

Smart ideas. Smart energy.

Arch Coal, Inc. 2007 Annual Report

Received SEC
MAR 21 2008
Washington, DC 20549

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Do you know where your electricity comes from? Coal, mainly. It powers 50% of America's homes, businesses and cities.



An abundant and vital national resource, coal is the smart choice to supply America's ever-growing energy needs.



Coal used in powering America's electric grid is expected to climb 40% to 1.4 billion tons by 2030. Arch is smartly positioned to meet this demand through its national scope of operations and an extensive, 2.9-billion-ton reserve base.



Coal provides affordable electricity, keeping household energy costs predictable and preserving America's quality of life.

At one-third the cost of crude oil or natural gas, coal is the most economical fuel choice for power generators. At Arch, we manage our costs by maintaining a superior asset portfolio and by utilizing highly efficient and safe mining methods. In 2007, our surface operations were 2.7 times more productive than the industry surface average, and three of our longwall operations ranked among the top eight most productive underground mines in the nation.



With access to low-cost energy inputs, American industries are more competitive globally thanks to coal.

On average, European companies spend twice as much per kilowatt-hour for electricity as American businesses. This cost saving provides a competitive advantage for our domestic industries and economy. Arch keeps a competitive edge by employing large-scale and sophisticated mining equipment operated by a skilled and loyal workforce. We also benefit from maintaining one of the strongest balance sheets in the industry.



A large – and growing – installed base of U.S. coal-generating capacity ensures that our power grid runs reliably every day.

Reliable, dependable, safe. That's what we want from our power and for our industry. Arch employees make smart choices daily to ensure their workplace and actions are safe. In 2007, our award-winning mines ranked first among industry peers for safety performance, and delivered our second-best safety record in the company's 10-year public history. Yet we won't be satisfied until we achieve our ultimate goal of zero incidents. This unwavering pursuit of excellence in safety represents the cornerstone of Arch's corporate culture.





Coal's potential is evolving, from the backbone of our nation's power supply to a resource that fuels our automotive fleet.

By 2030, Americans could convert more than 150 million tons of coal annually into liquid fuels, helping to reduce our dependence on foreign energy sources. With current technology, Arch's extensive reserve base could be transformed into more than 5 billion barrels of oil equivalent. That's why we own an equity interest in a coal-conversion company that plans to build a coal-to-gasoline facility in southern Wyoming, and capture the carbon dioxide emissions to enhance recovery in domestic oil fields.



Americans are embracing smarter technologies to make our energy use more efficient and environmentally friendly.



At Arch, we're funding programs to benefit America's communities. Our mines are leaders in land reclamation, having earned one of the nation's top environmental honors again in 2007. We're supporting greener places to live and work by planting millions of trees and providing wildlife habitat enhancement programs on reclaimed mining lands. And, we're establishing the legacy of a responsible energy company by honoring educational excellence through student scholarships and teacher awards and grants that work toward building a smarter tomorrow.



Since 1970, U.S. power plant emissions have declined by 50% even as coal-based electricity use has tripled.

We're ensuring a cleaner world for the next generation. As a top producer of low-sulfur coal, Arch has aided power plants in reducing regulated emissions. We've also invested in a technology company that seeks to cut power plant mercury emissions. And, we're supportive of technologies that will make coal use more climate-friendly. Governments, technology providers, power producers and energy companies are making real progress in the quest to develop near-zero-emission coal plants by the end of the next decade. Now, that's smart energy.

America's most abundant natural resource – a 230-year coal supply – improves our nation's energy security,



Coal makes up 94% of our nation's fossil-fuel resource base vs. 3% each for oil and natural gas. Domestic coal reserves will outlast world oil and gas reserves by more than a century at current rates. In a world short of energy, shouldn't we rely on what we have at home? With a vast and diverse reserve base, Arch has decades of safe, low-cost and domestic energy ready to power America.



and allows us to enjoy life's daily activities. We have the power to choose the essential benefits that coal can provide.

The National Mining Association estimates that U.S. coal production is responsible for creating 500,000 jobs and contributing $72 billion in output for the U.S. economy. The development of related industries – such as clean-coal technologies – should lead to the creation of additional domestic jobs and economic wealth. Imagine America without coal? We can't.





Why should America choose coal? Because it's smart energy.

Financial Highlights

Year Ended December 31 (In millions, except per share data)	2007	2006	2005
Tons sold	135.0	135.0	140.2
Revenues	$2,413.6	$2,500.4	$2,508.8
Income from operations	$ 229.6	$ 336.7	$ 77.9
Net income available to common shareholders	$ 174.7	$ 260.6	$ 22.5
Fully diluted earnings per share (EPS)	$ 1.21	$ 1.80	$ 0.17
Adjusted EBITDA*	$ 471.7	$ 545.0	$ 290.2
Dividends declared per common share	$ 0.27	$ 0.22	$ 0.16

*Adjusted EBITDA is defined and reconciled at the end of this report.



Dear Fellow Shareholders:



"We resoundingly believe that coal is the right fuel to power America's future."

Steven F. Leer
Chairman and Chief Executive Officer

As our report states, coal is indeed the smart energy choice to power America. In 2007, each American used almost 20 pounds of coal daily to run appliances, laptops, schools, businesses and cities. Yet most of us don't realize that the resource primarily responsible for powering our lives is, in fact, coal. At Arch, we are proud to say that America's abundant national coal reserves supply one-half of our nation's electricity, and provide us with affordable, reliable and secure energy. We resoundingly believe that coal is the right fuel to power America's future.

While last year's headlines focused on our nation's drive to go green, far fewer articles chronicled the endemic problem of skyrocketing energy costs. In fact, the impact of escalating electricity and gasoline expenditures on the average American household was dramatic. As I write this letter, with oil topping $100 per barrel and gasoline above $3 per gallon, the need for affordable, domestic and stable sources of energy has never been more apparent.



"We are committed first and foremost to operating the nation's safest coal mines."

Arch is attracting a new generation of skilled employees that is highly attuned to our prevention-oriented safety culture.

America's Greatest Energy Resource

Our world is short of energy. With developing nations, particularly China and India, expanding and electrifying their economies at an unprecedented pace, energy demand has soared. In the past five years alone, global coal demand has grown by 30 percent. These structural changes in energy markets are creating fundamental shifts in global coal supply flows, and are contributing to a robust export market for U.S. coal. In 2008, we expect the United States to set a record – the highest export level in this decade – and anticipate the strong coal export trend to continue into the next decade.

Dynamic global coal markets are having a spillover effect onto the domestic front. 2007 has proven to be a transitional year for U.S. coal, as increased coal consumption and reduced production levels allowed domestic markets to essentially rebalance. These factors – along with insatiable international demand – have provided the catalyst for rising domestic coal prices. Powder River Basin coal index pricing has more than doubled in the past year, and other coal regions are experiencing record prices at present. Over the long term, we expect pricing to continue to be upwardly biased, driven by supply constraints in several key U.S. coal regions, as well as continued growth in electric-generation demand from coal's large, and growing, domestic and international plant base.

Despite some announced coal plant delays and cancellations last year, the United States is currently experiencing the largest build-out of new coal-fueled generating capacity since 1980. Roughly 25 gigawatts of new coal plants are under construction or in advanced permitting stages in this country – translating into more than 85 million tons of new annual coal demand over the next five years.

While this build-out is encouraging, it represents only a fraction of what is needed to fulfill our country's energy requirements. A 2007 study by the North American Reliability Council concludes that peak electric-generation demand growth in the United States will greatly outstrip supply growth over the next 10 years. This study also notes that safety reserve margins for some electric capacity in this country may fall

to critically low levels as early as 2009. The United States must build significant new baseload generating capacity to meet rising demand, to replace antiquated plants and to prevent rolling black-outs. At Arch, we consider our nation's abundant domestic coal reserves to be the smart choice to fuel that capacity.

America's coal deposits account for 94 percent of our nation's known fossil-fuel reserves, compared with 3 percent each for crude oil and natural gas. We strongly believe that our nation should embrace what we have in greatest abundance – and commit ourselves to using coal in increasingly clean and climate-friendly ways.

Smart Execution

Arch achieved a solid financial performance in 2007 despite the downturn in U.S. coal markets during the first half of the year. Through adherence to our market-driven strategy – coupled with smart execution at our operations – we delivered our second-best year on record for earnings.

One of the year's most significant accomplishments was the completion of the Mountain Laurel complex in Central Appalachia. Given booming world metallurgical coal markets and strong export thermal coal markets, the timing of the Mountain Laurel longwall start-up was extremely advantageous. This complex has become the centerpiece of our operations in the region, and should enhance our earnings profile in coming years given its superior geology, competitive cost structure and strategic access to export coal markets. We expect to double our seaborne export volume in 2008 to service strong global coal markets while capitalizing on new opportunities to export coal from our Western Bituminous operations and even the Powder River Basin.

In 2007, Arch also made a strategic investment in coal reserves in the Illinois Basin to further expand the company's competitive position in the region. We expect the Illinois Basin to play a more significant role in U.S. energy markets over the next decade, and this acquisition enhances our low-cost platform for future growth in a region where our company has had a long and successful history.



"We take our commitment to being responsible stewards of the land seriously."

Arch passionately pursues excellence in environmental stewardship. Native grasses and wildlife thrive on our reclaimed lands.



"Core values of safety, environmental stewardship and shareholder value define Arch's culture as a responsible energy company."

Arch employs large-scale haul trucks at its surface operations in Wyoming. The truck fleet at our Black Thunder mine hauls enough coal to continuously power nearly 15 million American homes.

Additionally, we celebrated Arch's 10-year anniversary as a public entity in 2007. During the first 10 years of operation, Arch strategically expanded its footprint westward, built a competitive position in major U.S. low-sulfur coal regions and established itself as one of the industry leaders in safety performance. Arch has since grown to become one of the largest domestic producers of coal. Looking ahead, we are confident that our company is well positioned for future growth, and expect to continue to deliver superior shareholder value over the course of the next 10 years of operation and beyond.

Future Success

Our company's future success hinges upon three pillars of performance – safety, environmental stewardship and shareholder value. These core values define Arch's culture as a responsible energy company.

We are committed first and foremost to operating the nation's safest coal mines. In 2007, one-half of our individual mines, preparation plants and terminals worked an entire year without a single reportable incident, helping Arch maintain its industry-leading safety record. Our Cumberland River Band Mill mine earned the U.S. Department of Labor's Sentinels of Safety award last year as the nation's safest underground mine in 2006, marking the second year in a row that an Arch subsidiary was so honored.

We also take our commitment to being responsible stewards of the land seriously. In 2007, Arch achieved its best performance on record for environmental stewardship, and ranked first among major coal industry peers, as measured by environmental regulatory compliance standards. Both our Coal-Mac and Mountain Laurel operations earned U.S. Department of the Interior awards for outstanding reclamation and good neighborly practices. Mountain Laurel was the third Arch subsidiary in four years to earn a national Good Neighbor Award.

While we are proud of our accomplishments in safety and environmental performance – and would like to thank our employees for their hard work and dedication – we also know that we, as a company and an industry, need to work smarter

and safer. That's why we are dedicated to implementing the most innovative safety practices in the coal industry. It's also why we are implementing a new environmental policy in 2008 to improve upon our sustainability practices, and to further protect natural habitats and wildlife on our reclaimed mining lands. We simply will not be satisfied until all of our operations achieve a "perfect zero" safety and environmental record every single year.

We believe operating the nation's safest and most environmentally responsible mines enhances shareholder value over the long term. Since the company's inception on July 1, 1997, a $1,000 investment in our company's stock would have returned approximately $4,400 to shareholders as of this letter date, on a cumulative total return basis. A comparable $1,000 investment in the S&P 500 would have returned a cumulative total return to shareholders of roughly $1,800 over the same time frame.

Smart Ideas

Coal *must* go green – and it is. Since 1970, the United States has tripled its coal-based electricity use and real gross domestic product, while regulated power plant emissions have been cut in half. We are confident that more progress can be made in addressing such emission concerns – including mercury and eventually carbon.

Arch already aids power producers in meeting America's environmental objectives by supplying them with cleaner-burning, low-sulfur coal. We're also working with the technology company ADA to continue to lower mercury emissions from coal, thus helping power producers to generate even fewer emissions.

We are convinced that technology is the answer in addressing concerns over the link between fossil-fuel use and climate change. If we are serious about stabilizing greenhouse gas concentrations in the atmosphere, we must advance technologies that the developing world can use to address their rapidly growing greenhouse gas emissions. At Arch, we are committed to working with policy makers, technology providers and customers to play a positive and constructive role in addressing these concerns. That's why the U.S. coal industry – armed with



"We are convinced that technology is the answer in addressing concerns over the link between fossil-fuel use and climate change."

Investments in research and development of clean-coal and coal-conversion technologies are helping to pave the way for greater security in America's energy future.

support from coal-based generators, railroads and others – is working hard to educate the public about coal's benefits, and to empower them to make informed decisions on America's greatest domestic energy resource. I encourage you to visit *www.americaspower.org* to learn more about this campaign.

We also think it's smart public policy to advance alternative sources of domestic fuel. Coal-conversion technologies, such as coal-to-liquids and coal-to-gas, could meaningfully enhance America's energy security and provide real economic benefits to our country by bringing to market additional domestic supplies of transportation fuels and synthetic natural gas. We can even greatly reduce the carbon footprints of these clean fuels derived from coal by using the carbon dioxide emissions to enhance recovery in domestic oil fields. That's why Arch has invested in a coal-conversion company that plans to construct a coal-to-gasoline facility in southern Wyoming. We are confident that Americans can – and will – harness the power of domestic coal reserves safely and smartly for generations to come.

Smart Choices

With improving market conditions, Arch expects to deliver a record earnings performance in 2008, and drive even stronger future operational performance. We are prepared to capitalize on booming global and strong domestic coal markets while maintaining our passion for safety, production flexibility and cost control at our operations.

Arch is strategically positioned to meet growing domestic and international coal demand through an extensive, predominantly low-sulfur and widely dispersed 2.9-billion-ton domestic reserve base. With a presence in four of the five major domestic coal supply basins, our company's large-scale and diverse operations and reserve base span the United States. We have one of the industry's strongest balance sheets, with the lowest level of post-retirement and workers' compensation liabilities among major coal industry peers. And, our company has a talented and experienced workforce that is committed to operating the safest, most efficient and most environmentally responsible mines in the nation.

Looking ahead, we will continue to pursue the best strategic options available to enhance value for our shareholders, as we have done in the past. Our goal is to build a truly world-class energy company of which employees, customers and shareholders alike can be increasingly proud. We thank you for your continued interest in and support of our company.

Choose smart, choose coal, choose Arch.

Sincerely,

Steven F. Leer

Steven F. Leer
Chairman and Chief Executive Officer
February 25, 2008



Annual Report On Form 10-K
For The Year Ended December 31, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 1-13105



(Exact name of registrant as specified in its charter)

Delaware	**43-0921172**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One CityPlace Drive, Ste. 300, St. Louis, Missouri	**63141**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (314) 994-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange
	Chicago Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant (excluding outstanding shares beneficially owned by directors, officers and treasury shares) as of June 29, 2007 was approximately $5.0 billion.

On February 25, 2008, 143,954,798 shares of the company's common stock, par value $0.01 per share, were outstanding.

Portions of the company's definitive proxy statement for the annual stockholders' meeting to be held on April 24, 2008 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS.	1
ITEM 1A.	RISK FACTORS.	23
ITEM 1B.	UNRESOLVED STAFF COMMENTS.	31
ITEM 2.	PROPERTIES.	31
ITEM 3.	LEGAL PROCEEDINGS.	33
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.	34
PART II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.	34
ITEM 6.	SELECTED FINANCIAL DATA.	36
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.	37
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	55
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.	56
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.	56
ITEM 9A.	CONTROLS AND PROCEDURES.	56
ITEM 9B.	OTHER INFORMATION.	56
PART III		
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.	56
ITEM 11.	EXECUTIVE COMPENSATION.	56
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.	56
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.	57
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES.	57
PART IV		
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	57

Cautionary Statements Regarding Forward-Looking Information

This document contains "forward-looking statements" — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "predicts," "projects," "seeks," "should," "will" or other comparable words and phrases. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the heading "Risk Factors" beginning on page 23. Those risks and uncertainties include but are not limited to the following:

- market demand for coal and electricity;
- geologic conditions, weather and other inherent risks of coal mining that are beyond our control;
- availability and price of mining and other industrial supplies;
- availability of skilled employees and other workforce factors;
- disruptions in the quantities of coal produced by our contract mine operators;
- our ability to acquire or develop coal reserves in an economically feasible manner;
- defects in title or the loss of a leasehold interest;
- railroad, barge, truck and other transportation performance and costs;
- our ability to successfully integrate the operations that we acquire;
- our ability to secure new coal supply arrangements or to renew existing coal supply arrangements;
- our relationships with, and other conditions affecting, our customers;
- our ability to service our outstanding indebtedness;
- our ability to comply with the restrictions imposed by our credit facility and other financing arrangements;
- the availability and cost of surety bonds;
- failure by Magnum Coal Company, which we refer to as Magnum, to satisfy certain below-market contracts that we guarantee;
- terrorist attacks, military action or war;
- environmental laws, including those directly affecting our coal mining operations and those affecting our customers' coal usage;
- our ability to obtain and renew mining permits;
- future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particular matter or greenhouse gases;
- the accuracy of our estimates of reclamation and other mine closure obligations;
- the existence of hazardous substances or other environmental contamination on property owned or used by us; and
- the availability of future permits authorizing the disposition of certain mining waste.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this document. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Glossary of Selected Mining Terms

Certain terms that we use in this document are specific to the coal mining industry and may be technical in nature. The following is a list of selected mining terms and the definitions we attribute to them.

Assigned reserves	Recoverable reserves designated for mining by a specific operation.
Btu	A measure of the energy required to raise the temperature of one pound of water one degree of Fahrenheit.
Compliance coal	Coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btus, requiring no blending or other sulfur dioxide reduction technologies in order to comply with the requirements of the Clean Air Act.
Continuous miner	A machine used in underground mining to cut coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.
Dragline	A large machine used in surface mining to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket, suspended by cables from the end of a long boom, which is able to scoop up large amounts of overburden as it is dragged across the excavation area and redeposit the overburden in another area.
Longwall mining	One of two major underground coal mining methods, generally employing two rotating drums pulled mechanically back and forth across a long face of coal.
Low-sulfur coal	Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btus.
Preparation plant	A facility used for crushing, sizing and washing coal to remove impurities and to prepare it for use by a particular customer.
Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.
Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Reclamation	The restoration of land and environmental values to a mining site after the coal is extracted. The process commonly includes "recontouring" or shaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers.
Recoverable reserves	The amount of proven and probable reserves that can actually be recovered from the reserve base taking into account all mining and preparation losses involved in producing a saleable product using existing methods and under current law.

Reserves . . . . That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Room-and-pillar mining One of two major underground coal mining methods, utilizing continuous miners creating a network of "rooms" within a coal seam, leaving behind "pillars" of coal used to support the roof of a mine.

Unassigned reserves . . . . Recoverable reserves that have not yet been designated for mining by a specific operation.

PART I

ITEM 1. BUSINESS.

Introduction

We are one of the largest coal producers in the United States. At December 31, 2007, we operated 18 active mines located in each of the major low-sulfur coal-producing regions of the United States. Federal and state environmental regulations affect the demand for certain types of coal by limiting the amount of sulfur dioxide that may be emitted as a result of combustion. Due to these regulations, we believe demand for low-sulfur coal exceeds demand for other types of coal. Consequently, we focus on mining, processing and marketing coal with low sulfur content. At December 31, 2007, we estimate that our proven and probable coal reserves had an average heat value of approximately 10,000 Btus and an average sulfur content of approximately 0.71%. As such, we estimate that approximately 75.4% of our proven and probable coal reserves consists of compliance coal.

We sell substantially all of our coal to power plants, steel mills and industrial facilities. For the year ended December 31, 2007, we sold approximately 135.0 million tons of coal, including approximately 8.6 million tons of coal we purchased from third parties, fueling approximately 6% of all electricity generated in the United States. The locations of our mines enable us to ship coal to most of the major coal-fueled power plants in the United States. The following chart shows the breakdown of our coal production by region for 2007, expressed as a percentage of the total tons we produced:

2007 Coal Production, by Region
% of Total Tons

In 2007, we sold approximately 73.6% of our coal under contracts with a term of more than one year. At December 31, 2007, the average volume-weighted remaining term of our long-term contracts was approximately 3.8 years, with remaining terms ranging from one to ten years. At December 31, 2007, we had a sales backlog, including a backlog subject to price reopener or extension provisions, of approximately 377.5 million tons.

We believe that rapid economic expansion in developing nations, particularly China and India, has increased global demand for coal. We expect coal exports from the United States to increase in response to growing global coal demand, particularly as some of the traditional coal export nations experience mine, port, rail and labor challenges. We estimate that higher domestic demand for coal and higher U.S. coal exports will positively influence domestic coal demand. Additionally, we expect decreased production, particularly in the Central Appalachian region of the United States, to adversely impact domestic coal supply in the coming years. We anticipate continuing demand growth and weaker coal supplies to exert upward pressure on coal pricing in the future. As a result, we have not yet priced a portion of the coal we plan to produce over the next several years in order to take advantage of expected price increases. At December 31, 2007, our expected unpriced production approximated 15 million to 25 million tons in 2008, 85 million to 95 million tons in 2009 and 95 million to 105 million tons in 2010.

Our History

We were organized in Delaware in 1969 as Arch Mineral Corporation. In July 1997, we merged with Ashland Coal, Inc., a subsidiary of Ashland Inc. formed in 1975. As a result of the merger, we became one of the largest producers of low-sulfur coal in the eastern United States.

In June 1998, we expanded into the western United States when we acquired the coal assets of Atlantic Richfield Company. This acquisition included the Black Thunder and Coal Creek mines in the Powder River Basin of Wyoming, the West Elk mine in Colorado and a 65% interest in Canyon Fuel Company, which operates three mines in Utah. In October 1998, we were the successful bidder for the Thundercloud reserve, a 412-million-ton federal reserve tract adjacent to the Black Thunder mine.

In July 2004, we acquired the remaining 35% interest in Canyon Fuel Company. In August 2004, we acquired Triton Coal Company's North Rochelle mine adjacent to our Black Thunder operation. In September 2004, we were the successful bidder for the Little Thunder reserve, a 719-million-ton federal reserve tract adjacent to the Black Thunder mine.

In December 2005, we sold the stock of Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company and their four associated mining complexes (Hobet 21, Arch of West Virginia, Samples and Campbells Creek) and approximately 455.0 million tons of coal reserves in Central Appalachia to Magnum.

The Coal Industry

Global Coal Supply and Demand. Because of its availability, stability and affordability, coal is a major contributor to the global energy supply, providing approximately 40% of the world's electricity, according to the World Coal Institute, which we refer to as the WCI. Coal is also used in producing approximately 64% of the world's steel supply, according to the WCI. Coal reserves can be found in almost every country in the world, and approximately 50 countries are currently mining coal.

Coal is traded worldwide and can be transported to demand centers by ship and by rail. Worldwide coal production approximated 5.9 billion tons in 2006 and 5.4 billion tons in 2005, according to the WCI. China produces more coal than any other country in the world. Historically, Australia has been the world's largest coal exporter, exporting more than 200 million tons in each of the last three years, according to the WCI. China, Indonesia and South Africa have also historically been significant exporters in the global coal markets, however, growing demand in China has resulted in declining coal exports and increasing coal imports. These trends have caused China to become a less significant seaborne coal supply source. In 2007, coal supply from other regions was similarly affected because of mine disruptions, train derailments and port congestion.

Growing demand for coal for power generation in many Asian countries has begun to strain global coal supplies. Seaborne coal trade increased 4.6% to approximately 806.9 million metric tons in 2007, according to SSY Consultancy & Research, Ltd. Seaborne trade into Asia increased approximately 9.1%, while European trade decreased approximately 4.3%. Demand in China is expected to grow rapidly, as the demand for electricity and the need for steel used in construction and automobile production increase.

U.S. Coal Consumption. In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Coal consumption in the United States has increased from 398.1 million tons in 1960 to approximately 1.2 billion tons in 2007, based on information provided by the Energy Information Administration, which we refer to as the EIA.

Throughout the United States, coal has long been favored as a fuel to produce electricity because of its cost advantage and its availability. Since 1970, the use of coal to generate electricity in the United States has nearly tripled in response to growing electricity demand. According to the EIA, coal accounted for approximately 50% of U.S. electricity generation in 2007 and is projected to account for approximately 55% in 2030. By comparison, generation from natural gas is expected to peak at approximately 21% in 2018 before slowly

declining. The following chart shows U.S. electricity generation by fuel source from 1980 through 2007 and the projected generation through 2030:

Electricity Generation by Fuel, 1980-2030
(in billion kilowatthours)



Source: EIA

According to the National Mining Association, which we refer to as the NMA, coal is the lowest-cost fossil fuel used in producing electricity. We estimate that the cost of generating electricity from coal is less than one-third of the cost of generating electricity from other fuels. According to the EIA, the average delivered cost of coal to electric power generators during the first ten months of 2007 was $1.77 /mm Btus, which was $6.39 / mm Btus less expensive than residual fuel oil and $5.28 /mm Btus less expensive than natural gas.

The EIA projects that power plants will increase their demand for coal as demand for electricity increases. The EIA estimates that electricity demand will increase by at least 40% by 2030, despite continuing efforts throughout the United States to become more energy efficient. Coal consumption has generally grown at the pace of electricity growth because coal-fueled electricity generation is used in most cases to meet baseload requirements. We estimate that coal consumption for power generation increased approximately 1.7% in 2007 as a result of average economic growth and more favorable weather than in 2006. Historically, demand for electricity has generally grown in proportion to U.S. economic growth, as measured by gross domestic product. In 2007, real gross domestic product increased 2.2%, according to the U.S. Department of Commerce.

Demand for coal is broadly influenced by weather. Weather patterns requiring greater use of air-conditioning or heating translate into greater demand for coal-based electricity generation. According to the EIA, coal stockpiles at power plants represented an approximate 53-day supply at the end of 2007, compared to coal stockpiles representing an approximate 50-day supply at the end of 2006. We believe that some domestic power plants seek to protect against future supply disruptions by maintaining higher stockpile levels.

We believe that demand growth from new coal-fueled power plants represents an important element to the long-term outlook for coal. We estimate that roughly 25 gigawatts of new domestic coal-fueled electricity generation capacity is currently under construction or in advanced permitting stages, equating to more than 85 million tons of new incremental annual coal demand, based on information obtained from the National Energy Technology Laboratory, which we refer to as the NETL, and our internal estimates. We expect all or a significant majority of these plants to be built over the next five years. The NETL also estimates that, at

December 31, 2007, approximately 17 gigawatts of generating capacity was under construction or in advanced stages of development in the United States.

Coal is expected to remain the fuel of choice for domestic power generation through at least 2030, according to the EIA. Through that time, we expect new technologies intended to lower emissions of mercury, sulfur dioxide, nitrogen oxide and particulate matter will be introduced into the power generation industry. We believe these technological advancements will help coal retain its role as a key fuel for electric power generation well into the future.

The other major market for coal is the steel industry. Coal is essential for iron and steel production. According to the WCI, approximately 64% of all steel is produced from iron made in blast furnaces that use coal. The steel industry uses metallurgical coal, which is distinguishable from other types of coal because of its high carbon content, low expansion pressure, low sulfur content and various other chemical attributes. As such, the price offered by steel makers for metallurgical coal is generally higher than the price offered by power plants and industrial users for steam coal. Rapid economic expansion in China, India and other parts of southeast Asia has significantly increased the demand for steel in recent years.

Prices for oil and natural gas in the United States have reached record levels because of increasing demand and tensions regarding international supply. Historically high oil and gas prices and global energy security concerns have increased government and private sector interest in converting coal into liquid fuel, a process known as liquefaction. Liquid fuel produced from coal can be refined further to produce transportation fuels, such as low-sulfur diesel fuel, gasoline and other oil products, such as plastics and solvents. Several coal-to-liquids projects are in the process of development, including a coal-to-liquids facility proposed by a coal-conversion company in which we own an equity interest. We also expect advances in technologies designed to convert coal into electricity through coal gasification processes and to capture and sequester carbon dioxide emissions from electricity generation and other sources. These technologies have garnered greater attention in recent years due to developing concerns about the impact of carbon dioxide on the global climate. We believe the advancement of coal-conversion and other technologies represents a positive development for the long-term demand for coal.

U.S. Coal Production. The United States produces approximately one-fifth of the world's coal production and is the second largest coal producer in the world, exceeded only by China. Coal in the United States represents approximately 94% of the domestic fossil energy reserves with over 250 billion tons of recoverable coal, according to the U.S. Geological Survey. The U.S. Department of Energy estimates that current domestic recoverable coal reserves could supply enough electricity to satisfy domestic demand for more than 200 years. Coal production in the United States has increased from 434 million tons in 1960 to approximately 1.2 billion tons in 2007 based on information provided by EIA.

Western region—The western region includes, among other areas, the Powder River Basin and the Western Bituminous region. The Powder River Basin is located in northeastern Wyoming and southeastern Montana. Coal from this region has a very low sulfur content and a low heat value. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. In addition, Powder River Basin coal is generally lower in heat value, which requires some electric power generation facilities to blend it with higher Btu coal or retrofit some existing coal plants to accommodate lower Btu coal. The Western Bituminous region includes western Colorado, eastern Utah and southern Wyoming. Coal from this region typically has a low sulfur content and varies in heat value. According to the EIA, coal produced in the western United States increased from 408.3 million tons in 1994 to 618.3 million tons in 2007 as regulations limiting sulfur dioxide emissions have increased demand for low-sulfur coal over this period.

Appalachian region—The Appalachian region is divided into the north, central and southern Appalachian regions. Central Appalachia includes eastern Kentucky, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value and low sulfur content. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value and a high sulfur content. According to the EIA, coal produced in the Appalachian region decreased from 445.4 million

tons in 1994 to 379.6 million tons in 2007, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production.

Interior region—The Illinois basin includes Illinois, Indiana and western Kentucky and is the major coal production center in the interior region of the United States. Coal from the Illinois basin varies in heat value and has high sulfur content. Despite its high sulfur content, coal from the Illinois basin can generally be used by some electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions. We anticipate that Illinois basin coal will play an increasingly vital role in the U.S. energy markets in future periods. Other coal-producing states in the interior region include Arkansas, Kansas, Louisiana, Mississippi, Missouri, North Dakota, Oklahoma and Texas. According to the EIA, coal produced in the interior region decreased from 179.9 million tons in 1994 to 150.2 million tons in 2007.

U.S. Coal Exports and Imports. Coal exports decreased from 71.4 million tons in 1994 to 58.6 million tons in 2007. As discussed above, as global consumption for coal has increased in recent years, countries such as China, Indonesia, South Africa and Russia have decided to retain a greater percentage of their coal production for domestic consumption. This development, together with port congestion in Australia, historically the largest coal exporter in the world, and a weak U.S. dollar, has caused U.S. coal to become more attractive in global markets. We expect this trend to continue as global coal consumption continues to increase.

Historically, coal imported from abroad has represented a negligible share of total U.S. coal consumption. According to the EIA, coal imports increased from 8.9 million tons in 1994 to 36.3 million tons in 2007. Coal is imported into the United States primarily from Colombia, Indonesia and Venezuela. Imported coal generally serves coastal states along the Gulf of Mexico, such as Alabama and Florida, and states along the eastern seaboard. We expect coal imports into the United States to decrease due to increasing demand in Europe.

Coal Mining Methods

The geological characteristics of our coal reserves largely determine the coal mining method we employ. We use two primary methods of mining coal: surface mining and underground mining.

Surface Mining. We use surface mining when coal is found close to the surface. We have included the identity and location of our surface mining operations in the table on page 9. In 2007, approximately 80% of the coal that we produced came from surface mining operations.

Surface mining involves removing overburden (earth and rock covering the coal) with heavy earth-moving equipment, such as draglines, power shovels, excavators and loaders. Once exposed, we drill, fracture and systematically remove the coal using haul trucks or conveyors to transport the coal to a preparation plant or to a loadout facility. We reclaim disturbed areas as part of our normal mining activities. After final coal removal, we use draglines, power shovels, excavators or loaders to backfill the remaining pits with the overburden removed at the beginning of the process. Once we have replaced the overburden and topsoil, we reestablish vegetation and make other improvements that have local community and environmental benefits.

The following diagram illustrates a typical dragline surface mining operation:



Underground Mining. We use underground mining methods when coal is located deep beneath the surface. We have included the identity and location of our underground mining operations in the table on page 9. In 2007, approximately 20% of the coal that we produced came from underground mining operations.

Our underground mines are typically operated using one or both of two different techniques: longwall mining and room-and-pillar mining.

Longwall mining involves using mechanical shearers to extract coal from long rectangular blocks of medium to thick seams. Ultimate seam recovery using longwall mining techniques can exceed 75%. In longwall mining, we use continuous miners to develop access to these long rectangular coal blocks. Hydraulically powered supports temporarily hold up the roof of the mine while a rotating drum mechanically advances across the face of the coal seam, cutting the coal from the face. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface. Once coal is extracted from an area, the roof is allowed to collapse in a controlled fashion. In 2007, approximately 17% of the coal that we produced came from underground mining operations generally using longwall mining techniques.

The following diagram illustrates a typical underground mining operation using longwall mining techniques:



Room-and-pillar mining is effective for small blocks of thin coal seams. In room-and-pillar mining, we cut a network of rooms into the coal seam, leaving a series of pillars of coal to support the roof of the mine. We use continuous miners to cut the coal and shuttle cars to transport the coal to a conveyor belt for further transportation to the surface. The pillars generated as part of this mining method can constitute up to 40% of the total coal in a seam. Higher seam recovery rates can be achieved if retreat mining is used. In retreat mining, coal is mined from the pillars as workers retreat. As retreat mining occurs, the roof is allowed to collapse in a controlled fashion. Once we finish mining in an area, we generally abandon that area and seal it from the rest of the mine. In 2007, approximately 3% of the coal that we produced came from underground mining operations generally using room-and-pillar mining techniques.

The following diagram illustrates our typical underground mining operation using room-and-pillar mining techniques:



Coal Preparation. Coal extracted from the ground, particularly at our underground mining operations, contains impurities, such as rock, shale and clay, and occurs in a wide range of particle sizes. Each of our mining operations in the Central Appalachia region uses a coal preparation plant located near the mine or connected to the mine by a conveyor. These coal preparation plants allow us to treat the coal we extract from those mines to ensure a consistent quality and to enhance its suitability for particular end-users. In 2007, our preparation plants processed approximately 83% of the raw coal we produced in the Central Appalachia region. For more information about our preparation plants, you should see the section entitled "Our Mining Operations" below.

The treatments we employ depend on the properties of the extracted coal and its intended use. To remove impurities, we crush raw coal and classify it into various sizes. For the largest size fractions, we use dense media vessel separation techniques in which we float coal in a tank containing a liquid of specific gravity. Since coal is lighter than its impurities, it floats, and we can separate it from rock and shale. We treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we may process certain coal through a centrifuge. A centrifuge spins coal very quickly, causing water accompanying the coal to separate.

Our Mining Operations

At December 31, 2007, we operated 18 active mines at 11 mining complexes located in the United States. We have three reportable business segments, which are based on the low-sulfur coal producing regions in the United States in which we operate — the Powder River Basin, the Western Bituminous region and the Central Appalachia region. These geographically distinct areas are characterized by geology, coal transportation routes to consumers, regulatory environments and coal quality. These regional similarities have caused market and contract pricing environments to develop by coal region and form the basis for the segmentation of our operations.

The following map shows the locations of our mining operations:



The following table provides a summary of information regarding our mining complexes at December 31, 2007, the total sales associated with these complexes for the years ended December 31, 2005, 2006 and 2007 and the total reserves associated with these complexes at December 31, 2007. The amount disclosed below for the total cost of property, plant and equipment of each mining complex does not include the costs of the coal reserves that we have assigned to an individual complex:

Mining Complex	Captive Mines(1)	Contract Mines(1)	Mining Equipment	Railroad	Tons Sold(2) 2005	Tons Sold(2) 2006	Tons Sold(2) 2007	Total Cost of Property, Plant and Equipment at December 31, 2007	Assigned Reserves
					(Million tons)			($ in millions)	(Million tons)
Powder River Basin:									
Black Thunder	S	—	D, S	UP/BN	87.6	92.5	86.2	$ 598.8	1,314.6
Coal Creek(3)	S	—	D, S	UP/BN	—	3.1	10.2	143.0	214.4
Western Bituminous:									
Arch of Wyoming(4)	—	—	—	UP	—	—	—	24.5	19.6
Dugout Canyon	U	—	LW, C	UP	4.9	4.2	4.0	122.0	29.0
Skyline(3)	U	—	LW, C	UP	—	1.5	2.4	154.2	22.8
Sufco	U	—	LW, C	UP	7.5	7.4	6.7	229.0	51.3
West Elk	U	—	LW, C	UP	5.9	5.0	6.2	253.8	78.8
Central Appalachia:									
Coal-Mac	S	U	L, E	NS/CSX	3.2	3.7	3.9	141.1	30.9
Cumberland River	S(2), U(3)	U	L, C, HW	NS	2.3	2.6	2.4	122.6	21.0
Lone Mountain	U(3)	—	C	NS/CSX	2.6	2.5	2.4	167.1	34.7
Mountain Laurel	U	—	LW, C	CSX	—	—	1.0	399.1	83.0
Totals					114.0	122.5	125.4	$2,355.2	1,900.1

S = Surface mine
U = Underground mine

D = Dragline
L = Loader/truck
S = Shovel/truck
E = Excavator/truck
LW = Longwall
C = Continuous miner
HW = Highwall miner

UP = Union Pacific Railroad
CSX = CSX Transportation
BN = Burlington Northern Santa Fe Railway
NS = Norfolk Southern Railroad

(1) Amounts in parentheses indicate the number of captive and contract mines at the mining complex at December 31, 2007. Captive mines are mines that we own and operate on land owned or leased by us. Contract mines are mines that other operators mine for us under contracts on land owned or leased by us.

(2) Tons sold include tons of coal we purchased from third parties and processed through our loadout facilities. Coal purchased from third parties and processed through our loadout facilities approximated 0.2 million tons in 2007, 1.7 million tons in 2006 and 2.2 million tons in 2005. We have not included tons of coal we purchased from third parties that were not processed through our loadout facilities in the amounts shown in the table above. Tons of coal sold that we purchased from third parties but did not process through our loadout facilities approximated 8.4 million tons in 2007, 8.5 million tons in 2006 and 8.8 million tons in 2005.

In December 2005, we sold 100% of the stock of Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company, which include the Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining complexes and associated reserves, to Magnum. In June 2007, we sold the Mingo Logan-Ben Creek mining complex and associated reserves to Alpha Natural Resources. We have not included any information in the table above related to those complexes. Those complexes sold 1.2 million tons in 2007, 4.0 million tons in 2006 and 17.4 million tons in 2005.

(3) In 2006, we resumed mining at our Coal Creek and Skyline complexes. We had idled the Coal Creek complex in 2000 and the Skyline complex in 2004.

(4) The inactive surface mines at the Arch of Wyoming complex are in the final process of reclamation and bond release.

Powder River Basin. Our operations in the Powder River Basin are located in Wyoming and include two surface mining complexes. During 2007, these complexes sold approximately 96.4 million tons of compliance coal. We control approximately 1.8 billion tons of proven and probable coal reserves in the Powder River Basin.

Black Thunder. Black Thunder is a surface mining complex located on approximately 24,300 acres in Campbell County, Wyoming. We control a significant portion of the coal reserves through federal and state leases. The complex currently consists of six active pit areas, one owned loadout facility and one leased loadout facility. We ship all of the coal raw to our customers via the Burlington Northern Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. Each of the loadout facilities can load a 15,000-ton train in less than three hours.

Coal Creek . . . . Coal Creek is a surface mining complex located on approximately 7,400 acres in Campbell County, Wyoming. We control a significant portion of the coal reserves through federal and state leases. The complex currently consists of two active pit areas and a loadout facility. We ship all of the coal raw to our customers via the Burlington Northern Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. The loadout facility can load a 15,000-ton train in less than three hours.

Western Bituminous. Our operations in the Western Bituminous region are located in southern Wyoming, Colorado and Utah and include four underground mining complexes and one surface mining complex that includes four inactive surface mines. During 2007, the mining complexes in the Western Bituminous region sold approximately 19.3 million tons of compliance coal. We control approximately 459.9 million tons of proven and probable coal reserves in the Western Bituminous region.

Arch of Wyoming . . . . Arch of Wyoming is a surface mining complex located in Carbon County, Wyoming. The complex currently consists of four inactive surface mines located on approximately 29,900 acres that are in the final process of reclamation and bond release. In 2006, we began preliminary development of a new mining area located on approximately 30,100 acres. We control a significant portion of the coal reserves associated with this complex through federal, state and private leases. During 2007, we produced a minimal amount of coal attributable to the development of the new mining area.

Dugout Canyon . . . . Dugout Canyon mine is an underground mining complex located on approximately 18,200 acres in Carbon County, Utah. We control a significant portion of the coal reserves through federal and state leases. The complex currently consists of a longwall, two continuous miner sections and a truck loadout facility. We ship all of the coal to our customers via the Union Pacific railroad or by highway trucks. We wash a portion of the coal we produce at a 400-ton-per-hour preparation plant. The loadout facility can load approximately 20,000 tons of coal per day into highway trucks. Coal shipped by rail is loaded through a third-party facility capable of loading an 11,000-ton train in less than three hours.

Skyline . . . . Skyline is an underground mining complex located on approximately 12,400 acres in Carbon and Emery Counties, Utah. We control a significant portion of the coal reserves through federal leases and smaller portions through county and private leases. The complex

currently consists of a longwall, a continuous miner section and a loadout facility. We ship all of the coal raw to our customers via the Union Pacific railroad or by highway trucks. We do not process the coal mined at this complex. The loadout facility can load a 12,000-ton train in less than four hours.

Sufco . . . . Sufco is an underground mining complex located on approximately 25,200 acres in Sevier County, Utah. We control a significant portion of the coal reserves through federal and state leases. The complex currently consists of a longwall, three continuous miner sections and a loadout facility located approximately 80 miles from the mine. We ship all of the coal raw to our customers via the Union Pacific railroad or by highway trucks. We do not process the coal mined at this complex. The loadout facility can load an 11,000-ton train in less than three hours.

West Elk. . . . . West Elk is an underground mining complex located on approximately 17,900 acres in Gunnison County, Colorado. We control a significant portion of the coal reserves through federal and state leases. The complex currently consists of a longwall, three continuous miner sections and a loadout facility. We ship all of the coal raw to our customers via the Union Pacific railroad. We do not process the coal mined at this complex. The loadout facility can load an 11,000-ton train in less than three hours.

Central Appalachia. Our operations in the Central Appalachia region are located in southern West Virginia, eastern Kentucky and southwestern Virginia and include four mining complexes comprised of nine underground mines and three surface mines. During 2007, these operations sold approximately 9.7 million tons of low-sulfur coal. Metallurgical coal accounted for 1.7 million tons of total coal sales from these operations in 2007. We control approximately 338.0 million tons of proven and probable coal reserves in Central Appalachia.

Coal-Mac . . . . Coal-Mac is a surface and underground mining complex located on approximately 46,800 acres in Logan and Mingo Counties, West Virginia. We control a significant portion of the coal reserves through private leases. The complex currently consists of two surface mines (one captive and one contract), one contract underground mine, a preparation plant and two loadout facilities, which we refer to as Holden 22 and Ragland. We ship coal trucked to the Ragland loadout facility directly to our customers via the Norfolk Southern railroad. The Ragland loadout facility can load a 15,000-ton train in less than four hours. We ship coal trucked to the Holden 22 loadout facility directly to our customers via the CSX railroad. We wash a portion of the coal transported to the Holden 22 loadout facility at an adjacent 600-ton-per-hour preparation plant. The Holden 22 loadout facility can load a 12,000-ton train in less than four hours.

Cumberland River . . . . Cumberland River is an underground and surface mining complex located on approximately 16,700 acres in Wise County, Virginia and Letcher County, Kentucky. We control a significant portion of the coal reserves through private leases. The complex currently consists of four underground mines (three captive, one contract) operating a total of five continuous miner sections, two captive surface operations, two highwall miners (one captive, one contract), a preparation plant and a loadout facility. We ship approximately one-third of the coal raw to our customers via the Norfolk Southern railroad. We

	process the remaining two-thirds of the coal through a 500-ton-per-hour preparation plant before shipping it to our customers via the Norfolk Southern railroad. The loadout facility can load a 12,500-ton train in less than four hours.
Lone Mountain	Lone Mountain complex is an underground mining complex located on approximately 21,400 acres in Harlan County, Kentucky and Lee County, Virginia. We control a significant portion of the coal reserves through private leases. The complex currently consists of three underground mines operating a total of seven continuous miner sections. We convey coal mined in Kentucky to Virginia before we process it through a 1,200-ton-per-hour preparation plant. We then ship the coal to our customers via the Norfolk Southern or CSX railroad. The loadout facility can load a 12,500-ton unit train in less than four hours.
Mountain Laurel	Mountain Laurel is an underground mining complex located on approximately 30,000 acres in Logan County, West Virginia. In 2007, we began preliminary development of a new surface mining area adjacent to our underground mine. We control a significant portion of the coal reserves through private leases. The complex currently consists of a longwall, four continuous miner sections, a preparation plant and a loadout facility. We process all of the coal through a 2,100-ton-per-hour preparation plant before shipping the coal to our customers via the CSX railroad. The loadout facility can load a 15,000-ton train in less than four hours.

We also incorporate by reference the information about the operating results of each of our segments for the years ended December 31, 2007, 2006 and 2005 contained in Note 22 — Segment Information to our consolidated financial statements beginning on page F-1.

Transportation

We ship our coal to customers by means of railroad, barges or trucks, or a combination of these means of transportation. We also ship our coal to Atlantic coast terminals or terminals along the Gulf of Mexico for transportation to domestic and international customers. As is customary in the industry, once the coal is loaded onto the rail car, barge, truck or vessel, our customers are typically responsible for the freight costs to the ultimate destination. Transportation costs borne by the customer vary greatly based on each customer's proximity to the mine and our proximity to the loadout facilities.

Our Arch Coal Terminal is located in Catlettsburg, Kentucky on a 111-acre site on the Big Sandy River above its confluence with the Ohio River. The terminal provides coal and other bulk material storage and can load and offload river barges and trucks at the facility. The terminal can provide up to 500,000 tons of storage and can process up to six million tons of coal annually for shipment on the inland waterways.

In addition, we own a 17.5% interest in Dominion Terminal Associates, which leases and operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. The facility has a rated throughput capacity of 20 million tons of coal per year and ground storage capacity of approximately 1.7 million tons. The facility serves international customers, as well as domestic coal users located along the Atlantic coast of the United States.

Sales, Marketing and Customers

Coal prices are influenced by a number of factors and vary dramatically by region. As a result of these regional characteristics, prices of coal by product type within a given major coal producing region tend to be relatively consistent with each other. The price of coal within a region is influenced by market conditions, mine

operating costs, coal quality, transportation costs involved in moving coal from the mine to the point of use and the costs of alternative fuels. In addition to supply and demand factors, the price of coal at the mine is influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally cheaper to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining, which is the mining method we use in the Western Bituminous region and for certain of our Central Appalachia mines, is generally more expensive than surface mining, which is the mining method we use in the Powder River Basin and for certain of our Central Appalachia mines. This is the case because of the higher capital costs, including costs for construction of extensive ventilation systems, and higher per unit labor costs due to lower productivity associated with underground mining.

In addition to the cost of mine operations, the price of coal is also a function of quality characteristics such as heat value, sulfur, ash and moisture content. Higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices.

Management, including our chief executive officer and chief operating officer, reviews and makes resource allocations based on the goal of maximizing our profits in light of the comparative cost structures of our various operations. Because most of our customers purchase coal on a regional basis, coal can generally be sourced from several different locations within a region. Once we have a contractual commitment to sell coal at a certain price, we assign contract shipments to one or more mining complexes within a region capable of sourcing that coal.

Long-Term Coal Supply Arrangements

We sell coal both under long-term contracts, the terms of which are more than one year, and on a current market or spot basis with terms of one year or less. In 2007, we sold approximately 73.6% of our coal under long-term supply arrangements. At December 31, 2007, the average volume-weighted remaining term of our long-term contracts was approximately 3.8 years, with remaining terms ranging from one to ten years.

We expect to sell a significant portion of our coal under long-term supply arrangements. We selectively renew or enter into new long-term supply arrangements when we can do so at prices that we believe are favorable. When our coal sales contracts expire or are terminated, we are exposed to the risk of having to sell coal into the spot market, where demand is variable and prices are subject to greater volatility.

Provisions permitting renegotiation or modification of coal sale prices are present in some of our more recently negotiated long-term contracts and usually occur midway through a contract or every two to three years, depending upon the length of the contract. In some circumstances, either we have or our customer has the option to terminate the contract if the parties cannot agree on a new price.

We participate in the "over-the-counter market" for a small portion of our sales.

Competition

The coal industry is intensely competitive. The most important factors on which we compete are coal quality, transportation costs from the mine to the customer and the reliability of supply. Our principal domestic competitors include Alpha Natural Resources, Inc., CONSOL Energy Inc., Foundation Coal Holdings, Inc., Magnum Coal Company, Massey Energy Company, Patriot Coal Corporation, Peabody Energy Corp. and Rio Tinto Energy — North America. Some of these coal producers are larger than we are and have greater financial resources and larger reserve bases than we do. We also compete directly with a number of smaller producers in each of the geographic regions in which we operate. As the price of domestic coal increases, we also compete with companies that produce coal from one or more foreign countries, such as Colombia, Indonesia and Venezuela.

Additionally, coal competes with other fuels, such as nuclear energy, natural gas, hydropower and petroleum, for steam and electrical power generation. Costs and other factors relating to these alternative fuels, such as safety and environmental considerations, affect the overall demand for coal as a fuel.

Geographic Data

We market our coal principally to power plants, steel mills and industrial facilities located in the United States. Coal sales to foreign customers approximated $196.7 million for 2007, $162.5 million for 2006 and $166.0 million for 2005.

Safety and Environmental Regulations

Our operations, like operations of other coal companies, are subject to regulation, primarily by federal and state authorities, on matters such as: air quality standards; reclamation and restoration activities involving our mining properties; mine permits and other licensing requirements; water pollution; employee health and safety; the discharge of materials into the environment; management of materials generated by mining operations; storage of petroleum products; protection of wetlands and endangered plant and wildlife protection. Many of these regulations require registration, permitting, compliance, monitoring and self-reporting and may impose civil and criminal penalties for non-compliance.

Additionally, the electric generation industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal over time. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, causing coal to become a less attractive fuel source and reducing the percentage of electricity generated from coal. Future legislation or regulation or more stringent enforcement of existing laws may have a significant impact on our mining operations or our customers' ability to use coal.

While it is not possible to accurately quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Federal and state mining laws and regulations require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers' compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for domestic coal producers.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Clean Air Act. The federal Clean Air Act and similar state and local laws that regulate air emissions affect coal mining directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and/or emissions control requirements relating to particulate matter which may include controlling fugitive dust. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions of fine particulate matter measuring 2.5 micrometers in diameter or smaller, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled power plants and industrial boilers, which are the largest end-users of our coal. Continued tightening of the already stringent regulation of emissions and regulation of additional emissions such as carbon dioxide or other greenhouse gases from coal-fueled power plants and industrial boilers could eventually reduce the demand for coal.

Clean Air Act requirements that may directly or indirectly affect our operations include the following:

- *Acid Rain.* Title IV of the Clean Air Act imposes a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fueled power plants with a capacity of more than 25-megawatts. Generally, the affected power plants have sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of this Clean Air Act provision on our operations, we believe that implementation of Phase II has resulted in, and will continue to result in, an upward pressure on the price of lower sulfur coals as coal-fueled power plants continue to comply with the more stringent restrictions of Title IV.

- *Fine Particulate Matter.* The Clean Air Act requires the U.S. Environmental Protection Agency, which we refer to as EPA, to set national ambient air quality standards, which we refer to as NAAQS, for

certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. For example, NAAQS currently exist for particulate matter measuring 10 micrometers in diameter or smaller (PM10) and for fine particulate matter measuring 2.5 micrometers in diameter or smaller (PM2.5). The EPA designated all or part of 225 counties in 20 states as well as the District of Columbia as non-attainment areas with respect to the PM2.5 NAAQS. Those designations have been challenged. Individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to twelve years from the date of designation to secure emissions reductions from sources contributing to the problem. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas.

- *Ozone.* Significant additional emission control expenditures will be required at coal-fueled power plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead. For example, in 2004, the EPA designated counties in 32 states as non-attainment areas under the new standard. These states had until June 2007 to develop plans, referred to as state implementation plans, or SIPs, for pollution control measures that allow them to comply with the standards. The EPA described the action that states must take to reduce ground-level ozone in a final rule promulgated in November 2005. The rule is subject to judicial challenge, however, making its impact difficult to assess. In July 2007, the EPA proposed to make the current standard more stringent. If the EPA's current rules are upheld and the EPA finalizes a more stringent ozone NAAQS, additional emission control expenditures will likely be required at coal-fueled power plants.

- *NOx SIP Call.* The NOx SIP Call program was established by the EPA in October 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Phase II reductions were required by May 2007. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fueled power plants, thereby making coal a less attractive fuel.

- *Clean Air Interstate Rule.* The EPA finalized the Clean Air Interstate Rule, which we refer to as CAIR, in March 2005. CAIR calls for power plants in 29 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide. The rule requires states to regulate power plants under a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. When fully implemented, the rule is expected to reduce regional sulfur dioxide emissions by over 70% and nitrogen oxides emissions by over 60% from 2003 levels. The stringency of the cap may require some coal-fueled power plants to install additional pollution control equipment, such as wet scrubbers, which could decrease the demand for low-sulfur coal at these plants and thereby potentially reduce market prices for low-sulfur coal. Emissions are permanently capped and cannot increase. The rule is also subject to judicial challenge, which makes its impact difficult to assess.

- *Mercury.* In February 2008, the United States Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Mercury Rule, which we refer to as CAMR, and remanded it to the EPA for reconsideration. The EPA is reviewing the court decision and evaluating its impacts. Before the court decision, some states had either adopted CAMR or adopted state-specific rules to regulate mercury emissions from power plants that are more stringent than CAMR. CAMR, as promulgated, would have permanently capped and reduced mercury emissions from coal-fueled power plants by establishing mercury emissions limits from new and existing coal-fueled power plants and creating a market-based cap-and-trade program that was expected to reduce nationwide emissions of mercury in two phases.

Under CAMR, coal-fueled power plants would have had until 2010 to cut mercury emission levels to 38 tons a year from 48 tons and until 2018 to bring that level down to 15 tons, a 69% reduction. Regardless of how the EPA responds on reconsideration or how states implement their state-specific mercury rules, rules imposing stricter limitations on mercury emissions from power plants will likely be promulgated and implemented. Any such rules may adversely affect the demand for coal.

- *Carbon Dioxide.* In February 2003, a number of states notified the EPA that they planned to sue the agency to force it to set new source performance standards for electric utility emissions of carbon dioxide and to tighten existing standards for sulfur dioxide and particulate matter for utility emissions. In April 2007, the U.S. Supreme Court rendered its decision in *Massachusetts v. EPA*, finding that the EPA has authority under the Clean Air Act to regulate carbon dioxide emissions from automobiles and can decide against regulation only if the EPA determines that carbon dioxide does not significantly contribute to climate change and does not endanger public health or the environment. The EPA's final regulations in response to the decision are not expected until December 2008. In other actions, following the *Massachusetts v. EPA* decision, the U.S. Court of Appeals for the District of Columbia Circuit remanded to the EPA new source performance standards for utility and industrial boilers promulgated in 2006 for further proceedings in light of the *Massachusetts v. EPA* decision. In June 2006, the U.S. Court of Appeals for the Second Circuit heard oral argument in a public nuisance action filed by eight states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont) and New York City to curb carbon dioxide emissions from power plants. The parties have filed post-argument briefs on the impact of the *Massachusetts v. EPA* decision, and a decision is currently pending. If as a result of these actions the EPA were to set emission limits for carbon dioxide from electric utilities, the amount of coal our customers purchase from us could decrease.
- *Regional Haze.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks, particularly those located in the southwest and southeast United States. This program may result in additional emissions restrictions from new coal-fueled power plants whose operation may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act, which we refer to as SMCRA, establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining, which we refer to as OSM, or from the applicable state agency if the state agency has obtained primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA.

SMCRA permit provisions include a complex set of requirements which include, among other things, coal prospecting; mine plan development; topsoil or growth medium removal and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface runoff and drainage control; establishment of suitable post mining land uses; and revegetation.

The mining permit application preparation process is initiated by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat; and wetlands. The geologic data is used to define and characterize the rock structures that will be encountered during the mining process. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application.

The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases; other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with Office of Surface Mining's Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines and $0.135 per ton of coal produced from underground mines. In 2007, we recorded $38.0 million of expense related to these reclamation fees.

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application review processes are taking longer to complete and becoming increasingly subject to challenge.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surety Bonds. Mine operators are often required by federal and/or state laws to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually noncancelable during their term, many of these bonds are renewable on an annual basis. The costs of these bonds have fluctuated in recent years while the market terms of surety bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at

times by a decrease in the number of companies willing to issue surety bonds. In order to address some of these uncertainties, we use self-bonding to secure performance of certain obligations in Wyoming. As of December 31, 2007, we have self-bonded an aggregate of $306.4 million and have posted an aggregate of $263.0 million in surety bonds and $0.5 million in cash bonds for reclamation purposes. In addition, we had approximately $134.0 million of surety bonds and letters of credit outstanding at December 31, 2007 to secure workers' compensation, coal lease and other obligations.

Clean Water Act. The Clean Water Act of 1972 and comparable state laws that regulate waters of the United States can affect our mining operations directly and indirectly. One of the direct impacts on coal mining and processing operations is the Clean Water Act permitting requirements relating to the discharge of pollutants into waters of the United States. Indirect impacts of the Clean Water Act include discharge limits placed on coal-fueled power plant ash handling facilities' discharges. Continued litigation of Clean Water Act issues could eventually reduce the demand for coal.

Clean Water Act requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the Clean Water Act creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System, which we refer to as the NPDES, or an equally stringent program delegated to a state regulatory agency. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern the discharge into waters of the United States. The imposition of future restrictions on the discharge of certain pollutants into waters of the United States could affect the permitting process, increase the costs and difficulty of obtaining and complying with NPDES permits and could adversely affect our coal production.

  Under the Clean Water Act, states must conduct an anti-degradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality. A state's anti-degradation regulations would prohibit the diminution of water quality in these streams. In general, waters discharged from coal mines to high quality streams may be required to meet new "high quality" standards. This could cause increases in the costs, time and difficulty associated with obtaining and complying with NPDES permits, and could adversely affect our coal production.

- *Dredge and Fill Permits Act.* Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, valley fills, and other similar structures, may result in impacts to waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Prior to conducting such mining activities, coal companies are required to obtain a Section 404 permit, referred to as a dredge or fill permit, from the Army Corps of Engineers, which we refer to as the Corps. The Corps is authorized to issue two types of Section 404 permits: a general permit, referred to as a nationwide permit, for surface mining activities and an individual permit. The Corps may issue nationwide permits for any category of activities involving the discharge of dredge or fill material if the Corps determines that such activities are similar in nature and will cause only minimal adverse environmental effects individually or cumulatively. Generally, the Corps has used nationwide permits to authorize impacts to waters of the United States from mining activities because the process is a more streamlined permitting approach and consumes less Corps resources.

  The use of the nationwide permit to authorize stream impacts from mining activities was successfully challenged in October 2003 in federal court in southern West Virginia, but was later overturned at the court of appeals. During the appeal period only, the Corps was enjoined (only in the southern district of West Virginia) from using the nationwide permit to authorize dredge and fill activities for mining impacts. As a precaution to mitigate the uncertainty surrounding the use of the nationwide permit in these areas, we converted certain ongoing permits, pending applications, and planned applications from nationwide permits to individual permits. This precautionary step was taken to minimize the potential for future production interruptions.

You should see Item 3 — Legal Proceedings beginning on page 33 for more information about certain litigation pertaining to our permits.

Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since Congress adopted the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed comprehensive safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have programs for mine safety and health regulation and enforcement. In reaction to several mine accidents in recent years, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the Mine Improvement and New Emergency Response Act of 2006, which we refer to as the MINER Act. The MINER Act imposes additional obligations on coal operators including, among other things, the following:

- development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel;
- establishment of additional requirements for mine rescue teams;
- notification of federal authorities in the event of certain events;
- increased penalties for violations of the applicable federal laws and regulations; and
- requirement that standards be implemented regarding the manner in which closed areas of underground mines are sealed.

Various states, including West Virginia, have also enacted new laws to address many of the same subjects. The full financial impact of the new regulations is not yet known. However, the cost of implementation of the new safety and health regulations at the federal and state level may be substantial. In addition to the cost of implementation, there are increased penalties for violations which may also be substantial. Expanded enforcement could result in a proliferation of litigation regarding citations and orders issued as a result of the regulations.

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for coal mined in underground operations and up to $0.55 per ton for coal mined in surface operations. These amounts may not exceed 4.4% of the gross sales price. This excise tax does not apply to coal shipped outside the United States. In 2007, we recorded $65.0 million of expense related to this excise tax.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, which we refer to as CERCLA, and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of the statute. Thus, coal mines that we currently own or have previously owned or operated, and sites to which we sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

Resource Conservation and Recovery Act. The Resource Conservation and Recovery Act, which we refer to as RCRA, may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal

cleaning wastes, are exempted from hazardous waste management. Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion products generated at electric utility and independent power producing facilities, such as coal ash. In May 2000, the EPA concluded that coal combustion products do not warrant regulation as hazardous waste under RCRA. The EPA is retaining the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion products disposed in surface impoundments and landfills and used as mine-fill. The Office of Surface Mining and EPA have recently proposed regulations regarding the management of coal combustion products. The EPA also concluded beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. Most state hazardous waste laws also exempt coal combustion products, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability.

Climate Change. One by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change, which establishes a binding set of emission targets for greenhouse gases. With Russia's accedence, the Kyoto Protocol became binding on all those countries that had ratified it in February 2005. To date, the United States has refused to ratify the Kyoto Protocol. Although the targets vary from country to country, if the United States were to ratify the Kyoto Protocol our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012. Canada, which accounted for approximately 3.4% of our sales volume in 2007, ratified the Kyoto Protocol in 2002. Under the Kyoto Protocol, Canada will be required to cut greenhouse gas emissions to 6% below 1990 levels in 2008 to 2012, either in direct reductions in emissions or by obtaining credits through market mechanisms. This requirement could result in reduced demand for our coal by Canadian power plants.

Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. In 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. In December 2005, seven northeastern states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont) signed the Regional Greenhouse Gas Initiative agreement, which we refer to as RGGI, calling for a 10% reduction of carbon dioxide emissions by 2019, with compliance to begin January 1, 2009. Maryland signed onto RGGI in July 2006. The RGGI final model rule was issued in August 2006, and the participating states are developing their state rules.

Climate change developments are also taking place in western states. In September 2006, California adopted greenhouse gas legislation that prohibits long-term baseload generators from having a greenhouse gas emissions rate greater than that of combined cycle natural gas generator and that allows for long-term deals with generators that sequester carbon emissions. In January 2007, the California Public Utility Commission adopted interim greenhouse gas standards requiring all new long-term power contracts to serve baseload capacity in California to have emissions no higher than a combined-cycle gas turbine plant. In February 2007, the governors of Arizona, California, New Mexico, Oregon and Washington launched the Western Climate Initiative in an effort to develop a regional strategy for addressing climate change. The goal of the Western Climate Initiative is to identify, evaluate and implement collective and cooperative methods of reducing greenhouse gases in the region. In the spring of 2007, the governor of Utah and the premiers of British Columbia and Manitoba joined the initiative, and other states and provinces participate as observers.

In January 2007, eight midwestern states (Illinois, Indiana, Iowa, Michigan, Minnesota, Missouri, Ohio and Wisconsin) agreed to support a voluntary registry for greenhouse gases. In November 2007, the governors of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Ohio, South Dakota and Wisconsin and the premier of Manitoba signed the Midwestern Greenhouse Gas Reduction Accord to develop and implement steps to reduce greenhouse gas emissions. These and other state climate change rules will likely require additional controls on coal-fueled power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap and trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate, will not affect the future market for coal in those regions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal.

Endangered Species. The Endangered Species Act and other related federal and state statutes protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act or other related laws or regulations. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans. We have been able to continue our operations within the existing spatial, temporal and other restrictions associated with special status species. Should more stringent protective measures be applied to threatened, endangered or other special status species or to their critical habitat, then we could experience increased operating costs or difficulty in obtaining future mining permits. The federal government is currently considering whether to add polar bears to the list of endangered species. If the polar bear is listed as an endangered species, then that action could result in regulation of carbon dioxide emissions to address global warming. Limits on emissions of carbon dioxide could result in coal becoming a less attractive fuel source and could reduce the amount of coal our customers purchase from us.

Other Environmental Laws. We are required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act. We believe that we are in substantial compliance with all applicable environmental laws.

Employees

At February 25, 2008, we employed a total of approximately 4,030 persons, approximately 220 of whom are represented by the Scotia Employees Association. We believe that our relations with all employees are good.

Executive Officers

The following is a list of our executive officers, their ages as of February 25, 2008 and their positions and offices during the last five years:

Name	Age	Position
C. Henry Besten, Jr.	59	Mr. Besten has served as our Senior Vice President-Strategic Development since 2002.
John W. Eaves	50	Mr. Eaves has served as our President and Chief Operating Officer since April 2006. Mr. Eaves has also been a director since February 2006. From 2002 to April 2006, Mr. Eaves served as our Executive Vice President and Chief Operating Officer. Mr. Eaves also serves on the board of directors of ADA-ES, Inc.
Sheila B. Feldman	53	Ms. Feldman has served as our Vice President-Human Resources since February 2003. From 1997 to February 2003, Ms. Feldman was the Vice President-Human Resources and Public Affairs of Solutia Inc. On December 17, 2003, Solutia Inc. and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.
Robert G. Jones	51	Mr. Jones has served as our Vice President-Law, General Counsel and Secretary since 2000.
Paul A. Lang	47	Mr. Lang has served as our Senior Vice President-Operations since December 2006. Mr. Lang served as President of Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C. from November 1998 through July 2005.
Steven F. Leer	55	Mr. Leer has served as our Chairman and Chief Executive Officer since April 2006. Mr. Leer served as our President and Chief Executive Officer from 1992 to April 2006. Mr. Leer also serves on the board of directors of the Norfolk Southern Corporation, USG Corp., the Western Business Roundtable and the University of the Pacific and is chairman of the Coal Industry Advisory Board. Mr. Leer is a past chairman and continues to serve on the board of directors of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
Robert J. Messey	62	Mr. Messey has served as our Senior Vice President and Chief Financial Officer since 2000. Mr. Messey also serves on the board of directors of Baldor Electric Company and Stereotaxis, Inc.
David B. Peugh	53	Mr. Peugh has served as our Vice President-Business Development since 1995
Deck S. Slone	44	Mr. Slone has served as our Vice President-Investor Relations and Public Affairs since 2001.
David N. Warnecke	52	Mr. Warnecke has served as our Vice President-Marketing and Trading since August 2005. From June 2005 until March 2007, Mr. Warnecke served as President of our Arch Coal Sales Company, Inc. subsidiary, and from April 2004 until June 2005, Mr. Warnecke served as Executive Vice President of Arch Coal Sales Company, Inc. Prior to June 2004, Mr. Warnecke was Senior Vice President-Sales, Trading and Transportation of Arch Coal Sales Company, Inc.

We submitted our most recent chief executive officer certification to the New York Stock Exchange on May 23, 2007.

Available Information

We file annual, quarterly and current reports, and amendments to those reports, proxy statements and other information with the Securities and Exchange Commission. You may access and read our filings without charge through the SEC's website, at sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We also make the documents listed above available through our website, archcoal.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (314) 994-2700 or by mail at Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, Attention: Vice President-Investor Relations and Public Affairs. The information on our website is not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS.

Our business involves certain risks and uncertainties. In addition to the risks and uncertainties described below, we may face other risks and uncertainties, some of which may be unknown to us and some of which we may deem immaterial. If one or more of these risks or uncertainties occur, our business, financial condition or results of operations may be materially and adversely affected.

Risks Related to Our Business

A substantial or extended decline in coal prices could negatively affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. In turn, the prices we receive for our coal depend upon factors beyond our control, including the following:

- the supply of and demand for domestic and foreign coal;
- the demand for electricity and steel;
- domestic and foreign governmental regulations and taxes, including those establishing air emission standards for coal-fueled power plants;
- regulatory, administrative and judicial decisions, including those affecting future mining permits;
- the proximity, capacity and cost of transportation facilities;
- the availability and price of alternative fuels, such as natural gas, and alternative energy sources, such as hydroelectric, wind and solar power;
- technological developments, including those intended to convert coal to liquid or gas and those aimed at capturing and sequestering carbon; and
- the effects of worldwide energy conservation measures.

Declines in the prices we receive for our coal could adversely affect our profitability and the value of our coal reserves.

Certain conditions and events beyond our control could negatively impact our coal mining operations, our production or our operating costs.

We mine coal at underground and surface mining operations. Certain factors beyond our control, including those listed below, could disrupt our coal mining operations, reduce our production or increase our operating costs:

- delays and difficulties in acquiring, maintaining or renewing necessary permits or mining or surface rights;

- changes or variations in geological conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;
- mining and processing equipment failures and unexpected maintenance problems;
- interruptions due to transportation delays;
- adverse weather and natural disasters, such as heavy rains or snow and flooding;
- shortage of qualified labor;
- unexpected or accidental surface subsidence from underground mining;
- accidental mine water discharges, fires, explosions or similar mining accidents; and
- regulatory issues involving the plugging of and mining through oil and gas wells that penetrate the coal seams we mine.

If any of these conditions or events occurs, particularly at our Black Thunder mining complex, our coal mining operations may be disrupted, we could experience a delay or halt of production or our operating costs could increase significantly. In addition, if our insurance coverage is limited or excludes certain of these conditions or events, then we may not be able to recover any of the losses we may incur as a result of such conditions or events, some of which may be substantial.

Increases in the costs of mining and other industrial supplies, including steel-based supplies, diesel fuel and rubber tires, or the inability to obtain a sufficient quantity of those supplies, could negatively affect our operating costs or disrupt or delay our production.

Our coal mining operations use significant amounts of steel, diesel fuel, rubber tires and other mining and industrial supplies. The costs of roof bolts we use in our underground mining operations depend on the price of scrap steel. We also use significant amounts of diesel fuel and tires for the trucks and other heavy machinery we use, particularly at our Black Thunder mining complex. A worldwide increase in mining, construction and military activities has caused a shortage of the large rubber tires we use in our mining operations. While we have taken initiatives aimed at extending the useful lives of our rubber tires, including increased driver training, improved road maintenance and reduced driving speeds, we may be unable to obtain a sufficient quantity of rubber tires in the future or at prices which are favorable to us. If the prices of mining and other industrial supplies, particularly steel-based supplies, diesel fuel and rubber tires, increase, our operating costs could be negatively affected. In addition, if we are unable to procure these supplies, our coal mining operations may be disrupted or we could experience a delay or halt in our production.

Our labor costs could increase if the shortage of skilled coal mining workers continues.

Efficient coal mining using modern techniques and equipment requires skilled workers with experience and proficiency in multiple mining tasks. The resurgence in coal mining activity in recent years has caused a significant tightening of the labor supply. In addition, employee turnover rates in the coal industry have increased during this period as coal producers compete for skilled personnel. Because of the shortage of trained coal miners in recent years, we have operated certain facilities without full staff and have hired novice miners, who are required to be accompanied by experienced workers as a safety precaution. These measures have negatively affected our productivity and our operating costs. If the shortage of experienced labor continues or worsens, our production may be negatively affected or our operating costs could increase.

Disruptions in the quantities of coal produced by our contract mine operators or purchased from other third parties could temporarily impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining complexes, including select operations at our Coal-Mac and Cumberland River mining complexes. In addition, we purchase coal from third parties that we sell to our customers. Operational difficulties at contractor-operated mines or mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers

and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

Our inability to acquire additional coal reserves or our inability to develop coal reserves in an economically feasible manner may adversely affect our business.

As we mine, we deplete our coal reserves. As a result, our ability to produce coal in the future depends, in part, on our ability to acquire additional coal reserves. We may not be able to obtain replacement reserves when we require them. If available, replacement reserves may not be available at favorable prices, or we may not be capable of mining those reserves at costs that are comparable with our existing coal reserves. Our ability to obtain coal reserves in the future could also be limited by restrictions under our existing or future debt agreements and competition from other coal producers. If we are unable to acquire coal reserves to replace the coal reserves we mine, our future production may decrease significantly and our operating results may be negatively affected.

In addition to the availability of additional coal reserves, our future performance depends on the accuracy with which we estimate the quantity and quality of the coal included within those reserves. We base our estimates of reserve information on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. The quantity and quality of the coal we are ultimately able to recover within our coal reserves may differ materially from our estimates. Inaccuracies in our estimates could result in revenue that is lower than we expect or operating costs that are higher than we expect.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. We may not commit to develop property or coal reserves until we have obtained necessary permits and completed exploration. As such, the title to property that we intend to lease or coal reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. Similarly, our leasehold interests may be subject to superior property rights of other third parties. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

We depend upon barge, ship, rail, truck and belt transportation systems to deliver coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to supply coal to our customers. As we do not have long-term contracts with transportation providers to ensure consistent and reliable service, decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs. In addition, increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If we experience disruptions in our transportation services or if transportation costs increase significantly and we are unable to find alternative transportation providers, our coal mining operations may be disrupted, we could experience a delay or halt of production or our profitability could decrease significantly.

We may be unable to realize the benefits we expect to occur as a result of acquisitions that we undertake.

We continually seek to expand our operations and coal reserves through acquisitions of other businesses and assets, including leasehold interests. Certain risks, including those listed below, could cause us not to realize the benefits we expect to occur as a result of those acquisitions:

- uncertainties in assessing the value, risks, profitability and liabilities (including environmental liabilities) associated with certain businesses or assets;
- the potential loss of key customers, management and employees of an acquired business;
- the possibility that operating and financial synergies expected to result from an acquisition do not develop;
- problems arising from the integration of an acquired business; and
- unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the rationale for a particular acquisition.

Our profitability depends upon the long-term coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing long-term coal supply agreements or to enter into new agreements in the future.

We sell a portion of our coal under long-term coal supply agreements, which we define as contracts with terms greater than one year. Under these arrangements, we fix the prices of coal shipped during the initial year and may adjust the prices in later years. As a result, at any given time the market prices for similar-quality coal may exceed the prices for coal shipped under these arrangements. Changes in the coal industry may cause some of our customers not to renew, extend or enter into new long-term coal supply agreements with us or to enter into agreements to purchase fewer tons of coal than in the past or on different terms or prices. In addition, uncertainty caused by federal and state regulations, including the Clean Air Act, could deter our customers from entering into long-term coal supply agreements.

Because we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we are subject to fluctuations in market prices for the quantities of coal that we have produced but which we have not committed to sell. As described above under "A substantial or extended decline in coal prices could negatively affect our profitability and the value of our coal reserves," the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell uncommitted production at favorable prices or at all. For more information about our long-term coal supply agreements, you should see "Long-Term Coal Supply Arrangements" beginning on page 13.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our profitability.

For the year ended December 31, 2007, we derived approximately 25.3% of our total coal revenues from sales to our three largest customers, Tennessee Valley Authority, Ameren Corporation and Intermountain Power Agency, and approximately 49.5% of our total coal revenues from sales to our ten largest customers. At December 31, 2007, we had coal supply agreements with those ten customers that expire at various times from 2008 to 2017. We expect to renew, extend or enter into new long-term coal supply agreements with those and other customers. However, we may be unsuccessful in obtaining long-term coal supply agreements with those customers, and those customers may discontinue purchasing coal from us. If any of those customers, particularly any of our three largest customers, was to significantly reduce the quantities of coal it purchases from us, or if we are unable to sell coal to those customers on terms as favorable to us as the terms under our current long-term coal supply agreements, our profitability could suffer significantly. We have limited protection during adverse economic conditions and may face economic penalties if we are unable to satisfy certain quality specifications under our long-term coal supply agreements.

Our long-term coal supply agreements typically contain *force majeure* provisions allowing the parties to temporarily suspend performance during specified events beyond their control. Most of our long-term coal supply agreements also contain provisions requiring us to deliver coal that satisfies certain quality specifications, such as heat value, sulfur content, ash content, hardness and ash fusion temperature. These provisions in our long-term coal supply agreements could result in negative economic consequences to us, including price adjustments, purchasing replacement coal in a higher-priced open market, the rejection of deliveries or, in the extreme, contract termination. Our profitability may be negatively affected if we are unable to seek protection during adverse economic conditions or if we incur financial or other economic penalties as a result of these provisions of our long-term supply agreements.

The amount of indebtedness we have incurred could significantly affect our business.

At December 31, 2007, we had consolidated indebtedness of approximately $1.3 billion. We also have significant lease and royalty obligations. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance. Our ability to satisfy our financial obligations may be adversely affected if we incur additional indebtedness in the future. In addition, the amount of indebtedness we have incurred could significantly affect:

- our ability to satisfy debt covenants and debt service, lease payment and other obligations;
- our ability to generate cash flow from operations or to obtain additional financing;
- our credit ratings;
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- our competitiveness when compared to competitors with less debt.

We may be unable to comply with restrictions imposed by our credit facilities and other financing arrangements.

The agreements governing our outstanding debt and our accounts receivable securitization program impose a number of restrictions on us. For example, the terms of our credit facilities, leases and other financing arrangements contain financial and other covenants that create limitations on our ability to borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt and require us to maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders and the counterparties to our other financing arrangements could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our financing arrangements which could make the terms of these arrangements more onerous for us. For more information about some of the restrictions contained in our credit facilities, leases and other financial arrangements, you should see "Liquidity and Capital Resources" beginning on page 46.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other obligations. We generally reprice these bonds annually, however, they are not cancellable by the surety. Surety bond issuers and holders may increase premiums on the bonds or impose other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. Our failure to maintain, or our inability to acquire, surety bonds required by federal and state law

could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Our profitability may be adversely affected if we must satisfy certain below-market contracts with coal we purchase on the open market or with coal we produce at our remaining operations.

We have agreed to guarantee Magnum's obligations to supply coal under certain coal sales contracts that we sold to Magnum. In addition, we have agreed to purchase coal from Magnum in order to satisfy our obligations under certain other contracts that have not yet been transferred to Magnum, the longest of which extends to the year 2017. If Magnum cannot supply the coal required under these coal sales contracts, we would be required to purchase coal on the open market or supply coal from our existing operations in order to satisfy our obligations under these contracts. At December 31, 2007, if we had purchased the 20.4 million tons of coal required under these contracts over their duration at market prices then in effect, we would have incurred a loss of approximately $363.1 million.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may adversely affect our business.

Terrorist attacks and threats, escalation of military activity or acts of war have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity. Future terrorist attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. As a result, we could experience delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal or extended collections from our customers.

Risks Related to Environmental and Other Regulations

Governmental regulations impose significant costs on us and our customers, and future regulations could increase those costs or limit our ability to produce and sell coal.

Governmental regulations, including those related to the matters listed below, have significant effects on the coal mining industry:

- employee health and safety;
- mine permitting and licensing requirements;
- reclamation and restoration of mining properties after mining is completed;
- air quality standards;
- water pollution;
- the discharge of materials into the environment;
- management of materials generated by mining operations;
- surface subsidence from underground mining;
- statutorily mandated benefits for current and retired coal miners;
- protection of wetlands;
- endangered plant and wildlife protection;
- limitations on land use;
- storage and disposal of petroleum products and substances that are regarded as hazardous under applicable laws; and
- management of electrical equipment containing PCBs.

The costs, liabilities and requirements associated with these regulations may be significant and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our mining operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. Our profitability may be negatively affected if we incur significant costs and liabilities as a result of these regulations.

The possibility exists that new legislation and/or regulations and orders may be adopted that may adversely affect our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax our business or our customers, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if enacted in the future, could have a material adverse effect on our business, financial condition and results of operations.

You should see "Safety and Environmental Regulations" beginning on page 14 for more information about the various governmental regulations affecting us.

Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Mining companies must obtain numerous permits that regulate environmental and health and safety matters in connection with coal mining, including permits issued by various federal and state agencies and regulatory bodies. We believe that we have obtained the necessary permits to mine our developed reserves at our mining complexes. However, as we commence mining our undeveloped reserves, we will need to apply for and obtain the required permits. The permitting rules are complex and change frequently, making our ability to comply with the applicable requirements more difficult or even impossible. In addition, private individuals and the public at large have certain rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need for our mining operations may not be issued, or, if issued, may not be issued in a timely fashion. The permits may also involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably. An inability to conduct our mining operations pursuant to applicable permits would reduce our production, cash flow and profitability.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion or utilization. As a result, coal users may switch to other fuels, which could affect the volume of our sales and the price of our products.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fueled power plants could increase the costs of using coal thereby reducing demand for coal as a fuel source and the volume and price of our coal sales. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of power plants in the future.

Proposed reductions in emissions of mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of costly emission control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low-sulfur coal or switch to other fuels. Reductions in mercury emissions required by certain states will likely require some power plants to install new equipment, at substantial cost, or discourage the use of certain coals containing higher levels of mercury. Recent and new proposals calling for reductions in emissions of carbon dioxide and other greenhouse gases could significantly increase the cost of operating existing coal-fueled power

plants and could inhibit construction of new coal-fueled power plants. Existing or proposed legislation focusing on emissions enacted by the United States or individual states could make coal a less attractive fuel alternative for our customers and could impose a tax or fee on the producer of the coal. If our customers decrease the volume of coal they purchase from us or switch to alternative fuels as a result of existing or future environmental regulations aimed at reducing emissions, our operations and financial results could be adversely impacted.

If the assumptions underlying our estimates of reclamation and mine closure obligations are inaccurate, our costs could be greater than anticipated.

SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of underground mining. We base our estimates of reclamation and mine closure liabilities on permit requirements and our engineering expertise related to these requirements. Our management and engineers periodically review these estimates. The estimates can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, which we refer to as Statement No. 143, requires us to record these obligations as liabilities at fair value. In estimating fair value, we considered the estimated current costs of reclamation and mine closure and applied inflation rates and a third-party profit, as required by Statement No. 143. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. If actual costs differ from our estimates, our profitability could be negatively affected.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain extensive coal refuse areas and slurry impoundments at a number of our mining complexes. Such areas and impoundments are subject to extensive regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as "acid mine drainage," which we refer to as AMD. The treating of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Judicial rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal and materially harm our financial condition and operating results.

To dispose of mining overburden generated by our surface mining operations, we often need to obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are Clean Water Act § 404 permits issued by the Army Corps of Engineers. Two of our operating subsidiaries were identified in an existing lawsuit, which challenged the issuance of such permits and asked that the Corps be ordered to

rescind them. Our operating subsidiaries are seeking to intervene in the suit to protect their interests in being allowed to operate under the issued permits and have asked that the claims against them be dismissed. We cannot predict the final outcome of this lawsuit. If mining methods at issue are limited or prohibited, it could significantly increase our operational costs, make it more difficult to economically recover a significant portion of our reserves and lead to a material adverse effect on our financial condition and results of operation. We may not be able to increase the price we charge for coal to cover higher production costs without reducing customer demand for our coal. You should see Item 3 — Legal Proceedings beginning on page 33 for more information about the litigation described above.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

At December 31, 2007, we owned or controlled primarily through long-term leases approximately 99,700 acres of coal land in West Virginia, 100,300 acres of coal land in Wyoming, 98,700 acres of coal land in Illinois, 61,100 acres of coal land in Utah, 47,300 acres of coal land in Kentucky, 21,800 acres of coal land in New Mexico and 18,500 acres of coal land in Colorado. In addition, we also owned or controlled through long-term leases smaller parcels of property in Alabama, Indiana, Montana and Texas. We lease approximately 114,200 acres of our coal land from the federal government and approximately 28,000 acres of our coal land from various state governments. These governmental leases are subject to readjustment and/or extension and to earlier termination for failure to meet diligent development requirements. Certain of our preparation plants or loadout facilities are located on properties held under leases which expire at varying dates over the next 30 years. Most of the leases contain options to renew. Our remaining preparation plants and loadout facilities are located on property owned by us or for which we have a special use permit.

Our executive headquarters occupy approximately 92,900 square feet of leased space at One CityPlace Drive, in St. Louis, Missouri. Our subsidiaries currently own or lease the equipment utilized in their mining operations. You should see "Business" beginning on page 1 for more information about our mining operations, mining complexes and transportation facilities.

Our Reserves

We estimate that we owned or controlled approximately 2.9 billion tons of proven and probable recoverable reserves at December 31, 2007. Recoverable reserves include only saleable coal and do not include coal which would remain unextracted, such as for support pillars, and processing losses, such as washery losses. Reserve estimates are prepared by our engineers and geologists and reviewed and updated periodically. Total recoverable reserve estimates and reserves dedicated to mines and complexes change from time to time to reflect mining activities, analysis of new engineering and geological data, changes in reserve holdings and other factors.

The following tables present our estimated assigned and unassigned recoverable coal reserves at December 31, 2007:

Total Assigned Reserves

(Tons in millions)

	Total Assigned Recoverable Reserves	Proven	Probable	Sulfur Content (lbs. per million Btus)			As Received Btus per lb.(1)	Reserve Control		Mining Method		Past Reserve Estimates	
				<1.2	1.2-2.5	>2.5		Leased	Owned	Surface	Under-ground	2005	2006
Wyoming	1,549	1,508	41	1,504	45	—	8,856	1,534	15	1,549	—	1,748	1,655
Utah	103	60	43	91	12	—	11,399	102	1	—	103	108	110
Colorado	79	60	19	79	—	—	11,695	78	1	—	79	74	67
Central App	169	160	9	59	109	1	12,816	162	7	74	95	243	216
Illinois	—	—	—	—	—	—	—	—	—	—	—	13	—
Total	1,900	1,788	112	1,733	166	1	9,465	1,876	24	1,623	277	2,186	2,048

(1) As received Btus per lb. includes the weight of moisture in the coal on an as sold basis.

Total Unassigned Reserves
(Tons in millions)

	Total Unassigned Recoverable Reserves	Proven	Probable	Sulfur Content (lbs. per million Btus)			As Received Btus per lb.(1)	Reserve Control		Mining Method	
				<1.2	1.2-2.5	>2.5		Leased	Owned	Surface	Underground
Wyoming	398	301	97	351	47	—	9,653	307	91	224	174
Utah	35	16	19	31	4	—	10,842	34	1	—	35
Colorado	49	39	10	47	2	—	11,597	48	1	—	49
Central App	169	121	48	46	100	23	12,779	137	32	41	128
Illinois	376	270	106	—	—	376	11,605	58	318	2	374
Total	1,027	747	280	475	153	399	11,016	584	443	267	760

(1) As received Btus per lb. includes the weight of moisture in the coal on an as sold basis.

At December 31, 2007, approximately 16% of our coal reserves were held in fee, with the balance controlled by leases, most of which do not expire until the exhaustion of mineable and merchantable coal. Under current mining plans, substantially all reported leased reserves will be mined out within the period of existing leases or within the time period of assured lease renewals. Royalties are paid to lessors either as a fixed price per ton or as a percentage of the gross sales price of the mined coal. The majority of the significant leases are on a percentage royalty basis. In some cases, a payment is required, payable either at the time of execution of the lease or in annual installments. In most cases, the prepaid royalty amount is applied to reduce future production royalties.

Federal and state legislation controlling air pollution affects the demand for certain types of coal by limiting the amount of sulfur dioxide which may be emitted as a result of fuel combustion and encourages a greater demand for low-sulfur coal. All of our identified coal reserves have been subject to preliminary coal seam analysis to test sulfur content. Of these reserves, approximately 75.4% consist of compliance coal, or coal which emits 1.2 pounds or less of sulfur dioxide per million Btus upon combustion, while an additional 6.6% could be sold as low-sulfur coal. The balance is classified as high-sulfur coal. Most of our reserves are suitable for the domestic steam coal markets. A substantial portion of the low-sulfur and compliance coal reserves at the Cumberland River, Lone Mountain and Mountain Laurel mining complexes may also be used as metallurgical coal.

The carrying cost of our coal reserves at December 31, 2007 was $1.2 billion, consisting of $127.2 million of prepaid royalties and a net book value of coal lands and mineral rights of $1.1 billion.

Title to coal properties held by lessors or grantors to us and our subsidiaries and the boundaries of properties are normally verified at the time of leasing or acquisition. However, in cases involving less significant properties and consistent with industry practices, title and boundaries are not completely verified until such time as our independent operating subsidiaries prepare to mine such reserves. If defects in title or boundaries of undeveloped reserves are discovered in the future, control of and the right to mine such reserves could be adversely affected..

From time to time, lessors or sublessors of land leased by our subsidiaries have sought to terminate such leases on the basis that such subsidiaries have failed to comply with the financial terms of the leases or that the mining and related operations conducted by such subsidiaries are not authorized by the leases. Some of these allegations relate to leases upon which we conduct operations material to our consolidated financial position, results of operations and liquidity, but we do not believe any pending claims by such lessors or sublessors have merit or will result in the termination of any material lease or sublease.

We leased approximately 24,900 acres of property to other coal operators in 2007. We received royalty income of $5.6 million in 2007 from the mining of approximately 2.1 million tons, $5.0 million in 2006 from the mining of approximately 2.4 million tons and $7.1 million in 2005 from the mining of approximately 3.0 million tons on those properties. We have included reserves at properties leased by us to other coal operators in the reserve figures set forth in this report.

Our reported coal reserves are those that could be economically and legally extracted or produced at the time of their determination. In determining whether our reserves meet this standard, we take into account, among other

things, our potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. We have obtained, or we have a high probability of obtaining, all required permits or government approvals with respect to our reserves. Except as described elsewhere in this document with respect to permits to conduct mining operations involving valley fills, which has been taken into account in determining our reserves, we are not currently aware of matters which would significantly hinder our ability to obtain future mining permits or governmental approvals with respect to our reserves.

We periodically engage third parties to review our reserve estimates. The most recent third-party review of our reserve estimates was conducted by Weir International Mining Consultants in February 2008.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various claims and legal actions arising in the ordinary course of business, including employee injury claims. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

Permit Litigation Matters

Two of our operating subsidiaries have been identified in an existing lawsuit as having been granted Clean Water Act § 404 permits by the Corps allegedly in violation of the Clean Water Act and the National Environmental Policy Act. Surface mines at our Mingo Logan and Coal-Mac mining complexes have been identified in the suit for having received permits from the Corps. The lawsuit, brought by the Ohio Valley Environmental Coalition in the U.S. District Court for the Southern District of West Virginia, had originally been filed against the Corps for permits it had issued to coal operations owned by subsidiaries of a company unrelated to us or our operating subsidiaries. The existing suit claims that the Corps had issued permits to the coal operations belonging to the unrelated company that do not comply with the National Environmental Policy Act and violate the Clean Water Act. Plaintiffs were later allowed to amend their complaint to add challenges to permits issued to our Coal-Mac, Inc. and Mingo Logan Coal Company subsidiaries, but those claims have not advanced. Rather, the court proceeded first on the earlier challenge to four permits of companies unrelated to us.

The court proceeded to rule on the challenges to those four permits in orders of March 23 and June 13, 2007. In the first of those orders, the court rescinded the four permits, finding that the Corps had inadequately assessed the likely impact of valley fills on headwater streams and had relied on inadequate or unproven mitigation to offset those impacts. That ruling could require the Corps to prepare environmental impact statements on those permits, which would slow the permit process. The ruling could, as a practical matter, affect our Coal-Mac and other future permits, but the Corps has already done an environmental impact statement on the Mingo Logan permit. In the second order, the court entered a declaratory judgment that discharges of sediment from the valley fills into sediment control ponds constructed in-stream to control that sediment must themselves be permitted and meet the limits imposed on discharges from these ponds. Unless reversed, that ruling will likely complicate the ability to construct sediment ponds in steep-sloped areas where in-stream locations are frequently the only practicable ones. Both of the district court rulings are on appeal to the Fourth Circuit Court of Appeals, and a decision is expected from that court in 2008.

While the court was considering the challenge to the four permits unrelated to our operating subsidiaries, the plaintiffs were permitted to add challenges to our Coal-Mac, Inc. and Mingo Logan Coal Company subsidiaries. Plaintiffs sought preliminary inunctions as to both operations, but later reached agreements with our operating subsidiaries that have allowed mining to progress in limited areas while the district court's rulings are on appeal.

West Virginia Flooding Litigation

Over 3,000 plantiffs have sued us and more than 180 other defendants in Wyoming, McDowell, Fayette, Kanawha, Raleigh, Boone and Mercer Counties, West Virginia for property damage and personal injuries arising out of flooding that occurred in southern West Virginia on or about July 8, 2001. The plaintiffs have sued coal,

timber, oil and gas, and land companies under the theory that mining, construction of haul roads and removal of timber caused natural surface waters to be diverted in an unnatural way, thereby causing damage to the plaintiffs.

The West Virginia Supreme Court has ruled that these cases, along with other flood damage cases not involving us, will be handled pursuant to the court's mass litigation rules. As a result of this ruling, the cases have been transferred to the Circuit Court of Raleigh County in West Virginia to be handled by a panel consisting of three circuit court judges. Trials, by watershed, have begun and are proceeding in phases. On May 2, 2006, following the Mullins/Oceana phase I trial, in which we were not involved, the jury returned a verdict against the two non-settling defendants. However, the court set aside that verdict and granted judgment in favor of the defendants. The plaintiffs in that trial group have appealed that decision, and we, along with other defendants, have filed an amicus brief in that appeal. We were previously named in cases involving the Coal River watershed; however, on January 18, 2007, the court dismissed the plaintiffs' claims involving that watershed for failure to state a claim. This ruling has also been appealed. We are also named in the remaining Upper Guyandotte watershed trial group. A trial date has not yet been set for that group.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders through the solicitation of proxies or otherwise during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed and traded on the New York Stock Exchange under the symbol "ACI". On February 25, 2008, our common stock closed at $54.90 on the New York Stock Exchange. On that date, there were approximately 8,200 holders of record of our common stock.

Holders of our common stock are entitled to receive dividends when they are declared by our board of directors. When dividends are declared on common stock, they are usually paid in mid-March, June, September and December. We paid dividends on our common stock totaling $38.7 million, or $0.27 per share, in 2007 and $31.4 million, or $0.22 per share, in 2006. There is no assurance as to the amount or payment of dividends in the future because they are dependent on our future earnings, capital requirements and financial condition. You should see "Liquidity and Capital Resources" beginning on page 46 for more information about restrictions on our ability to declare dividends.

The following table sets forth for each period indicated the dividends paid per common share, the high and low sale prices of our common stock and the closing price of our common stock on the last trading day for each of the quarterly periods indicated. The information in the following table has been adjusted to reflect a two-for-one stock split of our common stock in the form of a 100% stock dividend paid on May 15, 2006.

	2007			
	March 31	June 30	September 30	December 31
Dividends per common share	$ 0.06	$ 0.07	$ 0.07	$ 0.07
High	33.79	42.59	37.00	45.22
Low	27.18	30.33	27.76	32.99
Close	30.69	34.80	33.74	44.93

	2006			
	March 31	June 30	September 30	December 31
Dividends per common share	$ 0.04	$ 0.06	$ 0.06	$ 0.06
High	44.15	56.45	44.13	37.03
Low	34.30	37.10	25.88	25.85
Close	37.97	42.37	28.91	30.03

Stock Price Performance Graph

The following performance graph compares the cumulative total return to stockholders on our common stock with the cumulative total return on two indices: a peer group, consisting of CONSOL Energy, Inc., Foundation Coal Holdings, Inc., Massey Energy Company and Peabody Energy Corp., and the Standard & Poor's (S&P) 400 (Midcap) Index. The graph assumes that:

- you invested $100 in Arch Coal common stock and in each index at the closing price on December 31, 2002;
- all dividends were reinvested;
- annual reweighting of the peer groups; and
- you continued to hold your investment through December 31, 2007.

You are cautioned against drawing any conclusions from the data contained in this graph, as past results are not necessarily indicative of future performance. The indices used are included for comparative purposes only and do not indicate an opinion of management that such indices are necessarily an appropriate measure of the relative performance of our common stock.

5-Year Total Stockholder Return
Arch Coal, Inc. v. S&P 400 (Midcap) Index and Industry Peer Group



	Year Ended December 31					
	2002	2003	2004	2005	2006	2007
Arch Coal, Inc.	$100	$146	$168	$377	$287	$432
S&P 400 (Midcap)	100	136	158	178	196	212
Industry Peer Group	100	163	286	482	447	806

Issuer Purchases of Equity Securities

In September 2006, our board of directors authorized a share repurchase program for the purchase of up to 14,000,000 shares of our common stock. There is no expiration date on the current authorization, and we have not made any decisions to suspend or cancel purchases under the program. As of December 31, 2007, we have purchased 1,562,400 shares of our common stock under this program. We did not purchase any shares of our common stock under this program during the quarter ended December 31, 2007. Based on the closing price of our common stock as reported on the New York Stock Exchange on February 25, 2008, there is approximately $682.8 million of our common stock that may yet be purchased under this program.

ITEM 6. SELECTED FINANCIAL DATA.

	Year Ended December 31				
	2007 (1)	2006 (2) (3)	2005 (2) (3) (4) (5)	2004 (4) (6) (7)	2003 (4) (7) (8)
	(Amounts in thousands, except per share data)				
Statement of Operations Data:					
Coal sales revenue	$2,413,644	$2,500,431	$2,508,773	$1,907,168	$1,435,488
Income from operations	229,617	336,667	77,857	178,046	40,371
Income before cumulative effect of accounting change	174,929	260,931	38,123	113,706	20,340
Cumulative effect of accounting change	—	—	—	—	(3,654)
Net income	174,929	260,931	38,123	113,706	16,686
Preferred stock dividends	(219)	(378)	(15,579)	(7,187)	(6,589)
Net income available to common stockholders	$ 174,710	$ 260,553	$ 22,544	$ 106,519	$ 10,097
Basic earnings per common share before cumulative effect of accounting change	$ 1.23	$ 1.83	$ 0.18	$ 0.95	$ 0.13
Diluted earnings per common share before cumulative effect of accounting change	1.21	1.80	0.17	0.89	0.13
Basic earnings per common share	1.23	1.83	0.18	0.95	0.10
Diluted earnings per common share	1.21	1.80	0.17	0.89	0.10
Balance Sheet Data:					
Total assets	$3,594,599	$3,320,814	$3,051,440	$3,256,535	$2,387,649
Working capital	(35,370)	46,471	216,376	355,803	237,007
Long-term debt, less current maturities	1,085,579	1,122,595	971,755	1,001,323	700,022
Other long-term obligations	420,819	391,819	382,256	800,332	722,954
Stockholders' equity	1,531,686	1,365,594	1,184,241	1,079,826	688,035
Common Stock Data:					
Dividends per share	$ 0.2700	$ 0.2200	$ 0.1600	$ 0.1488	$ 0.1152
Shares outstanding at year-end	143,158	142,179	142,741	125,716	106,410
Cash Flow Data:					
Cash provided by operating activities	$ 330,810	$ 308,102	$ 254,607	$ 148,728	$ 162,361
Depreciation, depletion and amortization	242,062	208,354	212,301	166,322	158,464
Capital expenditures	488,363	623,187	357,142	292,605	132,427
Dividend payments	38,945	31,815	27,639	24,043	17,481
Operating Data:					
Tons sold	135,010	134,976	140,202	123,060	100,634
Tons produced	126,624	126,015	129,685	115,861	93,966
Tons purchased from third parties	8,495	10,092	11,226	12,572	6,602

(1) On June 29, 2007, we sold select assets and related liabilities associated with our Mingo Logan-Ben Creek mining complex in West Virginia for $43.5 million. We recognized a net gain of $8.9 million in 2007 resulting from the sale.

(2) On October 27, 2005, we conducted a precautionary evacuation of our West Elk mine after we detected elevated readings of combustion-related gases in an area of the mine where we had completed mining activities but had not yet removed final longwall equipment. We estimate that the idling resulted in $30.0 million of lost profits during the first quarter of 2006, in

addition to the effect of the idling and fire-fighting costs incurred during the fourth quarter of 2005 of $33.3 million. We recognized insurance recoveries related to the event of $41.9 million during the year ended December 31, 2006. We have reflected these insurance recoveries as a reduction of our cost of coal sales for the year ended December 31, 2006.

(3) On December 31, 2005, we sold all of the stock of three subsidiaries and their associated mining operations and coal reserves in Central Appalachia to Magnum. As a result of the transaction, we recognized a gain during 2005 of $7.5 million which we recorded as a component of other operating income. In addition, we recognized expenses of $8.7 million during 2006 related to the finalization of working capital adjustments to the purchase price, adjustments to estimated volumes associated with sales contracts acquired by Magnum and expense related to settlement accounting for pension plan withdrawals.

(4) On May 15, 2006, we completed a two-for-one stock split of our common stock in the form of a 100% stock dividend. All share and per share amounts reflect the split.

(5) On December 30, 2005, we completed a reserve swap with Peabody Energy Corp. and sold to Peabody a rail spur, rail loadout and an idle office complex located in the Powder River Basin, for a purchase price of $84.6 million. As a result of the transaction, we recognized a gain of $46.5 million which we recorded as a component of other operating income.

(6) During 2004, we acquired the North Rochelle mine in the Powder River Basin. We also purchased the remaining 35% interest in Canyon Fuel that we did not already own and began consolidating Canyon Fuel in our financial statements as of July 31, 2004.

(7) During 2004 and 2003, we sold our investment in Natural Resource Partners in four separate transactions occurring in December 2003 and March, June and October 2004. We recognized a gain of $42.7 million in the fourth quarter of 2003 and an aggregate gain of $91.3 million during 2004.

(8) On January 1, 2003, we adopted Statement No. 143 resulting in a cumulative effect of accounting change of $3.7 million (net of tax).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

We are one of the largest coal producers in the United States. For the year ended December 31, 2007, we sold approximately 135.0 million tons of coal, including approximately 8.6 million tons of coal we purchased from third parties, fueling approximately 6% of all electricity generated in the United States. Since federal and state environmental regulations limit the amount of sulfur dioxide that power plants may emit, we believe demand for low sulfur coal exceeds demand for other types of coal. As a result, we focus on mining, processing and marketing bituminous and sub-bituminous coal with low sulfur content for sale to domestic power plants, steel mills and industrial facilities.

In 2007, we estimate that U.S. coal consumption rose by approximately 2% to 1.2 billion tons, according to estimates provided by the EIA. Conversely, according to the EIA, domestic coal production declined by approximately 1.5% in 2007. In 2008, we expect continued growth in electricity demand, although at lower levels than in 2007 given the forecast for slower U.S. economic growth. In addition, we expect strengthening global demand for coal to increase U.S. coal exports, particularly as traditional coal export countries, such as Australia, China and South Africa, experience mine, port, rail and labor challenges. We estimate that higher domestic coal demand and higher coal exports, together with decreased production particularly in the Central Appalachia region of the United States, will adversely affect the availability of domestic coal in the coming years and result in upward pressure on domestic coal prices. As such, we have not yet priced a portion of the coal we plan to produce over the next several years in order to take advantage of expected price increases. At December 31, 2007, our expected unpriced production approximated 15 million to 25 million tons in 2008, 85 million to 95 million tons in 2009 and 95 million to 105 million tons in 2010.

The locations of our mines enable us to ship coal to most of the major coal-fired power plants in the United States. Our three reportable business segments are based on the low-sulfur coal producing regions in the United States in which we operate — the Powder River Basin, the Western Bituminous region and the Central Appalachia region. These geographically distinct areas are characterized by geology, coal transportation routes to consumers, regulatory environments and coal quality. These regional similarities have caused market and contract pricing environments to develop by coal region and form the basis for the segmentation of our operations.

The Powder River Basin is located in northeastern Wyoming and southeastern Montana. The coal we mine from surface operations in this region has a very low sulfur content and a low heat value compared to the other regions in which we operate. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. Because Powder River Basin coal is generally lower in heat value, some power plants must blend it with higher Btu coal or retrofit existing coal plants to accommodate Powder River Basin coal. The Western Bituminous region includes western Colorado, eastern Utah and southwestern Wyoming. Coal we mine from underground mines in this region typically has a low sulfur content and varies in heat value. Central Appalachia includes eastern Kentucky, Virginia and southern West Virginia. Coal we mine from both surface and underground mines in this region generally has a high heat value and low sulfur content. In addition, a portion of the coal we produce in the Central Appalachia region consists of metallurgical coal. We are typically able to sell metallurgical coal to customers in the steel industry at prices that exceed the price we are able to sell steam coal to power plants and industrial facilities because metallurgical coal has high heat content, low expansion pressure, low sulfur content and various other chemical attributes.

In 2007, we continued the efforts we had begun in prior periods aimed at positioning our operations for increasing global and domestic coal demand. During the first half of 2007, we installed a replacement longwall at our Sufco mining complex in Utah. In addition, we began construction of a new loadout facility at our Black Thunder mining complex in Wyoming. This facility, which we have strategically located in relation to the direction of our mining activities, will replace the facility that we currently lease from a third party under an agreement set to expire within the next year. In 2007, we also continued development of a new reserve area at our West Elk mining complex in Colorado and commenced production at our Mountain Laurel mining complex in Central Appalachia. Coal produced at our lower-cost Mountain Laurel mining complex will replace the coal we have historically produced at the higher-cost Mingo Logan-Ben Creek mining complex that we sold to a subsidiary of Alpha Natural Resources at the end of the first half of 2007. We also expect that the opening of the Mountain Laurel complex will enable us to take advantage of increasing global metallurgical coal demand.

Items Affecting Comparability of Reported Results

The comparability of our operating results for the years ended December 31, 2007, 2006 and 2005 is affected by the following significant items:

Sale of Mingo Logan-Ben Creek mining complex — On June 29, 2007, we sold selected assets and related liabilities associated with our Mingo Logan-Ben Creek mining complex in West Virginia to a subsidiary of Alpha Natural Resources, Inc. for $43.5 million. During the year ended December 31, 2007, our Ben Creek operations contributed coal sales of 1.2 million tons, revenues of $75.1 million and income from operations of $9.1 million. During the year ended December 31, 2006, our Ben Creek operations contributed coal sales of 4.0 million tons, revenues of $243.8 million and income from operations of $19.5 million. During the year ended December 31, 2005, our Ben Creek operations contributed coal sales of 4.7 million tons, revenues of $261.5 million, and income from operations of $15.2 million. We recognized a net gain of $8.9 million in the year ended December 31, 2007 resulting from this transaction, net of accrued losses of $12.5 million on firm commitments to purchase coal through 2008 to supply below-market sales contracts that can no longer be sourced from our operations and $4.9 million of employee-related payments. We recorded the gain as a component of other operating income, net.

Sale of select Central Appalachia operations — On December 31, 2005, we sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum. The three subsidiaries were Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company, which included the Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining complexes. For the year ended December 31, 2005, these complexes sold 12.7 million tons of coal, had revenues of $509.8 million and incurred a loss from operations of $8.3 million. We recognized a net gain of $7.5 million in the fourth quarter of 2005 in conjunction with this transaction. The gain we recorded included accrued losses of $65.4 million on firm commitments to purchase coal in 2006 to supply below-market sales contracts, which could no longer be sourced from our operations as a result of the transaction. In addition, we recognized expenses of $8.7 million

during 2006 related to the finalization of working capital adjustments to the purchase price, adjustments to estimated volumes associated with sales contracts acquired by Magnum and settlement accounting for pension plan withdrawals. In accordance with the terms of the transaction, we paid $50.2 million to Magnum in 2006 to purchase coal and to offset certain ongoing operating expenses of Magnum.

Peabody reserve swap and asset sale — On December 30, 2005, we completed a reserve swap with Peabody Energy Corp. and sold to Peabody a rail spur, rail loadout and an idle office complex located in the Powder River Basin for a purchase price of $84.6 million. In the reserve swap, we exchanged 60.0 million tons of coal reserves for a similar block of 60.0 million tons of coal reserves in order to facilitate more efficient mine plans for both companies. In conjunction with the transactions, we will continue to lease the rail spur and loadout and office facilities through September 2008 while we mine adjacent reserves. We recognized a gain of $46.5 million on the transaction, after the deferral of $7.0 million of the gain, equal to the present value of the lease payments. We are recognizing the deferred gain over the term of the lease.

West Elk combustion event — A combustion-related event at our West Elk mine in Colorado in October 2005 caused the idling of the mine into the first quarter of 2006. We estimate that the idling resulted in $30.0 million in lost profits during the first quarter of 2006, in addition to the effect of the idling and fire-fighting costs incurred during the fourth quarter of 2005 of $33.3 million. We recognized insurance recoveries related to the event of $41.9 million during the year ended December 31, 2006. We have reflected these insurance recoveries as a reduction of our cost of coal sales for the year ended December 31, 2006.

Accounting for pit inventory — On January 1, 2006, we adopted the provisions of Emerging Issues Task Force Issue No. 04-6, *Accounting for Stripping Costs in the Mining Industry.* This issue applies to stripping costs incurred in the production phase of a mine for the removal of overburden or waste materials for the purpose of obtaining access to coal that will be extracted. Under the issue, stripping costs incurred during the production phase of the mine are variable production costs that are included in the cost of inventory produced and extracted during the period the stripping costs are incurred. Prior to 2006, we recorded stripping costs associated with the tons of coal uncovered and not yet extracted (pit inventory) at our surface mining operations as coal inventory. The cumulative effect of adoption was to reduce inventory by $40.7 million and deferred development cost by $2.0 million with a corresponding decrease to retained earnings, net of tax, of $26.1 million. This accounting change creates volatility in our results of operations, as cost increases or decreases related to fluctuations in pit inventory can only be attributed to tons extracted from the pit.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Summary. Our results during 2007 when compared to 2006 were affected primarily by changes in our regional sales mix; weaker market conditions; higher depreciation, depletion and amortization, higher cash costs in the Powder River Basin; the net effect of the insurance proceeds we recorded in 2006 related to the West Elk idling and the effect of the idling in the first quarter of 2006; and an increase in interest expense. In response to the soft market conditions, we reduced production volume targets in all operating segments in 2007.

Revenues. The following table summarizes information about coal sales during the year ended December 31, 2007 and compares those results to the comparable information for the year ended December 31, 2006:

	Year Ended December 31		Increase (Decrease)	
	2007	2006	Amount	%
	(Amounts in thousands, except per ton data)			
Coal sales	$2,413,644	$2,500,431	$(86,787)	(3.5)%
Tons sold	135,010	134,976	34	—
Coal sales realization per ton sold	$ 17.88	$ 18.53	$ (0.65)	(3.5)%

Coal sales. Coal sales decreased from 2006 to 2007 primarily due to changes in our segment mix, despite flat overall sales volume. An increase in Powder River Basin sales volumes and a decrease in Central Appalachia sales volumes resulted in a lower average sales price because Powder River Basin coal has a lower average sales

price per ton than Central Appalachia coal. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading "Operating segment results" on page 41.

Expenses, costs and other. The following table summarizes expenses, costs and other operating income, net for the year ended December 31, 2007 and compares those results to the comparable information for the year ended December 31, 2006:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2007	2006	$	%
	(Dollars in thousands)			
Cost of coal sales	$1,888,285	$1,909,822	$ 21,537	1.1%
Depreciation, depletion and amortization	242,062	208,354	(33,708)	(16.2)
Selling, general and administrative expenses	84,446	75,388	(9,058)	(12.0)
Other operating income, net	(30,766)	(29,800)	966	3.2
Total	$2,184,027	$2,163,764	$(20,263)	(0.9)%

Cost of coal sales. Cost of coal sales decreased from 2006 to 2007 primarily due to the effect of the change in our segment mix, as the Powder River Basin's production costs per ton are lower than costs for our other regions. We also purchased fewer tons to satisfy contracts we retained after the sale to Magnum. This decrease was partially offset by higher unit costs in the Powder River Basin, primarily reflecting higher commodity and supplies costs, and higher unit costs in the Western Bituminous region. Higher unit costs in the Western Bituminous region were primarily due to the impact of insurance proceeds we recognized in 2006 related to the West Elk combustion-related event, which more than offset the impact of the idling in the first quarter of 2006. We have provided more information about our operating segments under the heading "Operating segment results" on page 41.

Depreciation, depletion and amortization. The increase in depreciation, depletion and amortization expense from 2006 to 2007 is due primarily to the costs of ongoing capital improvement and mine development projects that we capitalized in 2006 and 2007 and a decrease in the amortization of deferred gains on acquired sales contracts. We have provided additional information concerning our capital spending in the section entitled "Liquidity and Capital Resources" beginning on page 46.

Selling, general and administrative expenses. The increase in selling, general and administrative expenses from 2006 to 2007 is primarily due to an increase in the expense associated with our deferred compensation plans, which results from changes in the value of our common stock, as well as other employee compensation costs.

Other operating income, net. The increase in other operating income, net in 2007 compared to 2006 is due primarily to the following:

- an $8.9 million gain on the 2007 sale of the Ben Creek complex discussed previously;
- a $6.0 million gain on the sale of non-core reserves in the Powder River Basin and a $2.4 million gain on the sale of non-core reserves in Central Appalachia, both in 2007;
- unrealized gains of $5.0 million in 2007 on coal derivatives entered into for trading purposes; and
- expenses of $8.7 million during 2006 related to the Magnum transaction.

These increases in other operating income are partially offset by:

- a decrease of $15.2 million related to realized and unrealized gains in 2006 associated with sulfur dioxide emission allowance put options and swaps;
- a gain of $10.3 million in 2006 on the acquisition of our interest in Knight Hawk Holdings, LLC, representing the difference between the fair value of coal reserves we surrendered for the interest and their carrying value; and
- a decrease of $3.3 million in the amount of income from equity investments.

Operating segment results. The following table shows results by operating segment for the year ended December 31, 2007 and compares those amounts to the comparable information for the year ended December 31, 2006:

	Year Ended December 31		Increase (Decrease)	
	2007	2006	Amount	%
	(Amounts in thousands, except per ton data)			
Powder River Basin				
Tons sold	99,145	96,246	2,899	3.0%
Coal sales realization per ton sold(1)	$ 10.59	$ 10.82	$ (0.23)	(2.1)%
Operating margin per ton sold(2)	$ 1.23	$ 2.15	$ (0.92)	(42.8)%
Western Bituminous				
Tons sold	19,362	18,122	1,240	6.8%
Coal sales realization per ton sold(1)	$ 24.73	$ 22.42	$ 2.31	10.3%
Operating margin per ton sold(2)	$ 5.11	$ 6.86	$ (1.75)	(25.5)%
Central Appalachia				
Tons sold	16,503	20,608	(4,105)	(19.9)%
Coal sales realization per ton sold(1)	$ 47.87	$ 46.90	$ 0.97	2.1%
Operating margin per ton sold(2)	$ 3.89	$ 2.95	$ 0.94	31.9%

(1) Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the year ended December 31, 2007, transportation costs per ton billed to customers were $0.03 for the Powder River Basin, $3.17 for the Western Bituminous region and $1.82 for Central Appalachia. Transportation costs per ton billed to customers for the year ended December 31, 2006 were $0.02 for the Powder River Basin, $2.91 for the Western Bituminous region and $1.54 for Central Appalachia.

(2) Operating margin per ton is calculated as the result of coal sales revenues less cost of coal sales and depreciation, depletion and amortization divided by tons sold.

Powder River Basin — Sales volume in the Powder River Basin increased slightly in 2007 over 2006 levels due to increased shipments from the Coal Creek mine, which was restarted during 2006, and higher volumes of brokerage activity. These volumes were partially offset by a decrease at the Black Thunder mining complex due to planned volume reductions in response to the weaker market conditions in 2007, as well as weather-related shipment challenges and an unplanned belt outage that occurred in the first quarter of 2007. Decreases in sales prices during 2007 when compared with 2006 primarily reflect the higher volumes from the Coal Creek mining complex, which has a lower price due to its lower heat content, and lower sulfur dioxide emission allowance adjustments. On a per-ton basis, operating margins in 2007 decreased from 2006 due in part to the decrease in per-ton coal sales prices and an increase in per-ton costs. The increase in per-ton costs resulted primarily from higher diesel fuel prices and higher labor, tire and leasing costs.

Western Bituminous — In the Western Bituminous region, sales volume increased during 2007 when compared with 2006, reflecting a full year of production at the West Elk and Skyline mining complexes. The West Elk mining complex was idle during the first quarter of 2006 after the combustion-related event in the fourth quarter of 2005, and the Skyline longwall commenced mining in a new reserve area in the second quarter of 2006. These increases were partially offset by the lower volumes from planned volume reductions in response to the weaker market conditions in 2007. Higher sales prices during 2007 represent higher base pricing resulting from the roll-off of lower-priced legacy contracts. Operating margins per ton for 2007 decreased from 2006 primarily due to the impact of insurance proceeds we recognized in 2006 related to the West Elk combustion-related event and higher depreciation, depletion and amortization costs resulting from the impact of the installation of a new longwall at the Sufco mining complex. These factors offset the impact of the improved per-ton coal sales prices. The $41.9 million of insurance proceeds we recognized in 2006 offset the estimated $30.0 million adverse effect of the idling in the first quarter of 2006.

Central Appalachia — Our sales volumes in Central Appalachia decreased during 2007 when compared with 2006 primarily due to higher volumes of coal shipped during 2006 associated with sales contracts we retained after the sale of certain Central Appalachia operations in 2005 to Magnum and the sale of the Ben Creek operations at the end of the second quarter of 2007. The commencement of production at the Mountain Laurel complex at the beginning of the fourth quarter of 2007 partially offset these effects. The higher realized prices in 2007 reflect the decrease in the volumes sold under the lower-priced contracts we retained after the sale to Magnum. Operating margins per ton for 2007 increased from 2006 due to the lower volumes sold under the contracts retained after the Magnum sale and the commencement of production at the low-cost Mountain Laurel complex. The tons sold under the retained contracts are purchased from Magnum at an amount equal to the contracted sales price, which diluted our per-ton margins in 2006. Difficult geologic conditions in certain locations, particularly at our Mingo Logan-Ben Creek complex, and higher depreciation, depletion and amortization costs partially offset the positive impact on operating margin.

Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2007 and compares that information to the comparable information for the year ended December 31, 2006:

	Year Ended December 31		Decrease in Net Income	
	2007	2006	$	%
	(Amounts in thousands)			
Interest expense	$(74,865)	$(64,364)	$(10,501)	(16.3)%
Interest income	2,600	3,725	(1,125)	(30.2)
Total	$(72,265)	$(60,639)	$(11,626)	(19.2)%

The increase in interest expense during 2007 compared to the year-ago period resulted primarily from an increase in outstanding borrowings under our various lines of credit, which was partially offset by an increase in capitalized interest. We capitalized $18.0 million of interest during the year ended December 31, 2007 and $14.8 million during the year ended December 31, 2006. For more information on our ongoing capital improvement and development projects, you should see "Liquidity and Capital Resources" beginning on page 46.

Other non-operating expense. The following table summarizes our other non-operating expense for the year ended December 31, 2007 and compares that information to the comparable information for the year ended December 31, 2006:

	Year Ended December 31		Increase in Net Income	
	2007	2006	$	%
	(Amounts in thousands)			
Other non-operating expense:				
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	$(1,919)	$(4,836)	$2,917	60.3%
Other non-operating expense	(354)	(2,611)	2,257	86.4
Total	$(2,273)	$(7,447)	$5,174	69.5%

Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest. As described above, our results of operations include expenses related to the termination of hedge accounting and resulting amortization of amounts that had previously been deferred. All deferred amounts have now been recognized. Other non-operating income includes mark-to-market adjustments related to certain swap activity that does not qualify for hedge accounting. No swaps were outstanding at December 31, 2007.

Income taxes. Our effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion deductions. The income tax benefit of $19.9 million in 2007 compared with our income tax provision of $7.7 million in 2006 results from lower pre-tax income in 2007 and the benefit of a reduction

in our valuation allowance against deferred tax assets of $38.7 million compared with higher pre-tax income in 2006 offset by a valuation allowance reduction of $49.1 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Summary. Our results for 2006 reflect higher margins driven primarily by increased price realizations and the disposition of certain Central Appalachia operations at the end of 2005. We achieved those results despite continued rail challenges in the western United States and weaker market conditions at the end of 2006. In 2005, we experienced significant disruptions in our rail service from major repair and maintenance work in the Powder River Basin. During 2006, we experienced some shipment disruptions due to ongoing repairs and maintenance on the rail lines, although not of the magnitude experienced in 2005. Our results for 2006 also reflected production at our Coal Creek surface mining complex in Wyoming, which restarted production in 2006, and our Skyline longwall mining complex in Utah, which commenced mining in a new reserve area in 2006.

Revenues. The following table summarizes information about coal sales during the year ended December 31, 2006 and compares those results to the comparable information for the year ended December 31, 2005:

	Year Ended December 31		Increase (Decrease)	
	2006	2005	Amount	%
	(Amounts in thousands, except per ton data)			
Coal sales	$2,500,431	$2,508,773	$(8,342)	(0.3)%
Tons sold	134,976	140,202	(5,226)	(3.7)
Coal sales realization per ton sold	$ 18.53	$ 17.89	$ 0.64	3.6%

Coal sales remained relatively flat during 2006 when compared to 2005. Higher contract prices in all three of our segments partially offset lower volumes resulting primarily from the sale of certain Central Appalachia operations in the fourth quarter of 2005. A higher percentage of Powder River Basin sales, which have a lower average sales price per ton than our other regions, caused the average overall sales price to increase only slightly. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading "Operating segment results" on page 45.

Expenses, costs and other. The following table summarizes expenses, costs and other operating income and expenses, net for the year ended December 31, 2006 and compares those results to the comparable information for the year ended December 31, 2005:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2006	2005	$	%
	(Amounts in thousands)			
Cost of coal sales	$1,909,822	$2,174,007	$264,185	12.2%
Depreciation, depletion and amortization	208,354	212,301	3,947	1.9
Selling, general and administrative expenses	75,388	91,568	16,180	17.7
Gain on sale of Powder River Basin assets	—	(46,547)	(46,547)	(100.0)
Gain on sale of Central Appalachia operations	—	(7,528)	(7,528)	(100.0)
Other operating (income) expense, net	(29,800)	7,115	36,915	518.8
Total	$2,163,764	$2,430,916	$267,152	11.0%

Cost of coal sales. Our cost of coal sales decreased from 2005 to 2006 primarily due to the sale of certain Central Appalachia operations described above. This decrease was partially offset by increased sales volume, particularly in the Powder River Basin, and higher costs, primarily production taxes and coal royalties, which we pay as a percentage of coal sales. We have provided more information about our operating segments under the heading "Operating segment results" on page 45.

Depreciation, depletion and amortization. The decrease in depreciation, depletion and amortization from 2005 to 2006 is due primarily to the sale of certain Central Appalachia operations described above. Capital improvements associated with development projects largely offset the decrease resulting from the sale of certain Central Appalachia operations in 2005. We have provided additional information concerning our capital spending during 2006 in the section entitled "Liquidity and Capital Resources" beginning on page 46.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased in 2006 compared to 2005 due primarily to a decrease of $6.7 million related to deferred compensation, a decrease of $8.3 million related to incentive compensation awards, and the establishment of a charitable foundation in 2005 of $5.0 million.

Gain on sale. You should see "Items Affecting Comparability of Reported Results" beginning on page 38 for more information about the gains on the sale of our Powder River Basin assets and Central Appalachia operations.

Other operating (income) expense, net. The increase in net income in 2006 compared to 2005 from changes in other operating (income) expense is due primarily to the following:

- a decrease of $31.1 million between years in the amount of realized and unrealized losses associated with sulfur dioxide emission allowance put options and swaps;
- a decrease of $13.9 million in the net expense related to bookouts between periods (the netting of coal sales and purchase contracts with the same counterparty);
- a gain of $10.3 million in 2006 on the acquisition of our interest in Knight Hawk Holdings, LLC, representing the difference between the fair value of coal reserves we surrendered for the interest and their carrying value;
- an increase of $6.2 million in the amount of income from equity investments; and
- a $16.0 million expense in 2005 related to settlement of certain disputes with a landowner.

These increases in other operating income are partially offset by:

- a decrease of $28.8 million in gains from sales of property, plant and equipment;
- expenses of $8.7 million during 2006 related to the Magnum transaction; and
- a decrease of $4.9 million in the amount of deferred gain associated with the sale of our interest in Natural Resource Partners, L.P., which we recognize over the terms of our leases with Natural Resource Partners L.P., some of which were transferred to Magnum.

Operating segment results. The following table shows results by operating segment for the year ended December 31, 2006 and compares those amounts to the comparable information for the year ended December 31, 2005:

	Year Ended December 31		Increase (Decrease)	
	2006	2005	Amount	%
	(Amounts in thousands, except per ton data)			
Powder River Basin				
Tons sold	96,246	91,471	4,775	5.2%
Coal sales realization per ton sold(1)	$ 10.82	$ 8.20	$ 2.62	32.0%
Operating margin per ton sold(2)	$ 2.15	$ 0.95	$ 1.20	126.3%
Western Bituminous				
Tons sold	18,122	18,199	(77)	(0.4)%
Coal sales realization per ton sold(1)	$ 22.42	$ 19.01	$ 3.41	17.9%
Operating margin per ton sold(2)	$ 6.86	$ 3.27	$ 3.59	109.8%
Central Appalachia				
Tons sold	20,608	30,532	(9,924)	(32.5)%
Coal sales realization per ton sold(1)	$ 46.90	$ 42.73	$ 4.17	9.8%
Operating margin per ton sold(2)	$ 2.95	$ (0.59)	$ 3.54	600.0%

(1) Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the year ended December 31, 2006, transportation costs per ton billed to customers were $0.02 for the Powder River Basin, $2.91 for the Western Bituminous region and $1.54 for Central Appalachia. Transportation costs per ton billed to customers for the year ended December 31, 2005 were $0.08 for the Powder River Basin, $3.10 for the Western Bituminous region and $1.48 for Central Appalachia.

(2) Operating margin per ton is calculated as the result of coal sales revenues less cost of coal sales and depreciation, depletion and amortization divided by tons sold.

Powder River Basin — Sales volume increased in the Powder River Basin as a result of the restart of the Coal Creek mining complex in the second quarter of 2006 and rail service that improved during 2006 when compared to 2005. The increase in coal sales prices in 2006 in the Powder River Basin resulted from higher contract pricing when compared to 2005, due primarily to the expiration of lower-priced legacy contracts. On a per-ton basis, operating margins in 2006 increased significantly from 2005 primarily due to the increase in per-ton coal sales realizations, partially offset by increased production taxes and coal royalties that we pay as a percentage of coal sales realizations, higher repair and maintenance activity and higher diesel, tire and explosives costs during 2006 compared to 2005.

Western Bituminous — In the Western Bituminous region, the effect of an extended longwall move at the Dugout Canyon mining complex offset a portion of the 1.5 million tons sold from our Skyline mining complex, which commenced production in a new reserve area in the second quarter of 2006. The increase in coal sales prices in the Western Bituminous region in 2006 resulted from higher contract pricing when compared to 2005, due primarily to the expiration of lower-priced legacy contracts. Operating margins per ton in 2006 increased from 2005 primarily due to higher per ton sales prices and insurance recoveries related to the West Elk thermal event of $41.9 million, partially offset by higher costs resulting from the idling of the West Elk complex in the first quarter of 2006, an extended longwall move at our Dugout Canyon mining complex, higher coal royalties and production taxes, which we pay as a percentage of sales, and higher repair and supplies costs.

Central Appalachia — Our sales volumes in Central Appalachia decreased as a result of the sale of operations to Magnum described previously. The increase in our coal sales prices in Central Appalachia in 2006 resulted from higher contract pricing when compared to 2005, due primarily to the expiration of lower-priced legacy contracts. The sale to Magnum of certain operations with lower-priced legacy contracts also helped to improve

our average coal sales price per ton. Operating margins per ton in 2006 increased significantly from 2005 primarily as a result of the sale to Magnum, due to operating losses at these operations in 2005.

Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2006 and compares that information to the comparable information for the year ended December 31, 2005:

	Year Ended December 31		Increase (Decrease) in Net Income	
	2006	2005	$	%
	(Amounts in thousands)			
Interest expense	$(64,364)	$(72,409)	$ 8,045	11.1%
Interest income	3,725	9,289	(5,564)	(59.9)
Total	$(60,639)	$(63,120)	$ 2,481	3.9%

The decrease in interest expense during 2006 compared to 2005 resulted primarily from an increase in the amount of interest capitalized in connection with certain major long-term development projects described in more detail in the section entitled "Liquidity and Capital Resources" beginning on page 46. We capitalized $14.8 million of interest during 2006 and $4.2 million during 2005. The decrease in interest income is due to a decrease in short-term investments, which we liquidated, in part, to fund our capital improvement and development projects.

Other non-operating expense. The following table summarizes our other non-operating expense for the year ended December 31, 2006 and compares that information to the comparable information for the year ended December 31, 2005:

	Year Ended December 31		Increase in Net Income	
	2006	2005	$	%
	(Amounts in thousands)			
Other non-operating expense:				
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	$(4,836)	$ (7,740)	$2,904	37.5%
Other non-operating expense	(2,611)	(3,524)	913	25.9
Total	$(7,447)	$(11,264)	$3,817	33.9%

Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest. As described above, our results of operations include expenses related to the termination of hedge accounting and resulting amortization of amounts that had previously been deferred. Other non-operating income includes mark-to-market adjustments related to certain swap activity that does not qualify for hedge accounting.

Income taxes. Our effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion deductions. The income tax provision of $7.7 million in 2006 compared with the income tax benefit of $34.7 million in 2005 is primarily the result of increases in pre-tax income in 2006, offset by a $49.1 million decrease in our valuation allowance against deferred tax assets in 2006, compared to a $6.1 million decrease in our valuation allowance in 2005.

Liquidity and Capital Resources

Our primary sources of cash include sales of our coal production to customers, borrowings under our credit facilities, sales of assets, and debt and equity offerings related to significant transactions. Excluding any significant mineral reserve acquisitions, we generally satisfy our working capital requirements and fund capital expenditures and debt-service obligations with cash generated from operations or borrowings under our credit facilities, accounts receivable securitization or commercial paper programs. We believe that cash generated from operations,

borrowing under our credit facilities and sales of assets will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions, to repurchase our common shares and to pay dividends will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control.

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Year Ended December 31		
	2007	2006	2005
	(Amounts in thousands)		
Cash provided by (used in):			
Operating activities	$ 330,810	$ 308,102	$ 254,607
Investing activities	(424,995)	(688,005)	(291,543)
Financing activities	96,742	121,925	(25,730)

Cash provided by operating activities increased $22.7 million in 2007 compared to 2006, despite a decrease in earnings, primarily as a result of transactions in 2006 related to our sale of certain Central Appalachia operations to Magnum on December 31, 2005. We made payments of $50.2 million in 2006 related to that transaction, involving the purchase of coal and certain operating expenses pursuant to the purchase agreement. In addition, we purchased coal in 2006 to satisfy below-market contracts that we could not source from our remaining operations.

Cash provided by operating activities increased $53.5 million in 2006 compared to 2005 primarily as a result of an increase in net income, which was offset by an increased investment in working capital and the effect of certain transactions with Magnum discussed above.

Cash used in investing activities in 2007 was $263.0 million less than in 2006, primarily due to a $134.8 million decrease in capital expenditures, an increase of $69.5 million in proceeds from asset sales, and a decrease of $36.4 in payments to acquire equity interests in other companies that are accounted for on the equity method. We make capital expenditures to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations. We may also acquire coal reserves opportunistically. During 2006 and 2007, we made the second and third of five annual payments of $122.2 million on the Little Thunder federal coal lease. In addition, during 2007, we acquired additional property and reserves of approximately $97.4 million. Of the remaining capital spending in 2007, major projects included the completion of development at the Mountain Laurel complex in Central Appalachia, ongoing development of a new reserve area at the West Elk mining complex in Colorado, payments for the replacement longwall now in service at our Sufco mining complex in Utah and costs to construct the Black Thunder mining complex's new loadout. The Mountain Laurel longwall commenced production on October 1, 2007. In the prior year, in addition to spending on the Mountain Laurel development, we also had spending related to the restart of the Coal Creek mining complex and the commencement of mining in a new reserve area at our Skyline mining complex.

Cash inflows from investing activities in 2007 included a recovery of $18.3 million from the lease of equipment in the Powder River Basin. We had previously made deposits to purchase the equipment, primarily in the fourth quarter of 2006. Our proceeds from asset sales in 2007 included $43.5 million related to the sale of the Ben Creek complex and $26.0 million from the sale of non-core reserves in the Powder River Basin and Central Appalachia.

Cash used in investing activities in 2006 was $396.5 million higher than in 2005, due to increased capital expenditures and the purchase of equity-method investments, as well as a decrease of $116.3 million in proceeds from dispositions of property, plant and equipment. In 2006, we made the second of five annual payments of $122.2 million on the Powder River Basin's Little Thunder federal coal lease, which will continue through 2009. Costs related to the development of the Mountain Laurel complex in West Virginia, higher spending at our

Powder River Basin operations related to the restart of the Coal Creek mining complex and progress payments related to the purchase of a replacement longwall at our Sufco mining complex resulted in an increase in capital expenditures in 2006 compared to 2005. We also spent $40.0 million during 2006 to acquire equity interests in other companies that will be accounted for on the equity method.

We anticipate that capital expenditures during 2008 will range from approximately $445 million to $505 million, including reserve additions of approximately $135 million to $165 million. Reserve additions in 2008 will include the fourth of five payments of $122.2 million for the Little Thunder coal lease. The 2008 estimate also includes capital expenditures related to development work at certain of our mining operations, including the development of a new seam, with a new longwall, at the West Elk mining complex and continuing work on the new loadout at Black Thunder. We anticipate that we will fund these capital expenditures with available cash, cash generated from operations and existing credit facilities.

Cash provided by financing activities decreased $25.2 million in 2007 compared to 2006. The decrease results primarily from a decrease in borrowings on the revolving credit facility and other lines of credit, including those under the accounts receivable securitization and commercial paper programs, offset by a decrease in shares we repurchased during 2007 when compared with 2006. We had available borrowing capacity of approximately $640.0 million under our lines of credit at December 31, 2007. We spent $43.9 million during 2006 under a share repurchase program authorized by the board of directors in September 2006. The program, which replaces a program adopted in 2001, provides for the purchase of up to 14.0 million shares of common stock. We increased our dividend rate in April 2006 and 2007 and as a result, dividends paid increased $7.1 million.

Cash provided by financing activities in 2006 was $121.9 million compared to a use of cash of $25.7 million in 2005. The increase results primarily from borrowings on the revolving credit facility and other credit facilities, including those under the accounts receivable securitization program discussed below, of $192.3 million, compared to net payments of $25.0 million during 2005. The increase in borrowings was to fund our higher capital expenditures, including the Little Thunder federal coal lease noted above. Financing activities in 2006 also included cash received of $7.0 million from the issuance of common stock under our employee stock incentive plans, a decrease of $24.9 million from 2005. We also spent $43.9 million during 2006 under the share repurchase program.

At December 31, 2007, debt amounted to $1,303.2 million, or 46% of capital employed, compared to $1,173.8 million, or 46% of capital employed, at December 31, 2006. Based on the level of consolidated indebtedness and prevailing interest rates at December 31, 2007, debt service obligations for 2008, which include the maturities of principal and interest payments, are estimated to be $284.4 million.

On August 15, 2007, we entered into a commercial paper placement program to provide short-term financing at rates that are generally lower than the rates available under our revolving credit facility. Under the program, as amended, we may sell up to $75.0 million in interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. The commercial paper placement program is supported by an unsecured $75.0 million revolving credit facility with a maturity date of June 7, 2008. As of December 31, 2007, we had $75.0 million outstanding under the agreement with a weighted-average interest rate of 5.08% and maturity dates ranging from two to 81 days.

Our revolving credit facility allows for up to $800.0 million of borrowings and matures June 23, 2011. We had borrowings outstanding under the revolving credit facility of approximately $160.0 million December 31, 2007 and $103.0 million at December 31, 2006. Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to our leverage ratio, as calculated in accordance with the credit agreement, as amended. The weighted average interest rate of borrowings outstanding at December 31, 2007 was 6.30%.

Our revolving credit facility is secured by substantially all of our assets, as well as our ownership interests in substantially all of our subsidiaries, except our ownership interests in Arch Western Resources, LLC and its subsidiaries. Financial covenants contained in our revolving credit facility consist of a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. The leverage ratio requires that we not permit the ratio of total net debt (as defined in the facility) at the end of any calendar quarter to

EBITDA (as defined in the facility) for the four quarters then ended to exceed a specified amount. The interest coverage ratio requires that we not permit the ratio of EBITDA (as defined) at the end of any calendar quarter to interest expense for the four quarters then ended to be less than a specified amount. The senior secured leverage ratio requires that we not permit the ratio of total net senior secured debt (as defined) at the end of any calendar quarter to EBITDA (as defined) for the four quarters then ended to exceed a specified amount. We were in compliance with all financial covenants at December 31, 2007.

We have a receivable securitization program of $150.0 million. Under the terms of the program, eligible trade receivables consist of trade receivables generated by our operating subsidiaries. Outstanding borrowings under the program were approximately $90.8 million at December 31, 2007 and $89.2 million at December 31, 2006. Although the participants in the program bear the risk of non-payment of purchased receivables, we have agreed to indemnify the participants with respect to various matters. The participants under the program will be entitled to receive payments reflecting a specified discount on amounts funded under the program, including drawings under letters of credit, calculated on the basis of the base rate or commercial paper rate, as applicable. We will pay facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our leverage ratio. The average cost of borrowing under the securitization program was approximately 5.79% at December 31, 2007. Under the program, we are subject to certain affirmative, negative and financial covenants customary for financings of this type, including restrictions related to, among other things, liens, payments, merger or consolidation and amendments to the agreements underlying the receivables pool. The administrator may terminate the program upon the occurrence of certain events that are customary for facilities of this type (with customary grace periods, if applicable), including, among other things, breaches of covenants, inaccuracies of representations and warranties, bankruptcy and insolvency events, changes in the rate of default or delinquency of the receivables above specified levels, a change of control and material judgments. A termination event would permit the administrator to terminate the program and enforce any and all rights, subject to cure provisions, where applicable. Additionally, the program contains cross-default provisions, which would allow the administrator to terminate the program in the event of non-payment of other material indebtedness when due and any other event which results in the acceleration of the maturity of material indebtedness.

We filed a shelf registration statement on Form S-3 with the SEC on March 14, 2006 that allows us to offer and sell from time to time an unlimited amount of unsecured debt securities consisting of notes, debentures, and other debt securities, common stock, preferred stock, warrants, and/or units. Related proceeds could be used for general corporate purposes, including repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to combined fixed charges and preference dividends for the periods indicated:

	Year Ended December 31				
	2007	2006	2005	2004	2003
Ratio of earnings to combined fixed charges and preference dividends(1)	2.40x	3.93x	N/A	2.57x	1.14x

(1) Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Combined fixed charges and preference dividends exceeded earnings by $13.1 million for the year ended December 31, 2005.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2007:

	Payments Due by Period				
	2008	2009-2010	2011-2012	After 2012	Total
	(Amounts in thousands)				
Long-term debt, including related interest	$ 284,355	$132,750	$251,966	$ 982,063	$1,651,134
Operating leases	30,612	57,472	41,838	43,981	173,903
Coal lease rights	145,802	179,083	36,052	18,833	379,770
Coal purchase obligations	313,712	200,313	102,566	296,887	913,478
Unconditional purchase obligations	236,978	10,376	—	—	247,354
Total contractual obligations	$1,011,459	$579,994	$432,422	$1,341,764	$3,365,639

Interest on long-term debt was calculated using rates in effect at December 31, 2007 for the remaining term of outstanding borrowings.

Coal lease rights represent non-cancelable royalty lease agreements, as well as federal lease bonus payments due. In particular, remaining payments due under the Little Thunder lease in Wyoming will be paid in two equal annual installments of $122.2 million in 2008 and 2009.

Our coal purchase obligations include purchase obligations in the over-the-counter market, as well as unconditional purchase obligations with coal suppliers. Additionally, they include coal purchase obligations incurred with the sale of certain Central Appalachia operations in 2005 and the sale of the Mingo Logan-Ben Creek complex in 2007 to supply ongoing customer sales commitments.

Unconditional purchase obligations include open purchase orders, which have not been recognized as a liability. The commitments in the table above relate to commitments for the purchase of materials and supplies, payments for services and capital expenditures.

The table above excludes our asset retirement obligations. Our consolidated balance sheet reflects a liability of $224.5 million for the fair value of asset retirement obligations that arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The determination of the fair value of asset retirement obligations involves a number of estimates, as discussed in the section entitled "Critical Accounting Policies" beginning on page 52, including the timing of payments to satisfy asset retirement obligations. The timing of payments to satisfy asset retirement obligations is based on numerous factors, including mine closure dates. You should see the notes to our consolidated financial statements for more information about our asset retirement obligations.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension and postretirement benefit obligations, for which the timing of payments may vary based on changes in the fair value of plan assets (for pension obligations) and actuarial assumptions and payments under our self-insured workers' compensation program. You should see the section entitled "Critical Accounting Policies" beginning on page 52 for more information about these assumptions. We expect to make contributions of $2.5 million to our pension plans in 2008. You should see the notes to our consolidated financial statements for more information about the amounts we have recorded for workers' compensation and pension and postretirement benefit obligations.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in

our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

We use a combination of surety bonds, corporate guarantees (e.g., self bonds) and letters of credit to secure our financial obligations for reclamation, workers' compensation, coal lease obligations and other obligations as follows as of December 31, 2007:

	Reclamation Obligations	Lease Obligations	Workers' Compensation Obligations	Other	Total
	(Amounts in thousands)				
Self bonding	$306,385	$ —	$ —	$ —	$306,385
Surety bonds	262,995	45,239	14,600	15,507	338,341
Letters of credit	—	—	46,352	12,261	58,613

We have agreed to continue to provide surety bonds and letters of credit for the reclamation and retiree healthcare obligations of the properties we sold to Magnum in order to facilitate an orderly transition. Magnum is required to reimburse us for costs related to the surety bonds and letters of credit until it can replace these items. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, then Magnum must post a letter of credit in our favor in the amount of the obligations. At December 31, 2007, we had $92.0 million of surety bonds related to properties sold to Magnum, which are included in the table.

Magnum also acquired certain coal supply contracts with customers who have not consented to the assignment of the contract to Magnum. We have committed to purchase coal from Magnum to sell to those customers at the same price we are charging the customers for the sale. In addition, certain contracts have been assigned to Magnum, but we have guaranteed Magnum's performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then we would be required to purchase coal on the open market or supply contracts from our existing operations. At market prices effective at December 31, 2007, the cost of purchasing 15.4 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $265.7 million, and the cost of purchasing 5.0 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $97.4 million. We have also guaranteed Magnum's performance under certain operating leases, the longest of which extends through 2011. If we were required to perform under our guarantees of the operating lease agreements, we would be required to make $10.3 million of lease payments. We do not believe that it is probable that we would have to purchase replacement coal or fulfill our obligations under the lease guarantees and therefore, no liability has been recorded for these potential losses as of December 31, 2007. However, if we would have to perform under these guarantees, it could potentially have a material adverse effect on our business, results of operations and financial condition.

In connection with the acquisition of the coal operations of Atlantic Richfield Company, which we refer to as ARCO, and the simultaneous combination of the acquired ARCO operations and our Wyoming operations into the Arch Western joint venture, we agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If we were to become liable, the maximum amount of potential future tax payments was $61.0 million at December 31, 2007, of which none is recorded as a liability in our financial statements. Since the indemnification is dependent upon the initiation of activities within our control and we do not intend to initiate such activities, it is remote that we will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on our business, results of operations and financial condition.

In addition, tax reporting applied to this transaction by the other member of Arch Western was audited by the Internal Revenue Service, which we refer to as the IRS. We do not believe that we are bound by the outcome

of this audit. We have begun negotiations with the IRS as to adjustments, if any, of Arch Western's tax reporting. The outcome of these negotiations when settled could result in adjustments to the basis of the partnership assets, and it is possible we may be required to adjust our deferred income taxes associated with our investment in Arch Western. The outcome of the negotiations is uncertain, however, any change that impacts us related to an IRS negotiation may result in a non-cash decrease in deferred income tax assets that could fall within a range of zero to $25.0 million.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with our audit committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. We have provided a description of all significant accounting policies in the notes to our consolidated financial statements. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Asset Retirement Obligations

Our asset retirement obligations arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Our asset retirement obligations are initially recorded at fair value, or the amount at which the obligations could be settled in a current transaction between willing parties. This involves determining the present value of estimated future cash flows on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage and reclamation costs and assumptions regarding productivity. We estimate disturbed acreage based on approved mining plans and related engineering data. Since we plan to use internal resources to perform the majority of our reclamation activities, our estimate of reclamation costs involves estimating third-party profit margins, which we base on our historical experience with contractors that perform certain types of reclamation activities. We base productivity assumptions on historical experience with the equipment that we expect to utilize in the reclamation activities. In order to determine fair value, we must also discount our estimates of cash flows to their present value. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, changes in the timing of reclamation activities, and revisions to cost estimates and productivity assumptions, to reflect current experience. Any difference between the actual cost of reclamation and the fair value will be recorded as a gain or loss when the obligation is settled. We expect our actual cost to reclaim our properties will be less than the expected cash flows used to determine the asset retirement obligation. At December 31, 2007, we had recorded asset retirement obligation liabilities of $224.5 million, including amounts classified as a current liability. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2007, we estimate that the aggregate undiscounted cost of final mine closure is approximately $538.0 million.

Stock-Based Compensation

As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, which we refer to as Statement No. 123R, which requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value. We adopted Statement No. 123R using the modified-prospective method. Under this method, compensation cost for share-based payments to employees is based on their grant-date fair value from the

beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date Statement No. 123R was adopted are based on the same estimate of the grant-date fair value and the same recognition method used previously under Statement No. 123. We use the Black-Scholes option pricing model for options and a lattice model at the grant date for the portion of share-based payments with performance and market conditions that is paid out in stock to determine the fair value.

Derivative Financial Instruments

We use derivative financial instruments to manage exposures to commodity prices and interest rates. We also enter into over-the-counter coal positions for trading purposes. All derivative financial instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in earnings if they are not eligible for hedge accounting or other comprehensive income if they qualify for cash flow hedge accounting. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings. Any ineffective portion of a cash flow hedge's change in fair value is recognized immediately in earnings. The amount of ineffectiveness recognized in other operating (income) expense, net relating to our heating oil derivatives was a gain of $1.4 million for the year ended December 31, 2007. Ineffectiveness was insignificant for the year ended December 31, 2006.

We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives for undertaking various hedge transactions. We evaluate the effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis.

Employee Benefit Plans

We have non-contributory defined benefit pension plans covering certain of our salaried and hourly employees. Benefits are generally based on the employee's age and compensation. We fund the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. We contributed $2.7 million in cash to the plans during the year ended December 31, 2007 and $19.3 million in cash and stock to the plans during the year ended December 31, 2006. We account for our defined benefit plans in accordance with Statement of Financial Accounting Standards No. 87, *Employer's Accounting for Pensions,* as amended by Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which we refer to as Statement No. 87 and Statement No. 158. Statement No. 158 requires that the actuarially-determined funded status of the plans be recorded in the balance sheet.

In June 2006, the disposition of certain Central Appalachia operations in 2005 resulted in withdrawals that constituted a settlement of our pension benefit obligation for which we recognized expense of $3.2 million.

The calculation of our net periodic benefit costs (pension expense) and benefit obligation (pension liability) associated with our defined benefit pension plans requires the use of a number of assumptions that we deem to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions.

- The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The pension plan's investment targets are 65% equity, 30% fixed income securities and 5% cash. Investments are rebalanced on a periodic basis to stay within these targeted guidelines. The long-term rate of return assumption used to determine pension expense was 8.5% for 2007 and 8.25% for 2006. These long-term rate of return assumptions are less than the plan's actual life-to-date returns. Any difference between the actual experience and the assumed experience is recorded in other comprehensive income and amortized into earnings in the future. The impact of lowering the expected long-term rate of

return on plan assets 0.5% for 2007 would have been an increase in expense of approximately $1.0 million.

- The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, Statement No. 87 requires rates of return on high-quality fixed-income debt instruments. We utilize a bond portfolio model that includes bonds that are rated "AA" or higher with maturities that match the expected benefit payments under the plan. The discount rate used to determine pension expense was 5.9% for 2007 and 5.8% for the first six months of 2006 and 6.4% for the last six months of 2006, as a result of a remeasurement of the plan obligation related to the settlement event discussed above. The impact of lowering the discount rate 0.5% for 2007 would have been an increase in expense of approximately $2.4 million.

The differences generated in changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period.

For the measurement of our year-end pension obligation for 2007 (and pension expense for 2008), we changed our discount rate to 6.5%.

We also currently provide certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America is not contributory. Our current funding policy is to fund the cost of all postretirement insurance benefits as they are paid. We account for our other postretirement benefits in accordance with Statement of Financial Accounting Standards No. 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions,* as amended by Statement No. 158. Statement No. 158 requires that the actuarially-determined funded status of the plans be recorded in the balance sheet.

In 2005, the disposition of the Central Appalachia operations to Magnum constituted a settlement of our postretirement benefit obligation for which we recognized a loss of $59.2 million.

Actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year-end and is calculated in the same manner as discussed above for the pension plan. The discount rate used to calculate the postretirement benefit expense was 5.9% for 2007 and 5.8% for 2006. Had the discount rate been lowered by 0.5% in 2007, we would have incurred additional expense of $0.6 million.

For the measurement of our year-end other postretirement obligation for 2007 and postretirement expense for 2008, we changed our discount rate to 6.5%. During 2007, the postretirement benefit plans were amended to improve benefits to participants. As a result of the amendment, annual retiree contribution increases have been limited so as not to exceed 25% of the previous year's total contribution. Prior to the amendment, all medical cost increases were passed on to the retirees and had no impact on the plan.

Income Taxes

We provide for deferred income taxes for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance may be recorded to reflect the amount of future tax benefits that management believes are not likely to be realized. In determining the appropriate valuation allowance, we take into account expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning

strategies are not available as anticipated, we may record additional valuation allowance through income tax expense in the period such determination is made.

As of January 1, 2007, we adopted Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* which we refer to as FIN 48. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Upon adoption of FIN 48, we increased our liability for unrecognized tax benefits by $1.0 million, including interest and penalties of $0.2 million, which was recorded as a reduction of the beginning balance of retained earnings.

Accounting Standards Issued and Not Yet Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements,* which we refer to as Statement No. 157. Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. We do not expect the impact of adoption will be material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The discussion below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. The range of changes reflects our view of changes that are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen.

We manage our commodity price risk for our non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements, and to a limited extent, through the use of derivative instruments. At December 31, 2007, our expected unpriced production approximated 15 million to 25 million tons in 2008, 85 million to 95 million tons in 2009 and 95 million to 105 million tons in 2010.

We are exposed to commodity price risk in our trading of coal, which represents the potential loss that could be caused by an adverse change in the market value of coal. Our coal trading portfolio included forward and option contracts at December 31, 2007. We had no positions entered into for trading purposes as of December 31, 2006. With respect to our coal trading positions, a $0.50 decrease in Powder River Basin coal prices and a $2 decrease in Central Appalachia coal prices would cause a $2.9 million decrease in the fair value of these positions. The timing of the estimated future realization of the value of our trading portfolio is 30% in 2008, 68% in 2009 and 2% in 2010.

We are also exposed to the risk of fluctuations in cash flows related to our purchase of diesel fuel. We use approximately 45 million gallons of diesel fuel annually in our operations. We enter into forward physical purchase contracts and heating oil swaps and options to reduce volatility in the price of diesel fuel for our operations, and in doing so had protected approximately 23% of our forecasted purchases for 2008 at December 31, 2007. At December 31, 2006, we had protected approximately 68% of our forecasted purchases for 2007. The swap agreements essentially fix the price paid for diesel fuel by requiring us to pay a fixed heating oil price and receive a floating heating oil price. The call options protect against increases in diesel fuel by granting us the right to participate in increases in heating oil prices. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Accordingly, the derivatives qualify for hedge accounting and the changes in the fair value of the derivatives are recorded through other comprehensive income. At December 31, 2007, a $0.25 per gallon decrease in the price of heating oil would result in a $2.2 million increase in our expense in 2008 resulting from heating oil derivatives, which would be offset by a decrease in the cost of our physical diesel purchases.

We are exposed to market risk associated with interest rates due to our existing level of indebtedness. At December 31, 2007, $977.4 million of our outstanding debt had fixed interest rates, primarily our 6.75% Senior Notes, and $325.8 million of outstanding borrowings had interest rates that fluctuated based on changes in the respective market rates. A one percentage point increase in the interest rates related to these borrowings would

result in an annualized increase in interest expense of $3.3 million, based on borrowing levels at December 31, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and consolidated financial statement schedule of Arch Coal, Inc. and subsidiaries are included in this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

We performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that the disclosure controls and procedures were effective as of such date. There were no changes in internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We incorporate by reference the report of independent registered public accounting firm and management's report on internal control over financial reporting included on pages F-2 and F-4, respectively, of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

We incorporate by reference the information under the headings "Code of Conduct," "Director Biographies" and "Board Meetings and Committees" appearing in the section entitled "Corporate Governance Practices" and the information appearing in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement to be distributed to stockholders in connection with the 2008 annual meeting.

ITEM 11. EXECUTIVE COMPENSATION.

We incorporate by reference the information under the headings "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards for the Year Ended December 31, 2007," "Outstanding Equity Awards at December 31, 2007," "Option Exercises and Stock Vested for the Year Ended December 31, 2007," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination of Employment or Change-in-Control" and "Director Compensation for the Year Ended December 31, 2007" appearing in the section entitled "Executive and Director Compensation" in our proxy statement to be distributed to stockholders in connection with the 2008 annual meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

We incorporate by reference the information appearing under the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in our proxy statement to be distributed to stockholders in connection with the 2008 annual meeting.

Securities Authorized for Issuance Under Equity Compensation Plans

The Arch Coal, Inc. 1997 Stock Incentive Plan, which has been approved by our stockholders, is the sole plan under which we are authorized to issue shares of our common stock to employees. The following table shows the number of shares of common stock to be issued upon exercise of options outstanding at December 31, 2007, the weighted average exercise price of those options, and the number of shares of common stock remaining available for future issuance at December 31, 2007, excluding shares to be issued upon exercise of outstanding options. No warrants or rights had been issued under the plan as of December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise)
Equity compensation plans approved by security holders	2,849,963	$18.19	3,943,297
Equity compensation plans not approved by security holders	—	—	—
Total	2,849,963	$18.19	3,943,297

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

We incorporate by reference the information under the headings "Overview" and "Director Independence" appearing in the section entitled "Corporate Governance Practices" in our proxy statement to be distributed to stockholders in connection with the 2008 annual meeting.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

We incorporate by reference the information in the section entitled "Ratification of the Appointment of Independent Public Accounting Firm" in our proxy statement to be distributed to stockholders in connection with the 2008 annual meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The consolidated financial statements and consolidated financial statement schedule of Arch Coal, Inc. and subsidiaries are included in this Annual Report on Form 10-K beginning on page F-1.

You should see the exhibit index for a list of exhibits included in this Annual Report on Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Arch Coal, Inc. and subsidiaries and reports of independent registered public accounting firm follow.

Index to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm F-2

Report of Management and Management's Report on Internal Control over Financial Reporting F-4

Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005 . . . . F-5

Consolidated Balance Sheets at December 31, 2007 and 2006 . . . . F-6

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2007, 2006 and 2005 . . . . F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005 . . . . . . F-8

Notes to Consolidated Financial Statements F-9

Financial Statement Schedule F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Arch Coal, Inc.

We have audited Arch Coal, Inc's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arch Coal Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arch Coal, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Arch Coal, Inc. and our report dated February 28, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for share-based payments and for stripping costs effective January 1, 2006. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for pension and other postretirement benefits effective December 31, 2006. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Arch Coal, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
February 28, 2008

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. (the "Company") is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised of independent directors, meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Arch Coal, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2007.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's internal control over financial reporting.

Steven F. Leer	Robert J. Messey
Chairman and Chief Executive Officer	*Senior Vice President and Chief Financial Officer*

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2007	2006	2005
	(In thousands, except per share data)		
REVENUES			
Coal sales	$2,413,644	$2,500,431	$2,508,773
COSTS, EXPENSES AND OTHER			
Cost of coal sales	1,888,285	1,909,822	2,174,007
Depreciation, depletion and amortization	242,062	208,354	212,301
Selling, general and administrative expenses	84,446	75,388	91,568
Other operating (income) expense:			
Gain on sale of Powder River Basin assets	—	—	(46,547)
Gain on sale of Central Appalachian operations	—	—	(7,528)
Other operating (income) expense, net	(30,766)	(29,800)	7,115
	2,184,027	2,163,764	2,430,916
Income from operations	229,617	336,667	77,857
Interest expense, net:			
Interest expense	(74,865)	(64,364)	(72,409)
Interest income	2,600	3,725	9,289
	(72,265)	(60,639)	(63,120)
Other non-operating expense:			
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	(1,919)	(4,836)	(7,740)
Other non-operating expense	(354)	(2,611)	(3,524)
	(2,273)	(7,447)	(11,264)
Income before income taxes	155,079	268,581	3,473
Provision for (benefit from) income taxes	(19,850)	7,650	(34,650)
NET INCOME	174,929	260,931	38,123
Preferred stock dividends	(219)	(378)	(15,579)
Net income available to common stockholders	$ 174,710	$ 260,553	$ 22,544
EARNINGS PER COMMON SHARE			
Basic earnings per common share	$ 1.23	$ 1.83	$ 0.18
Diluted earnings per common share	$ 1.21	$ 1.80	$ 0.17
Basic weighted average shares outstanding	142,518	142,770	127,304
Diluted weighted average shares outstanding	144,019	144,812	129,940
Dividends declared per common share	$ 0.27	$ 0.22	$ 0.16

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31	
	2007	2006
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,080	$ 2,523
Trade accounts receivable	229,965	212,185
Other receivables	19,724	48,588
Inventories	177,785	129,826
Prepaid royalties	22,055	6,743
Deferred income taxes	18,789	51,802
Other	47,747	35,610
Total current assets	521,145	487,277
Property, plant and equipment:		
Coal lands and mineral rights	1,690,176	1,587,303
Plant and equipment	1,729,501	1,626,984
Deferred mine development	672,496	550,385
	4,092,173	3,764,672
Less accumulated depreciation, depletion and amortization	(1,628,535)	(1,521,604)
Property, plant and equipment, net	2,463,638	2,243,068
Other assets:		
Prepaid royalties	105,106	112,667
Goodwill	40,032	40,032
Deferred income taxes	296,559	263,759
Equity investments	82,950	80,213
Other	85,169	93,798
Total other assets	609,816	590,469
Total assets	$ 3,594,599	$ 3,320,814
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 150,026	$ 198,875
Accrued expenses	188,875	190,746
Current maturities of debt and short-term borrowings	217,614	51,185
Total current liabilities	556,515	440,806
Long-term debt	1,085,579	1,122,595
Accrued postretirement benefits other than pension	59,181	49,817
Asset retirement obligations	219,991	205,530
Accrued workers' compensation	41,071	43,655
Other noncurrent liabilities	100,576	92,817
Total liabilities	2,062,913	1,955,220
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized; issued and outstanding shares 85 and 144, at December 31, 2007 and 2006, respectively; $50 liquidation preference	1	2
Common stock, $0.01 par value, authorized 260,000 shares, issued 143,158 and 142,179 shares, respectively	1,436	1,426
Paid-in capital	1,358,695	1,345,188
Retained earnings	173,186	38,147
Accumulated other comprehensive loss	(1,632)	(19,169)
Total stockholders' equity	1,531,686	1,365,594
Total liabilities and stockholders' equity	$ 3,594,599	$ 3,320,814

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Three Years Ended December 31, 2007

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Unearned Compensation	Treasury Stock at Cost	Accumulated Other Comprehensive Loss	Total
	(In thousands, except per share data)							
BALANCE AT January 1, 2005	$ 29	$ 631	$1,280,513	$(166,273)	$ (1,830)	$ (5,047)	$(28,197)	$1,079,826
Comprehensive income:								
Net income				38,123				38,123
Minimum pension liability adjustment							(2,751)	(2,751)
Unrealized gains on available-for-sale securities							8,498	8,498
Unrealized gains on derivatives							22,646	22,646
Net amount reclassified to income							(8,828)	(8,828)
Total comprehensive income								57,688
Dividends:								
Common ($0.16 per share)				(20,452)				(20,452)
Preferred ($2.50 per share)				(6,053)				(6,053)
Preferred stock conversion	(27)	66	9,487	(9,526)				—
Issuance of 546 shares of treasury stock as contribution to pension plan		3	12,872			3,857		16,732
Issuance of 3,038 shares of common stock under the stock incentive plan — stock options, including income tax benefits		15	43,564					43,579
Employee stock-based compensation expense			140		12,781			12,921
Issuance of 680 shares of common stock under the stock incentive plans		4	20,894		(20,898)			—
BALANCE AT DECEMBER 31, 2005	2	719	1,367,470	(164,181)	(9,947)	(1,190)	(8,632)	1,184,241
Comprehensive income:								
Net income				260,931				260,931
Minimum pension liability adjustment							14,941	14,941
Unrealized losses on available-for- sale securities							(8,834)	(8,834)
Unrealized losses on derivatives							(14,384)	(14,384)
Net amount reclassified to income							9,689	9,689
Total comprehensive income								262,343
Dividends:								
Common ($0.22 per share)				(31,448)				(31,448)
Preferred ($2.50 per share)				(378)				(378)
Contribution of 168 shares of treasury stock and 182 shares of common stock to pension plan		3	15,407			1,190		16,600
Issuance of 127 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		—	—					—
Issuance of 30 shares of common stock upon conversion of preferred stock	—	—	—					—
Effect of two for one stock split		716		(716)				—
Issuance of 661 shares of common stock under the stock incentive plan — stock options		4	7,039					7,043
Employee stock-based compensation expense			9,080					9,080
Purchase of 1,562 shares of common stock under stock repurchase program						(43,877)		(43,877)
Retirement of treasury stock		(16)	(43,861)			43,877		—
Effect of adoption of EITF 04-6				(26,061)				(26,061)
Effect of adoption of Statement No. 158							(11,949)	(11,949)
Effect of adoption of Statement No. 123R			(9,947)		9,947			—
BALANCE AT DECEMBER 31, 2006	2	1,426	1,345,188	38,147	—	—	(19,169)	1,365,594
Comprehensive income:								
Net income				174,929				174,929
Pension, postretirement and other post-employment benefits							11,070	11,070
Net amount reclassified to income							2,490	2,490
Unrealized losses on available-for- sale securities							(2,815)	(2,815)
Unrealized gains on derivatives							1,584	1,584
Net amount reclassified to income							5,208	5,208
Total comprehensive income								192,466
Dividends:								
Common ($0.27 per share)				(38,696)				(38,696)
Preferred ($2.50 per share)				(219)				(219)
Issuance of 186 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		2	(2)					—
Issuance of 283 shares of common stock upon conversion of preferred stock	(1)	3	(2)					—
Issuance of 510 shares of common stock under the stock incentive plan — stock options including income tax benefits		5	7,734					7,739
Employee stock-based compensation expense			5,777					5,777
Effect of adoption of FIN 48				(975)				(975)
BALANCE AT DECEMBER 31, 2007	$ 1	$1,436	$1,358,695	$ 173,186	$ —	$ —	$ (1,632)	$1,531,686

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 174,929	$ 260,931	$ 38,123
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	242,062	208,354	212,301
Prepaid royalties expensed	11,962	9,045	14,252
Net (gain) loss on dispositions of property, plant and equipment	(17,769)	649	(82,168)
Gain on investment in Knight Hawk Holdings, LLC	—	(10,309)	—
Employee stock-based compensation	5,777	9,080	12,937
Other non-operating expense	2,273	7,447	11,264
Changes in operating assets and liabilities:			
Receivables	10,254	(49,265)	(48,432)
Inventories	(55,471)	(39,783)	(38,368)
Accounts payable and accrued expenses	(59,634)	(115,123)	108,536
Income taxes	(31,825)	20,505	(33,513)
Accrued postretirement benefits other than pension	3,733	8,662	28,660
Asset retirement obligations	21,609	10,967	6,498
Accrued workers' compensation	971	(2,898)	(9,705)
Other	—	—	14,701
Other	21,939	(10,160)	19,521
Cash provided by operating activities	330,810	308,102	254,607
INVESTING ACTIVITIES			
Capital expenditures	(488,363)	(623,187)	(357,142)
Proceeds from dispositions of property, plant and equipment	70,296	777	117,048
Additions to prepaid royalties	(19,713)	(20,062)	(28,164)
Purchases of investments/advances to affiliates	(5,540)	(45,533)	(23,285)
Reimbursement of deposit on equipment	18,325	—	—
Cash used in investing activities	(424,995)	(688,005)	(291,543)
FINANCING ACTIVITIES			
Net proceeds from commercial paper and net borrowings on lines of credit	133,476	192,300	(25,000)
Net proceeds from (payments on) other debt	(2,696)	442	(2,376)
Debt financing costs	(202)	(2,171)	(2,662)
Dividends paid	(38,945)	(31,815)	(27,639)
Purchases of treasury stock	—	(43,876)	—
Issuance of common stock under incentive plans	5,109	7,045	31,947
Cash provided by (used in) financing activities	96,742	121,925	(25,730)
Increase (decrease) in cash and cash equivalents	2,557	(257,978)	(62,666)
Cash and cash equivalents, beginning of year	2,523	260,501	323,167
Cash and cash equivalents, end of year	$ 5,080	$ 2,523	$ 260,501
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 69,866	$ 59,116	$ 69,839
Cash received during the year for income taxes	$ (2,145)	$ (8,921)	$ (5,518)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries and controlled entities (the "Company"). The Company's primary business is the production of steam and metallurgical coal from surface and underground mines located throughout the United States, for sale to utility, industrial and export markets. The Company's mines are located in southern West Virginia, eastern Kentucky, Virginia, Wyoming, Colorado and Utah. All subsidiaries (except as noted below) are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.

The Company owns a 99% membership interest in a joint venture named Arch Western Resources, LLC ("Arch Western") which operates coal mines in Wyoming, Colorado and Utah. The Company also acts as the managing member of Arch Western.

On June 29, 2007, the Company sold select assets and related liabilities associated with its Mingo Logan-Ben Creek mining complex in West Virginia. See further discussion in Note 2, "Property Transactions."

On December 31, 2005, the Company entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Magnum Coal Company ("Magnum"). Pursuant to the Purchase Agreement, the Company sold the stock of three of its subsidiaries and their Central Appalachian mining operations. See further discussion in Note 2, "Property Transactions."

Accounting Pronouncements Adopted

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position.

Upon adoption of FIN 48, the Company increased its liability for unrecognized tax benefits by $1.0 million, including interest and penalties of $0.2 million, which was recorded as a reduction of the beginning balance of retained earnings. Total unrecognized tax benefits were $3.2 million at the adoption date, all of which would affect the effective tax rate if recognized. The Company will continue to recognize interest and penalties related to income tax matters in income tax expense.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly-liquid investments with an original maturity of three months or less when purchased.

Allowance for Uncollectible Receivables

The Company's allowance for uncollectible receivables reflects the amounts of its trade accounts receivable and other receivables that are not expected to be collected, based on past collection history, the economic

environment and specified risks identified in the receivables portfolio. Receivables are considered past due if the full payment is not received by the contractual due date. The allowance deducted from the balance of receivables was $0.2 million and $3.2 million at December 31, 2007 and 2006, respectively.

Inventories

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs, transportation costs prior to title transfer to customers and operating overhead. Prior to the adoption of Emerging Issues Task Force Issue No. 04-6, *Accounting for Stripping Costs in the Mining Industry* ("EITF 04-6"), the Company had classified stripping costs associated with the tons of coal uncovered and not yet extracted (pit inventory) at its surface mining operations as coal inventory. As a result of the adoption of EITF 04-6 on January 1, 2006, stripping costs incurred during the production phase of the mine are considered variable production costs and are included in the cost of inventory extracted during the period the stripping costs are incurred. The effect of adopting EITF 04-6 was a reduction of $40.7 million and $2.0 million of inventory and deferred development costs, respectively, with a corresponding decrease to retained earnings, net of tax, of $26.1 million.

Investments

Investments and ownership interests are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. The Company reflects its share of the entity's income in other (income) expense, net in its Consolidated Statements of Income. Marketable equity securities held by the Company that do not qualify for equity method accounting are classified as available-for-sale and are recorded at their fair value on the balance sheet with a corresponding entry to other comprehensive income and deferred taxes.

Prepaid Royalties

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are recorded as a prepaid asset, with amounts expected to be recouped within one year classified as current. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized over the tons of coal shipped during the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the contract price and the prevailing market price at the date of acquisition. The net book value of the Company's above-market coal supply agreements was $3.5 million and $3.8 million at December 31, 2007 and 2006, respectively. These amounts are recorded in other current assets and other assets in the accompanying Consolidated Balance Sheets. The net book value of the below-market coal supply agreements was $1.3 million and $3.2 million at December 31, 2007 and 2006, respectively. These amounts are recorded in accrued expenses and other noncurrent liabilities in the accompanying Consolidated Balance Sheets. Amortization expense on all above-market coal supply agreements was $0.3 million, $1.0 million and $8.0 million in 2007, 2006 and 2005, respectively. Amortization income on all below-market coal supply agreements was $1.9 million, $11.8 million and $16.0 million in 2007, 2006 and 2005, respectively.

Exploration Costs

Costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred.

Property, Plant and Equipment

Plant and Equipment

Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. During the years ended December 31, 2007, 2006 and 2005, interest costs of $18.0 million, $14.8 million and $4.2 million, respectively, were capitalized. Expenditures that extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. The cost of maintenance and repairs that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which generally range from three to 30 years, except for preparation plants and loadouts. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation.

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Costs may include construction permits and licenses; mine design; construction of access roads, shafts, slopes and main entries; and removing overburden to access reserves in a new pit. Additionally, deferred mine development includes the costs associated with asset retirement obligations.

Coal Lands and Mineral Rights

Amounts paid to acquire the Company's coal reserves are capitalized and depleted over the life of proven and probable reserves. A significant portion of the Company's coal reserves are controlled through leasing arrangements. The cost of coal lease rights are depleted using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature (original terms range from 10 to 50 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. The net book value of the Company's leased coal interests was $1.0 billion and $954.2 million at December 31, 2007 and 2006, respectively.

The Company has entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On September 22, 2004, the Company was the successful bidder in a federal auction of certain mining rights in the 5,084-acre Little Thunder tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $611.0 million for the tract payable in five equal installments. The Company paid the second and third installments of $122.2 million in 2006 and 2007, with the two remaining annual payments to be paid in 2008 and 2009. These payments are capitalized as the cost of the underlying mineral reserves.

Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying amount of the asset will not be recoverable through projected undiscounted cash flows related to the asset over its remaining life, then an impairment loss is recognized by reducing the carrying value of the asset to its fair value.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the

carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow analysis.

Deferred Financing Costs

The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities and issuance of debt securities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the interest method. Deferred financing costs were $20.2 million and $24.8 million at December 31, 2007 and 2006, respectively. These amounts are recorded in other assets in the accompanying Consolidated Balance Sheets. Amounts classified as current were $4.7 million and $4.6 million at December 31, 2007 and 2006, respectively. These amounts are recorded in other current assets in the accompanying Consolidated Balance Sheets.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from third parties. The Company recognizes revenue from coal sales at the time risk of loss passes to the customer at contracted amounts. Transportation costs are included in cost of coal sales and amounts billed by the Company to its customers for transportation are included in coal sales.

Other Operating (Income) Expense, net

Other operating (income) expense, net in the accompanying Consolidated Statements of Income reflects income and expense from sources other than coal sales, including royalties earned from properties leased to third parties; income from equity investments; gains and losses from dispositions of long-term assets; and gains and losses on derivatives that do not qualify for hedge accounting.

Asset Retirement Obligations

The Company's legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred. Obligations are incurred at the time development of a mine commences for underground and surface mines or construction begins for support facilities, refuse areas and slurry ponds. The obligation's fair value is determined using discounted cash flow techniques and is accreted over time to its expected settlement value. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Amortization of the related asset is recorded on a units-of-production basis over the mine's estimated recoverable reserves. See additional discussion in Note 11, "Asset Retirement Obligations."

Derivative Financial Instruments

The Company generally has used derivative financial instruments to manage exposures to commodity prices and interest rates. Additionally, the Company may hold certain coal derivative financial instruments for trading purposes.

All derivative financial instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in earnings if the derivatives are not eligible for hedge accounting or in other comprehensive income if they qualify for cash flow hedge accounting. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings. The Company formally documents the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for undertaking various hedge transactions. The Company evaluates the effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis.

Any ineffective portion of a cash flow hedge's change in fair value is recognized immediately in earnings. The amount of ineffectiveness recognized in other operating (income) expense, net in the accompanying

Consolidated Statements of Income relating to our heating oil derivatives was a gain of $1.4 million for the year ended December 31, 2007. The amount of ineffectiveness relating to interest rate swaps recognized in other non-operating expense in the accompanying Consolidated Statements of Income was a loss of $1.0 million for the year ended December 31, 2005. Ineffectiveness was insignificant for the year ended December 31, 2006.

Income Taxes

Deferred income taxes are provided for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, the Company considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and its overall deferred tax position.

Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and hourly employees. Benefits are generally based on the employee's age and compensation. The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. Costs of providing benefits are determined on an actuarial basis and accrued over the employee's period of active service.

On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("Statement No. 158"). Statement No. 158 requires that an employer recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) and other postemployment benefits determined on an actuarial basis as an asset or liability in its balance sheet and to recognize changes in the funded status though comprehensive income when they occur. Statement No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. See Notes 12 and 13 for additional disclosures relating to these obligations.

The Company has an obligation under the Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act"), which provides for the funding of medical and death benefits for certain retired members of the United Mine Workers of America ("UMWA") through premiums paid by assigned operators (former employers), transfers in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid.

Stock-Based Compensation

As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("Statement No. 123R"), which requires all public companies to measure compensation cost in the statement of income for all share-based payments (including employee stock options) at fair value. Prior to the adoption of Statement No. 123R, the Company accounted for its stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("Statement No. 123"). The Company adopted Statement No. 123R using the modified-prospective method. Under this method, compensation cost for share-based payments to employees is based on their grant-date fair value from the adoption date forward. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date Statement No. 123R was adopted are based on the same estimate of the grant-date fair value and the same recognition method used previously under Statement No. 123. The effects of

adoption on retained earnings, net income and the Consolidated Statement of Cash Flows for the year ended December 31, 2006 were insignificant. See further discussion in Note 16, "Stock Based Compensation and Other Incentive Plans."

Accounting Standards Issued and Not Yet Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. The FASB deferred the effective date of Statement No. 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not expect adoption of Statement No. 157 to have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Liabilities — Including an amendment of FASB Statement No. 115* ("Statement No. 159"). Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Statement No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company does not expect adoption of Statement No. 159 to have a material impact on the Company's financial position or results of operations.

2. Property Transactions

On September 28, 2007, the Company purchased coal reserves and surface rights in Illinois for $38.9 million. This property is adjacent to other properties owned by the Company and includes approximately 157 million tons of recoverable coal reserves. Of the total recoverable tons, approximately 134 million tons are owned, with the remainder controlled under long-term leases.

On June 29, 2007, the Company sold select assets and related liabilities associated with its Mingo Logan-Ben Creek mining complex in West Virginia for $43.5 million. For the years ended December 31, 2007, 2006 and 2005, the Company's Mingo Logan-Ben Creek operations contributed coal sales of 1.2 million, 4.0 million and 4.7 million tons, revenues of $75.1 million, $243.8 million and $261.5 million and income from operations of $9.1 million, $19.5 million and $15.2 million, respectively.

The Company recognized a net gain of $8.9 million in the year ended December 31, 2007 resulting from the sale of the Mingo Logan-Ben Creek complex. That amount has been reflected in other operating (income) expense, net in the accompanying Consolidated Statements of Income. This gain is net of accrued losses of $12.5 million on firm commitments to purchase coal through 2008 to supply below-market sales contracts that can no longer be sourced from the Company's operations and $4.9 million of employee-related payments, which were paid prior to December 31, 2007.

On December 31, 2005, the Company sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum. The three subsidiaries were Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company, which included the Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining operations. Included in the sale were a total of 455.0 million tons of reserves. For the year ended December 31, 2005, collectively, these subsidiaries sold 12.7 million tons of coal, had revenues of $509.8 million and incurred losses from operations of $8.3 million. As a result of the sale, Magnum acquired all of the assets and liabilities of the subsidiaries including various employee liabilities of idle union properties whose former employees were signatory to a UMWA contract.

The net book value of the subsidiaries sold was a net liability of $123.1 million, consisting of the following (in thousands):

Assets	
Current assets	$ 87,300
Property, plant, equipment	309,100
Other assets	3,800
Total assets	400,200
Liabilities	
Current liabilities	77,700
Accrued postretirement benefits other than pension	367,800
Accrued workers' compensation	15,400
Reclamation and mine closure	31,200
Other noncurrent liabilities	31,200
Total liabilities	523,300
Net liabilities	$123,100

The Company recognized a $7.5 million net gain in the fourth quarter of 2005 in conjunction with this transaction. The gain recorded by the Company included accrued losses of $65.4 million on firm commitments to purchase coal in 2006 to supply below-market sales contracts, which could no longer be sourced from the Company's operations as a result of the transaction. As the Company shipped coal to satisfy the below-market contracts, the liability was relieved against cost of coal sales. In addition, the Company recognized expenses of $8.7 million during 2006 related to the finalization of working capital adjustments to the purchase price, adjustments to estimated volumes associated with sales contracts acquired by Magnum and expense related to settlement accounting for pension plan withdrawals. See further discussion of the settlement in Note 13, "Employee Benefit Plans."

In accordance with the terms of the transaction, the Company paid $50.2 million to Magnum in 2006 to purchase coal and to offset certain ongoing operating expenses of Magnum. As of December 31, 2007 and 2006, the Company had a current receivable due from Magnum of $1.1 million and $8.5 million, respectively, included in other receivables on the accompanying Consolidated Balance Sheets.

In accordance with the Purchase Agreement, the Company agreed to various guarantees which are described in Note 20, "Guarantees."

On December 30, 2005, the Company completed a reserve swap with Peabody Energy Corp. ("Peabody") and sold to Peabody a rail spur, rail loadout and an idle office complex located in the Powder River Basin for a purchase price of $84.6 million. In the reserve swap, the Company exchanged 60.0 million tons of its coal reserves for a similar block of 60.0 million tons of coal reserves held by Peabody in order to facilitate more efficient mine plans for both companies. Due to the similarity of the exchanged reserves, the reserves received were recorded at the net book value of the reserves transferred. In conjunction with the transactions, the Company will continue to lease the rail spur and loadout and office facilities through September 2008 while it mines adjacent reserves. The Company recognized a gain of $46.5 million on the transaction, after the deferral of $7.0 million of the gain, equal to the present value of the lease payments. The deferred gain will be recognized over the term of the lease. See further discussion in Note 19, "Leases."

During the years ended December 31, 2007, 2006 and 2005, gains (losses) on other dispositions of property, plant and equipment were $8.9 million, $(0.6) million and $28.2 million, respectively. Included in the gain for 2007 was a gain of $8.4 million on the sales of non-strategic reserves in the Powder River Basin and Central Appalachia. Included in the gain for 2005 was a gain of $9.0 million on the sale of surface land rights at

the Company's Central Appalachian operations in West Virginia, a gain of $6.3 million on the assignment of the Company's rights and obligations on several parcels of land and a gain of $7.3 million on the sale of a dragline.

3. Accumulated Other Comprehensive Income

Other comprehensive income items under Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in accumulated other comprehensive income (loss):

	Financial Derivatives	Minimum Pension Liability Adjustments	Pension, Postretirement and Other Post-Employment Benefits	Available-for-Sale Securities	Accumulated Other Comprehensive Loss
			(In thousands)		
Balance January 1, 2005	$(15,635)	$(14,643)	$ —	$ 2,081	$(28,197)
2005 activity, before tax	22,652	(4,510)		13,931	32,073
2005 activity, tax effect	(8,834)	1,759	—	(5,433)	(12,508)
Balance December 31, 2005	(1,817)	(17,394)	—	10,579	(8,632)
2006 activity, before tax	(10,437)	24,914	—	(14,615)	(138)
2006 activity, tax effect	5,742	(9,973)	—	5,781	1,550
Statement No. 158 adoption	—	4,090	(22,502)	—	(18,412)
Statement No. 158 adoption, tax effect	—	(1,637)	8,100	—	6,463
Balance December 31, 2006	(6,512)	—	(14,402)	1,745	(19,169)
2007 activity, before tax	9,533	—	21,183	(4,398)	26,318
2007 activity, tax effect	(2,741)	—	(7,623)	1,583	(8,781)
Balance December 31, 2007	$ 280	$ —	$ (842)	$ (1,070)	$ (1,632)

As discussed in Note 1, "Accounting Policies" unrealized gains (losses) on derivatives that qualify for hedge accounting as cash flow hedges are recorded in other comprehensive income. Pension, postretirement and other post-employment benefits adjustments relate to changes in the funded status of various benefit plans, as discussed in Note 1, "Accounting Policies." The unrealized gains and losses on recording the Company's "available-for-sale" securities at fair value are recorded through other comprehensive income.

4. Investments

On July 31, 2006, the Company acquired a 33⅓% equity interest in Knight Hawk Holdings, LLC ("Knight Hawk"), a coal producer in the Illinois Basin, in exchange for $15.0 million in cash and approximately 30.0 million tons of coal reserves. The Company recognized a $10.3 million gain on the transaction, representing the difference between the fair market value of the reserves surrendered and their carrying value, less the amount of gain attributable to the ownership interest retained through the investment. This gain is reflected in other operating (income) expense, net on the accompanying Consolidated Statements of Income for the year ended December 31, 2006. The Company's income from its investment in Knight Hawk was $3.6 million and $2.1 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Company had an investment in Knight Hawk of $43.9 million and $41.9 million, respectively.

On August 23, 2006, the Company acquired a 25% equity interest in DKRW Advanced Fuels LLC ("DKRW"), a company engaged in developing coal-to-liquids facilities. In exchange, the Company agreed to extend DKRW's existing coal reserve purchase option, to cooperate with DKRW to secure coal reserves at fair

value for two additional coal-to-liquids projects outside of the Carbon Basin, and to invest $25.0 million in DKRW. In March 2007, DKRW issued additional interests of $25.0 million, of which the Company purchased $3.7 million. This transaction lowered the Company's equity interest to 24%. The Company's portion of DKRW's loss was $1.6 million and $0.1 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Company had an investment in DKRW of $26.9 million and $24.9 million, respectively.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which is accounted for on the equity method. DTA operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia used by the partners to transload coal. Financing for the facility was provided through $132.8 million of tax-exempt bonds issued by Peninsula Ports Authority of Virginia ("PPAV"). DTA leases the facility from PPAV for amounts sufficient to meet debt-service requirements. The Company retired its 17.5% share, or $23.2 million, of the bonds in the fourth quarter of 2005. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. The Company's portion of DTA's costs was $3.1 million, $2.0 million and $3.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the Company had an investment in DTA of $12.1 million and $13.4 million, respectively.

The fair value of investments in stock and other equity interests not accounted for under the equity method of accounting totaled $1.9 million and $6.6 million at December 31, 2007 and 2006, respectively.

5. Inventories

Inventories consist of the following:

	December 31	
	2007	2006
	(In thousands)	
Coal	$ 61,656	$ 49,608
Repair parts and supplies	116,129	80,218
	$177,785	$129,826

The repair parts and supplies are stated net of an allowance for slow-moving and obsolete inventories of $13.5 million and $15.4 million at December 31, 2007 and 2006, respectively.

The increase in repair parts and supplies is primarily the result of an increase in tire inventories and higher costs associated with materials and supplies.

6. Derivative Financial Instruments

Diesel fuel price risk management

The Company is exposed to price risk with respect to diesel fuel purchased for use in its operations. The Company uses forward physical purchase contracts and heating oil swaps and purchased call options to reduce volatility in the price of diesel fuel for its operations. The changes in the price of heating oil highly correlate to changes in the price of diesel fuel purchases being hedged. Accordingly, the derivatives qualify for hedge accounting and the changes in the fair value of the derivatives are recorded through other comprehensive income. At December 31, 2007, the Company held heating oil swaps and purchased call options protecting approximately 23% of its purchases for fiscal year 2008. The fair value of these positions was a current asset of $2.0 million at December 31, 2007 and a current asset of $0.4 million and a currently liability of $5.5 million at December 31, 2006.

Coal trading positions

The Company may sell or purchase forward contracts and options in the over-the-counter coal market for trading purposes. The Company recorded an asset for the fair value of these positions of $8.5 million at December 31, 2007. The timing of the estimated future realization of the value of the trading portfolio is 30% in 2008, 68% in 2009 and 2% in 2010. The Company had no trading positions outstanding at December 31, 2006.

Interest rate risk management

In the fourth quarter of 2005, the Company terminated certain interest rate swap agreements that at one time had been designated as a hedge of interest rate volatility on floating rate debt. The amounts that had been deferred in accumulated other comprehensive income were amortized as additional expense over the contractual terms of the swap agreements prior to their termination. For the year ended December 31, 2005, the Company recognized $2.3 million of unrealized losses related to these swaps. For the years ended December 31, 2007, 2006 and 2005, the Company recognized $1.9 million, $4.8 million and $7.7 million of expense, respectively, related to the amortization of the balance in other comprehensive income.

7. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:

	December 31	
	2007	2006
	(In thousands)	
Payroll and employee benefits	$ 48,990	$ 50,741
Taxes other than income taxes	77,810	73,235
Workers' compensation	6,973	7,844
Interest	33,478	33,151
Asset retirement obligations	4,530	11,111
Other accrued expenses	17,094	14,664
	$188,875	$190,746

8. Income Taxes

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The tax years 1998 and 2003 through 2007 remain open to examination for U.S. federal income tax matters and 2003 through 2007 remain open to examination for various state income tax matters.

Significant components of the provision for (benefit from) income taxes are as follows:

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Current:			
Federal	$ 3,687	$ 1,213	$(13,703)
State	—	—	—
Total current	3,687	1,213	(13,703)
Deferred:			
Federal	(20,090)	22,700	(22,843)
State	(3,447)	(16,263)	1,896
Total deferred	(23,537)	6,437	(20,947)
	$(19,850)	$ 7,650	$(34,650)

A reconciliation of the statutory federal income tax expense on the Company's pretax income to the actual provision for (benefit from) income taxes follows:

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Income tax expense at statutory rate	$ 54,278	$ 94,003	$ 1,216
Percentage depletion allowance	(36,028)	(38,754)	(34,752)
State taxes, net of effect of federal taxes	569	1,576	(3,805)
Change in valuation allowance	(38,681)	(49,129)	(6,138)
Termination of interest rate swaps	—	—	5,049
Other, net	12	(46)	3,780
	$(19,850)	$ 7,650	$(34,650)

In 2007 and 2006, compensatory stock options and other equity based compensation awards were exercised resulting in a tax benefit of $5.6 million and $7.7 million, respectively that will be recorded to paid-in capital at such point in time when a cash tax benefit is recognized. During 2005, compensatory stock options were exercised resulting in a tax benefit of $11.6 million that was recorded to paid-in capital.

During 2006, the tax effect of the adoption of EITF 04-6 relating to the accounting for advanced stripping costs was a $16.7 million benefit that was recorded to retained earnings.

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31	
	2007	2006
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$154,222	$ 179,705
Plant and equipment	104,774	103,906
Alternative minimum tax credit carryforwards	98,900	86,148
Reclamation and mine closure	42,790	38,314
Workers' compensation	19,633	20,245
Advance royalties	17,766	16,816
Postretirement benefits other than pension	16,357	15,689
Other	58,094	74,337
Gross deferred tax assets	512,536	535,160
Valuation allowance	(69,326)	(114,034)
Total deferred tax assets	443,210	421,126
Deferred tax liabilities:		
Deferred development	57,884	28,055
Investment in tax partnerships	56,209	57,917
Other	13,769	19,593
Total deferred tax liabilities	127,862	105,565
Net deferred tax asset	315,348	315,561
Less current asset	18,789	51,802
Long-term deferred tax asset	$296,559	$ 263,759

The Company has net operating loss carryforwards for regular income tax purposes of $154.2 million at December 31, 2007 that will expire from 2008 to 2027. The Company has an alternative minimum tax credit carryforward of $98.9 million at December 31, 2007, which has no expiration date and can be used to offset future regular tax in excess of the alternative minimum tax.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. The valuation allowance decreased $44.7 million during 2007 and $49.1 million during 2006, due to a change in management's assessment of the ability of the Company to realize its deferred tax assets. Of the 2007 decrease, $2.6 million was allocated to paid in capital associated with the exercise of compensatory stock options. Of the total valuation allowance at December 31, 2007, $3.9 million pertains to deferred tax benefits associated with the exercise of compensatory stock options and will be allocated to paid in capital when recognized.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$3,207
Additions based on tax positions related to the current year	1,255
Additions for tax positions of prior years	133
Reductions for tax positions of prior years	(284)
Settlements	(241)
Balance at December 31, 2007	$4,070

If recognized, $3.3 million of the gross unrecognized tax benefits at December 31, 2007 would affect the effective tax rate. Gross unrecognized tax benefits totaling $2.2 million are expected to be reduced in the next 12 months due to the expiration of the statute of limitations.

The Company's treatment of the acquisition of the coal operations of Atlantic Richfield Company ("ARCO") and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture is currently under review by the IRS. The Company has recognized a deferred tax asset related to its investment in Arch Western under FIN 48, but the outcome of the review could result in adjustments to the basis of the partnership assets. The outcome of the negotiations is uncertain, however, it is possible the Company could be required to decrease its deferred income tax assets in an amount up to $25.0 million.

9. Debt and Financing Arrangements

Debt consists of the following:

	December 31	
	2007	2006
	(In thousands)	
Commercial paper	$ 74,959	$ —
Indebtedness to banks under credit facilities, expiring in 2011	250,816	192,300
6.75% senior notes ($950.0 million face value) due July 1, 2013	957,514	958,881
Promissory note due 2009	8,450	11,624
Other	11,454	10,975
	1,303,193	1,173,780
Less current maturities	217,614	51,185
Long-term debt	$1,085,579	$1,122,595

On August 15, 2007, the Company entered into a commercial paper placement program, as amended, to provide short-term financing at rates that are generally lower than the rates available under the revolving credit facility. Under the program, the Company may sell up to $75.0 million in interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. The commercial paper placement program is supported by a $75.0 million revolving credit facility with a maturity date of June 7, 2008. As of December 31, 2007, the weighted-average interest rate of the Company's outstanding commercial paper was 5.08% and maturity dates ranged from 2 to 81 days.

The Company has a secured revolving credit facility that allows for up to $800.0 million in borrowings. Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to the Company's leverage ratio, as calculated in accordance with the credit agreement. The Company's credit facility is secured by substantially all of its assets as well as its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. As of December 31, 2007 and

2006, borrowings of $160.0 million and $103.1 million, respectively, were outstanding under the credit facility. At December 31, 2007, the Company had $640.0 million of unused borrowings under the revolver. As of December 31, 2007, the weighted-average interest rate of the Company's outstanding borrowings under the credit facility was 6.30%. Commitment fees, ranging from 0.20% to 0.375% per annum, are payable on the average unused daily balance of the revolving credit facility. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit. As of December 31, 2007, the Company was not restricted by financial covenants. .

On February 10, 2006, the Company established an accounts receivable securitization program of up to $150.0 million that expires on February 3, 2011, as amended. Under the program, the Company's eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The entity through which these receivables are sold is consolidated into the Company's financial statements. The Company may borrow and draw letters of credit against the facility, and pays facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our leverage ratio, as defined in the amendment. The average cost of borrowing in effect as of December 31, 2007 was 5.79%. As of December 31, 2007 and 2006, borrowings of $90.8 million and $89.2 million, respectively, were outstanding under the program. At December 31, 2007, the Company had no available borrowing capacity under the program.

The senior notes were issued by the Company's subsidiary, Arch Western Finance LLC ("Arch Western Finance"), under an indenture dated June 25, 2003. The senior notes are guaranteed by Arch Western and certain of its subsidiaries and are secured by a security interest in loans made to Arch Coal by Arch Western. The terms of the senior notes contain restrictive covenants that limit Arch Western's ability to, among other things, incur additional debt, sell or transfer assets, and make certain investments. Arch Western Finance issued $250.0 million of the Senior Notes at a premium of 104.75% of par. The premium is being amortized over the life of the bonds.

The promissory note was discounted at its issuance to its present value using a rate of 7.0%. The face amount of the promissory note of $9.0 million at December 31, 2007 is payable in quarterly installments of $1.0 million through July 2008 and $1.5 million from October 2008 through July 2009.

Aggregate maturities of debt are $217.6 million in 2008, $4.4 million in 2009, $0 in 2010, $123.7 million in 2011, $0 in 2012 and $957.5 million thereafter.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, acquire or dispose of assets and borrow additional funds. The terms also require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company complied with all financial covenants at December 31, 2007.

10. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: At December 31, 2007 and 2006, the carrying amounts of cash and cash equivalents approximate fair value.

Investments: See Note 4, "Investments" for the fair value of investments in stock and other equity interests.

Debt: At December 31, 2007 and 2006, the fair value of the Company's senior notes and other long-term debt, including amounts classified as current, was $1,276.9 million and $1,165.4 million, respectively.

Derivatives: See Note 6, "Derivative Financial Instruments" for the fair value of the Company's derivative instruments.

11. Asset Retirement Obligations

The Company's asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company's mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at underground mines, and reclaiming refuse areas and slurry ponds.

The Company accounts for its reclamation obligations in accordance with Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations.* The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of the amount and timing of costs. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.

The following table describes the changes to the Company's asset retirement obligations for the years ended December 31:

	2007	2006
	(In thousands)	
Balance at January 1 (including current portion)	$216,641	$177,408
Accretion expense	18,585	15,426
Reductions resulting from property disposals	(6,897)	—
Adjustments to the liability from changes in estimates	(945)	27,834
Liabilities settled	(2,863)	(4,027)
Balance at December 31	224,521	216,641
Current portion included in accrued expenses	(4,530)	(11,111)
Noncurrent liability	$219,991	$205,530

The adjustments from changes in estimates during the year ended December 31, 2006 resulted from changes in estimates of the timing of asset retirement costs and an increase in the cost estimates, primarily consumables such as tires.

As of December 31, 2007, the Company had $171.1 million in surety bonds outstanding and $306.4 million in self-bonding to secure reclamation obligations.

12. Accrued Workers' Compensation

The Company is liable under the Federal Mine Safety and Health Act of 1969, as subsequently amended, to provide for pneumoconiosis (occupational disease) benefits to eligible employees, former employees, and dependents. The Company is also liable under various states' statutes for occupational disease benefits. The Company currently provides for federal and state claims principally through a self-insurance program. The occupational disease benefit obligation is determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service.

In addition, the Company is liable for workers' compensation benefits for traumatic injuries that are accrued as injuries are incurred. Traumatic claims are either covered through self-insured programs or through state-sponsored workers' compensation programs.

Workers' compensation expense consists of the following components:

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Self-insured occupational disease benefits:			
Service cost	$ 1,310	$ 1,014	$ 1,159
Interest cost	998	959	1,852
Net amortization	(1,688)	(1,952)	(3,793)
Total occupational disease	620	21	(782)
Traumatic injury claims and assessments	10,055	8,552	20,196
Total workers' compensation expense	$10,675	$ 8,573	$19,414

Net amortization represents the systematic recognition of actuarial gains or losses over a five-year period.

The reconciliation of changes in the benefit obligation of the occupational disease liability is as follows:

	December 31	
	2007	2006
	(In thousands)	
Beginning of year obligation	$19,035	$16,907
Service cost	1,310	1,014
Interest cost	998	959
Actuarial (gain) loss	(3,558)	560
Benefit and administrative payments	(322)	(405)
Net obligation at end of year	$17,463	$19,035

At December 31, 2007 and 2006, accumulated gains of $9.1 million and $7.3 million, respectively, were not yet recognized in occupational disease cost and were recorded in accumulated other comprehensive income. The accumulated gain that will be amortized from accumulated other comprehensive income into occupational disease cost in 2008 is $1.4 million.

The following table provides the assumptions used to determine the projected occupational disease obligation:

	Year Ended December 31		
	2007	2006	2005
Weighted average assumptions:			
Discount rate	6.50%	5.90%	5.80%
Cost escalation rate	3.00%	3.00%	3.00%

Summarized below is information about the amounts recognized in the accompanying Consolidated Balance Sheets for workers' compensation benefits:

	December 31	
	2007	2006
	(In thousands)	
Occupational disease costs	$17,463	$19,035
Traumatic and other workers' compensation claims	30,581	32,464
Total obligations	48,044	51,499
Less amount included in accrued expenses	6,973	7,844
Noncurrent obligations	$41,071	$43,655

As of December 31, 2007, the Company had $61.0 million in surety bonds and letters of credit outstanding to secure workers' compensation obligations.

13. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company has funded and unfunded non-contributory defined benefit pension plans covering certain of its salaried and hourly employees. Benefits are generally based on the employee's age and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. federal income tax purposes.

A plan settlement occurred in the second quarter of 2006 because of plan withdrawals from the defined benefit pension plan primarily associated with the disposition of certain of the Company's subsidiaries to Magnum discussed in Note 2 "Property Transactions." The settlement resulted in an expense of $3.2 million during the year ended December 31, 2006, of which $1.9 million is reflected in other operating (income) expense and the remainder in cost of coal sales in the accompanying Consolidated Statements of Income. The settlement also triggered a remeasurement of the plan obligations as of June 30, 2006.

The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's current funding policy is to fund the cost of all postretirement benefits as they are paid.

During 2007, the postretirement benefit plans were amended to improve benefits to participants. As a result of the amendment, annual retiree contribution increases have been limited so as not to exceed 25% of the previous year's total contribution. Prior to the amendment, all medical cost increases were passed on to the retirees and had no impact on the plan.

During 2005, the postretirement benefit plans were amended to improve benefits to participants. In addition, as discussed in Note 2, "Property Transactions," the Company sold three of its subsidiaries with operations in Central Appalachia on December 31, 2005, along with the related postretirement benefit obligations. This disposition constituted a settlement of the Company's postretirement benefit obligation and a loss of $59.2 million was recognized.

Obligations and Funded Status. Summaries of the changes in the benefit obligations, plan assets and funded status of the plans are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
	(In thousands)			
CHANGE IN BENEFIT OBLIGATIONS				
Benefit obligations at January 1	$231,234	$234,635	$ 53,242	$ 65,034
Service cost	12,791	9,676	2,796	4,673
Interest cost	13,197	12,806	3,050	3,609
Plan amendments	—	—	8,787	—
Settlements	—	(28,887)	—	—
Benefits paid	(13,281)	(4,471)	(2,776)	(1,432)
Other-primarily actuarial (gain) loss	(9,313)	7,475	(3,157)	(18,642)
Benefit obligations at December 31	$234,628	$231,234	$ 61,942	$ 53,242
CHANGE IN PLAN ASSETS				
Value of plan assets at January 1	$216,061	$209,974	$ —	$ —
Actual return on plan assets	27,382	20,124	—	—
Settlements	—	(28,887)	—	—
Employer contributions	2,706	19,321	2,776	1,432
Benefits paid	(13,281)	(4,471)	(2,776)	(1,432)
Value of plan assets at December 31	$232,868	$216,061	$ —	$ —
Accrued benefit cost	$ (1,760)	$ (15,173)	$(61,942)	$(53,242)
ITEMS NOT YET RECOGNIZED AS A COMPONENT OF NET PERIODIC BENEFIT COST				
Prior service credit (cost)	$ (232)	$ 36	$(22,074)	$(14,950)
Accumulated gain (loss)	(3,390)	(29,959)	15,261	15,121
	$ (3,622)	$ (29,923)	$ (6,813)	$ 171
BALANCE SHEET AMOUNTS				
Noncurrent asset	$ 7,307	$ —	$ —	$ —
Current liability	$ (538)	$ (673)	$ (2,761)	$ (3,425)
Noncurrent liability	$ (8,529)	$ (14,500)	$(59,181)	$(49,817)
	$ (1,760)	$ (15,173)	$(61,942)	$(53,242)

Pension Benefits

The accumulated benefit obligation for all pension plans was $223.3 million and $220.3 million at December 31, 2007 and 2006, respectively. The accumulated benefit obligation differs from the benefit obligation in that it includes no assumption about future compensation levels.

The benefit obligation and the accumulated benefit obligation for the Company's unfunded pension plan were $9.1 million and $8.3 million, respectively, at December 31, 2007.

The prior service credit and net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $(0.2) million and $2.5 million, respectively.

Other Postretirement Benefits

The prior service cost and net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $3.5 million and $(3.1) million, respectively.

The postretirement plan amendment relates to the enhancement of benefits to employees discussed above, which also resulted in the increase in the unrecognized prior service cost.

Components of Net Periodic Benefit Cost. The following table details the components of pension and other postretirement benefit costs.

Year Ended December 31,	Pension Benefits 2007	Pension Benefits 2006	Pension Benefits 2005	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006	Other Postretirement Benefits 2005
			(In thousands)			
Service cost	$ 12,791	$ 9,676	$ 11,072	$ 2,796	$ 4,673	$ 5,592
Interest cost	13,197	12,806	12,655	3,050	3,609	31,866
Expected return on plan assets*	(17,324)	(16,256)	(15,944)	—	—	—
Amortization of prior service cost (credit)	(269)	(294)	(313)	1,663	1,547	(479)
Amortization of other actuarial losses (gains)	7,198	7,305	7,706	(3,014)	626	26,361
Settlements	—	3,150	—	—	—	59,195
Net benefit cost	$ 15,593	$ 16,387	$ 15,176	$ 4,495	$10,455	$122,535

* The Company does not fund its other postretirement liabilities.

Assumptions. The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31.

	Pension Benefits 2007	Pension Benefits 2006	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006
Weighted average assumptions:				
Discount rate	6.50%	5.90%	6.50%	5.90%
Rate of compensation increase	3.39%	3.39%	N/A	N/A

The following table provides the assumptions used to determine net periodic benefit cost for years ended December 31.

	Pension Benefits 2007	Pension Benefits 2006	Pension Benefits 2005	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006	Other Postretirement Benefits 2005
Weighted average assumptions:						
Discount rate	5.90%	5.80%/6.40%	6.00%	5.90%	5.80%	6.00%
Rate of compensation increase	3.39%	3.50%	3.50%	N/A	N/A	N/A
Expected return on plan assets	8.50%	8.25%	8.50%	N/A	N/A	N/A

Due to the pension plan settlement in 2006 noted above, the Company remeasured the plan obligations as of June 30, 2006 and changed the discount rate to 6.40% for the second half of 2006. The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of its return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company's pension committee (the "Pension Committee"). The risk assessment provides a link between a

pension's risk capacity, management's willingness to accept investment risk and the asset allocation process, which ultimately leads to the return generated by the invested assets. For the determination of net periodic benefit cost in 2008, the Company will utilize an expected rate of return of 8.50%.

The health care cost trend rate assumed for 2008 is 13% and is expected to reach an ultimate trend rate of 5% by the year 2014. A one-percentage-point increase in the health care cost trend rate would have increased the postretirement benefit obligation at December 31, 2007 by $1.4 million. A one-percentage-point decrease in the health care cost trend rate would have decreased the postretirement benefit obligation at December 31, 2007 by $0.6 million. The effect of these changes would have had an insignificant impact on the net periodic postretirement benefit costs

Plan Assets. The Company's pension plan weighted average asset allocations by asset category are as follows:

	December 31	
	2007	2006
Equity securities	73%	72%
Debt securities	23%	23%
Cash and equivalents	4%	5%
Total	100%	100%

The Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring appropriate asset allocations and for selecting or replacing investment managers, trustees and custodians. The pension plan's current investment targets are 65% equity, 30% fixed income securities and 5% cash. The Pension Committee reviews the actual asset allocation in light of these targets on a periodic basis and rebalances among investments as necessary. The Pension Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

Cash Flows. The Company expects to make contributions of $2.5 million to its pension plans in 2008.

The following represents expected future benefit payments, which reflect expected future service, as appropriate:

	Pension Benefits	Other Postretirement Benefits
	(In thousands)	
2008	$ 16,360	$ 2,763
2009	17,950	4,400
2010	19,633	4,748
2011	20,719	5,139
2012	22,518	5,447
Years 2013-2017	126,197	31,690
	$223,377	$54,187

Multi-employer Pension and Benefit Plans

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal

tax on coal production) commencing in 1995. Since the sale of the Central Appalachia operations sold in the fourth quarter of 2005 to Magnum, the Company reimburses Magnum for premiums related to the retirees of those operations. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded expense of $1.5 million, $1.1 million and $3.4 million in the years ended December 31, 2007, 2006 and 2005, respectively, for premiums pursuant to the Benefit Act.

The Company was a party to a lawsuit against the UMWA combined benefit fund associated with the Central Appalachia operations sold in the fourth quarter of 2005. The lawsuit contested premium calculations that involved the assignment of retiree benefits by the Social Security Administration to the signatory companies. During the year ended December 31, 2007, the litigation was resolved in favor of the signatory companies to the combined benefit fund and the Company recognized income of $3.8 million, of which $3.4 million is included as a reduction in cost of coal sales and $0.4 million is included in interest income in the accompanying Consolidated Statements of Income.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's expense representing its contributions to the plans was $14.5 million, $13.4 million and $12.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Capital Stock

On March 14, 2006, the Company filed a registration statement on Form S-3 with the SEC. The registration statement allows the Company to offer, from time to time, an unlimited amount of debt securities, preferred stock, depositary shares, purchase contracts, purchase units, common stock and related rights and warrants.

Common Stock

On May 15, 2006, the Company completed a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. All share and per share amounts for the year ended December 31, 2005 reflect the split.

Preferred Stock

Dividends on the Company's 5% Perpetual Cumulative Convertible Preferred Stock ("Preferred Stock") are cumulative and payable quarterly at the annual rate of 5% of the liquidation preference. Each share of the Preferred Stock is convertible, under certain conditions, into 4.797 shares of the Company's common stock. During 2007 and 2006, 58,890 and 6,737 shares, respectively, of preferred stock were converted to common stock. On December 1, 2005, the Company issued a tender offer and accepted for conversion on December 31, 2005 2,724,418 shares of Preferred Stock which were converted to 13,308,238 shares of common stock, including a conversion premium of 0.0220 shares. The Company recognized a dividend on the Preferred Stock associated with the tender offer in the amount of $9.5 million, representing the difference in the fair market value of the shares issued in conversion and those convertible pursuant to the original conversion terms.

The Company announced in December 2007 that it would redeem on February 1, 2008 any shares of preferred stock outstanding at that date at a redemption price of $50.00 per share plus accumulated and unpaid dividends.

Stock Repurchase Plan

In September 2006, the Company's Board of Directors authorized a share repurchase program, replacing a program that had been adopted in 2001, for the purchase of up to 14,000,000 shares of the Company's

common stock. At December 31, 2007, 12,437,600 million shares of common stock were available for repurchase under the plan. No purchases were made under the plan during 2007. During 2006, the Company purchased and retired 1,562,400 shares of common stock for $43.9 million at an average cost of $28.08 per share. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. During 2006 and 2005, 168,400 and 546,000 treasury shares, respectively, that were purchased under the former plan were contributed to the pension plans.

15. Stockholder Rights Plan

Under a stockholder rights plan, preferred share purchase rights ("Preferred Purchase Rights") entitle their holders to purchase two hundredths of a share of a series of junior participating preferred stock at an exercise price of $42 per share. The Preferred Purchase Rights are exercisable only when a person or group (an "Acquiring Person") acquires 20% or more of the Company's common stock or if a tender or exchange offer is announced which would result in ownership by a person or group of 20% or more of the Company's common stock. In certain circumstances, the Preferred Purchase Rights allow the holder (except for the Acquiring Person) to purchase the Company's common stock or voting stock of the Acquiring Person at a discount. The Board of Directors has the option to allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

16. Stock Based Compensation and Other Incentive Plans

The Company's Stock Incentive Plan (the "Incentive Plan") reserved 18,000,000 shares of the Company's common stock for awards to officers and other selected key management employees of the Company. The Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elects to pay out in cash do not count against the 18,000,000 shares authorized in the Incentive Plan. The Incentive Plan calls for the adjustment of shares awarded under the plan in the event of a split.

As of December 31, 2007, the Company had stock options, restricted stock, restricted stock units and performance contingent phantom stock awards outstanding under the Incentive Plan.

Stock Options

Stock options are generally subject to vesting provisions of at least one year from the date of grant and are granted at a price equal to 100% of the closing market price of the Company's common stock on the date of grant. Information regarding stock option activity under the Incentive Plan follows for the year ended December 31, 2007:

	Common Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Average Contract Life
	(In thousands)		(In thousands)	
Options outstanding at January 1	2,273	$10.58		
Granted	891	33.01		
Exercised	(510)	10.02		
Canceled	(8)	26.19		
Options outstanding at December 31	2,646	18.20	$52,554	5.91
Options exercisable at December 31	1,731	10.43	47,875	4.20

The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $14.9 million, $21.2 million and $46.1 million, respectively.

Information regarding changes in stock options outstanding and not yet vested and the related grant-date fair value under the Incentive Plan follows for the year ended December 31, 2007:

	Common Shares (In thousands)	Weighted Average Grant-Date Fair Value
Unvested options at January 1	70	$ 9.94
Granted	891	14.37
Vested	(41)	8.18
Canceled	(5)	14.12
Unvested options at December 31	915	14.07

Compensation cost of stock option grants is recognized straight-line over the options' vesting periods. Subsequent to adoption of Statement 123R, compensation expense related to stock options for the years ended December 31, 2007 and 2006 was $3.8 million and $1.5 million, respectively. As of December 31, 2007, there was $8.4 million of unrecognized compensation cost related to the unvested stock options. The total grant-date fair value of options vested during the years ended December 31, 2007, 2006 and 2005 was $0.3 million, $4.0 million and $5.9 million, respectively. The options' fair value was determined using the Black-Scholes option pricing model. Expected volatilities are based on historical stock price movement and other factors. The expected life of the option was determined based on the midpoint between the vesting date and the end of the contractual term of the option. Substantially all stock options granted vest ratably over three years. The majority of the cost relating to the stock-based compensation plans is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income.

Information regarding granted options follows:

	Year Ended December 31		
	2007	2006	2005
Weighted average grant-date fair value per share of options granted	$14.37	$13.53	$8.45
Assumptions (weighted average):			
Risk-free interest rate	4.70%	4.75%	3.70%
Expected dividend yield	0.7%	0.7%	0.9%
Expected volatility	39.5%	40.7%	51.1%
Expected life (in years)	6.0	5.0	5.0

Prior to the adoption of Statement No. 123R, the Company accounted for its stock options under the intrinsic value method prescribed by APB 25 and related interpretations as permitted by Statement No. 123. The following table reflects the pro forma disclosure of net income available to common stockholders and earnings per common share as required by Statement No. 123. Had compensation expense for stock option grants been determined based on the fair value at the grant dates for year ended December 31, 2005, the

Company's net income available to common stockholders and earnings per common share would have been as follows (in thousands, except per share data):

Net income available to common stockholders, as reported	$ 22,544
Add:	
Stock-based employee compensation included in reported net income, net of related tax effects	12,768
Deduct:	
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,894)
Pro forma net income available to common stockholders	$ 18,418
Earnings per common share:	
Basic earnings per common share — as reported	$ 0.18
Basic earnings per common share — pro forma	0.14
Diluted earnings per common share — as reported	0.17
Diluted earnings per common share — pro forma	0.14

Restricted Stock and Restricted Stock Unit Awards

The Company may issue restricted stock and restricted stock units, which require no payment from the employee. Restricted stock cliff-vests at various dates and restricted stock units typically vest ratably over three years. Compensation expense is based on the fair value on the grant date and is recorded ratably over the vesting period. During the vesting period, the employee receives cash compensation equal to the amount of dividends that would have been paid on the underlying shares.

Information regarding restricted stock and restricted stock unit activity and weighted average grant-date fair value follows for the year ended December 31, 2007:

	Restricted Stock		Restricted Stock Units	
	Common Shares (In thousands)	Weighted Average Grant-Date Fair Value	Common Shares (In thousands)	Weighted Average Grant-Date Fair Value
Outstanding at January 1	86	$26.20	250	$16.98
Granted	31	33.27	—	—
Vested	(5)	31.61	(111)	17.70
Outstanding at December 31	112	27.95	139	16.41

The weighted average fair value of restricted stock granted during 2006 and 2005 was $36.73 and $23.01, respectively. The weighted average fair value of restricted stock units granted during 2006 and 2005 was $37.77 and $22.27, respectively. The total grant-date fair value of restricted stock that vested during 2007 and 2006 was $0.1 million and $0.3 million, respectively. The total grant-date fair value of restricted stock units that vested during 2007, 2006 and 2005 was $2.0 million, $1.7 million and $1.4 million, respectively. Unearned compensation of $2.0 million will be recognized over the remaining vesting period of the outstanding restricted stock and restricted stock units. The Company recognized expense of approximately $1.8 million, $2.0 million and $2.2 million related to restricted stock and restricted stock units for the years ended December 31, 2007, 2006 and 2005, respectively.

Performance-Contingent Phantom Stock Awards

The Company awarded performance-contingent phantom stock to 11 of its executives in the third quarter of 2005. The awards allow participants to earn up to an aggregate of 505,200 units, to be paid out in a

combination of cash and stock upon attainment of certain levels of stock price and EBITDA, as defined by the Company. Under Statement No. 123R, the cash portion of the plan is accounted for as a liability, based on the estimated payout under the awards. The stock portion is recorded utilizing the grant-date fair value of the award, based on a lattice model valuation. During the year ended December 31, 2007, certain of the stock price and EBITDA performance measurements were satisfied under the plan, and the Company issued 180,997 shares of common stock and paid cash of $2.6 million under the awards. As of December 31, 2007, a maximum of 252,600 remain available, and the Company expects the majority to be paid out in the first quarter of 2008. The Company recognized $1.4 million, $7.9 million and $4.5 million of expense under this award in the years ended December 31, 2007, 2006 and 2005, respectively. The expense is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income.

On January 14, 2004, the Company granted an award of 441,532 shares of performance-contingent phantom stock that vested in the event the Company's stock price reached an average pre-established price over a period of 20 consecutive trading days within five years following the date of grant. On March 3, 2005, the price contingency discussed above was met, and the award was paid in a combination of Company stock ($7.3 million) and cash ($2.6 million). As such, the Company recognized a $9.9 million charge as a component of selling, general and administrative expense ($9.1 million) and cost of coal sales ($0.8 million) in the accompanying Consolidated Statements of Income.

Deferred Compensation Plan

The Company maintains a deferred compensation plan that allows eligible employees to defer receipt of compensation until the dates elected by the participant. Participants in the plan may defer up to 85% of their base salaries and up to 100% of their annual incentive awards. The plan also allows participants to defer receipt of up to 100% of the shares under any restricted stock unit or performance-contingent stock awards. The amounts deferred are invested in cash accounts that mirror the gains and losses of a number of different investment funds, including a hypothetical investment in shares of the Company's common stock. Participants are always vested in their deferrals to the plan and any related earnings. The Company has established a grantor trust to fund the obligations under the plan. The trust has purchased corporate-owned life insurance to offset these obligations. The policies are recorded at their net cash surrender values and totaled $21.5 million and $17.4 million at December 31, 2007 and 2006, respectively. The net gain recognized on these policies for the years ended December 31, 2007, 2006 and 2005 was $1.2 million, $1.9 million and $0.7 million, respectively. The participants have an unsecured contractual commitment by the Company to pay the amounts due under the plan. Any assets placed in trust by the Company to fund future obligations of the plan are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of the company as to their deferred compensation in the plans.

Under the plan, the Company credits each participant's account with the number of units equal to the number of shares or units that the participant could purchase or receive with the amount of compensation deferred under the plan on the date the participant's account is credited, based upon the fair market value of the underlying investment on that date. The amount the Company will pay will be based on the number of units credited to each participant's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on the date the payment occurs. The liability under the plan was $30.7 million at December 31, 2007 and $21.5 million at December 31, 2006. The Company's (income) expense related to changes in the value of the units credited to each participant's account was $5.7 million, $(1.5) million and $6.5 million in 2007, 2006 and 2005, respectively.

17. Risk Concentrations

Credit Risk and Major Customers

The Company has a formal written credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is

extended based on an evaluation of the customer's financial condition. Collateral is not generally required, unless credit cannot be established. Credit losses are provided for in the financial statements and historically have been minimal.

The Company markets its coal principally to electric utilities in the United States. Sales to customers in foreign countries were $196.7 million, $162.5 million and $166.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, accounts receivable from electric utilities located in the United States totaled $171.8 million and $159.7 million, respectively, or 75% and 76% of total trade receivables for 2007 and 2006, respectively.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 135.0 million tons of coal in 2007. Approximately 73.6% of this tonnage (representing 73.6% of the Company's revenue) was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $6.59 to $91.17 per ton. Long-term contracts ranged in remaining life from one to 10 years. Some of these contracts include pricing which is above current market prices. Sales (including spot sales) to our largest customer, TVA, were $336.4 million, $317.8 million and $306.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Third-Party Sources of Coal

The Company uses independent contractors to mine coal at certain mining complexes. The Company also purchases coal from third parties that it sells to customers. Factors beyond the Company's control could affect the availability of coal produced for or purchased by the Company. Disruptions in the quantities of coal produced for or purchased by the Company could impair its ability to fill customer orders or require it to purchase coal from other sources at prevailing market prices in order to satisfy those orders.

Transportation

The Company depends upon barge, rail, truck and belt transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company's ability to supply coal to its customers, resulting in decreased shipments. In the past, disruptions in rail service have resulted in missed shipments and production interruptions.

18. Earnings per Common Share

The following table reconciles basic and diluted weighted average shares outstanding. All share amounts for the year ended December 31, 2005 reflect the two-for-one split.

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Basic weighted average shares outstanding	142,518	142,770	127,304
Effect of common stock equivalents under Incentive Plan	1,068	1,342	1,914
Effect of common stock equivalents arising from Preferred Stock	433	700	722
Diluted weighted average shares outstanding	144,019	144,812	129,940

For the year ended December 31, 2005, 13,070,000 shares, representing the common stock conversion equivalent of the Preferred Stock converted on December 31, 2005, and $15.6 million, representing the related

dividends and conversion inducement, were excluded from the diluted earnings per common share calculation because their effect was anti-dilutive.

19. Leases

The Company leases equipment, land and various other properties under non-cancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. Rental expense related to these operating leases amounted to $37.2 million in 2007, $28.8 million in 2006 and $31.8 million in 2005. In addition, the Company enters into various non-cancelable royalty lease agreements under which future minimum payments are due. Royalty expense, including production royalties, was $204.7 million, $201.1 million and $179.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Minimum payments due in future years under these agreements in effect at December 31, 2007 are as follows:

	Operating Leases	Royalties
	(In thousands)	
2008	$ 30,612	$ 22,380
2009	30,170	22,524
2010	27,302	21,902
2011	23,424	20,804
2012	18,414	4,631
Thereafter	43,981	18,833
	$173,903	$111,074

At December 31, 2007 and 2006, the Company had deferred gains of $5.2 million and $10.0 million, respectively, associated with sales of certain assets in which it has continuing involvement in the form of leases. The deferred gains are included as other current liabilities and other noncurrent liabilities in the accompanying Consolidated Balance Sheets. The remaining deferred gains will be recognized over the remaining term of the leases, as follows: $3.0 million in 2008, $1.0 million in 2009 and a total of $1.2 million from 2010 through 2012.

As of December 31, 2007, certain of the Company's lease obligations were secured by outstanding surety bonds totaling $45.2 million.

20. Guarantees

The Company has agreed to continue to provide surety bonds and letters of credit for reclamation and retiree healthcare obligations of Magnum related to the properties the Company sold to Magnum on December 31, 2005 in order to facilitate an orderly transition. The Purchase Agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. At December 31, 2007, the Company had $92.0 million of surety bonds related to properties sold to Magnum.

Magnum also acquired certain coal supply contracts with customers who have not consented to the assignment of the contract from the Company to Magnum. The Company has committed to purchase coal from Magnum to sell to those customers at the same price it is charging the customers for the sale. In addition, certain contracts have been assigned to Magnum, but the Company has guaranteed Magnum's performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to

23. Quarterly Financial Information (Unaudited)

Quarterly financial data for the years ended December 31, 2007 and 2006 is summarized below:

	March 31	June 30 (a)	September 30 (a)	December 31 (a)
		(In thousands, except per share data)		
2007:				
Coal sales	$571,349	$598,745	$599,151	$644,399
Gross profit	64,399	58,331	64,089	96,478
Income from operations	50,863	53,850	49,824	75,080
Net income available to common stockholders	28,680	37,483	27,227	81,320
Basic earnings per common share	0.20	0.26	0.19	0.57
Diluted earnings per common share	0.20	0.26	0.19	0.56

	March 31 (b)(c)	June 30 (b)(c)	September 30 (b)(c)(d)	December 31 (b)(c)
		(In thousands, except per share data)		
2006:				
Coal sales	$634,553	$637,476	$610,045	$618,357
Gross profit	105,782	113,867	81,946	80,660
Income from operations	94,137	99,848	82,201	60,481
Net income available to common stockholders	60,624	69,593	50,825	79,511
Basic earnings per common share(e)	0.43	0.49	0.35	0.56
Diluted earnings per common share(e)	0.42	0.48	0.35	0.55

(a) On June 29, 2007, the Company sold select assets and related liabilities associated with its Mingo Logan-Ben Creek mining complex in West Virginia for $43.5 million. The Company recognized a net gain of $8.1 million and $1.1 million in the second and third quarters of 2007 and a charge to earnings of $0.3 million in the fourth quarter of 2007 resulting from the sale.

(b) A combustion-related event in October 2005 caused the idling of the Company's West Elk mine in Colorado into the first quarter of 2006, which cost the Company an estimated $30.0 million in lost profits during the first quarter of 2006. The Company recorded insurance recoveries related to the event in the first, second, third and fourth quarters of 2006 of $10.0 million, $10.0 million, $10.0 million and $11.9 million, respectively. Of these recoveries, $19.5 million related to business interruption. The insurance recoveries are reflected as a reduction of cost of coal sales in the accompanying Consolidated Statements of Income.

(c) On December 31, 2005, the Company sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum. During the first, second, third and fourth quarters of 2006, the Company recorded a charge to earnings of $6.7 million, $1.7 million, $0.1 million and $0.2 million, respectively, related primarily to the finalization of working capital adjustments to the purchase price, pursuant to the Purchase Agreement, adjustments to estimated volumes associated with sales contracts acquired by Magnum and the settlement of pension obligations.

(d) During the third quarter of 2006, the Company acquired a 33⅓% equity interest in Knight Hawk in exchange for $15.0 million in cash and approximately 30.0 million tons of coal reserves. The Company recognized a $10.3 million gain reflected in other operating income, net on the transaction, representing the difference between the fair market value of the reserves surrendered and their carrying value, less the amount of gain attributable to the ownership interest retained through the investment.

(e) On May 15, 2006, the Company completed a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. The per share amounts reflect the split. The sum of the quarterly earnings per common share amounts may not equal earnings per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

dividends and conversion inducement, were excluded from the diluted earnings per common share calculation because their effect was anti-dilutive.

19. Leases

The Company leases equipment, land and various other properties under non-cancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. Rental expense related to these operating leases amounted to $37.2 million in 2007, $28.8 million in 2006 and $31.8 million in 2005. In addition, the Company enters into various non-cancelable royalty lease agreements under which future minimum payments are due. Royalty expense, including production royalties, was $204.7 million, $201.1 million and $179.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Minimum payments due in future years under these agreements in effect at December 31, 2007 are as follows:

	Operating Leases	Royalties
	(In thousands)	
2008	$ 30,612	$ 22,380
2009	30,170	22,524
2010	27,302	21,902
2011	23,424	20,804
2012	18,414	4,631
Thereafter	43,981	18,833
	$173,903	$111,074

At December 31, 2007 and 2006, the Company had deferred gains of $5.2 million and $10.0 million, respectively, associated with sales of certain assets in which it has continuing involvement in the form of leases. The deferred gains are included as other current liabilities and other noncurrent liabilities in the accompanying Consolidated Balance Sheets. The remaining deferred gains will be recognized over the remaining term of the leases, as follows: $3.0 million in 2008, $1.0 million in 2009 and a total of $1.2 million from 2010 through 2012.

As of December 31, 2007, certain of the Company's lease obligations were secured by outstanding surety bonds totaling $45.2 million.

20. Guarantees

The Company has agreed to continue to provide surety bonds and letters of credit for reclamation and retiree healthcare obligations of Magnum related to the properties the Company sold to Magnum on December 31, 2005 in order to facilitate an orderly transition. The Purchase Agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. At December 31, 2007, the Company had $92.0 million of surety bonds related to properties sold to Magnum.

Magnum also acquired certain coal supply contracts with customers who have not consented to the assignment of the contract from the Company to Magnum. The Company has committed to purchase coal from Magnum to sell to those customers at the same price it is charging the customers for the sale. In addition, certain contracts have been assigned to Magnum, but the Company has guaranteed Magnum's performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to

supply the coal for these coal sales contracts then the Company would be required to purchase coal on the open market or supply contracts from its existing operations. At market prices effective at December 31, 2007, the cost of purchasing 15.4 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $265.7 million, and the cost of purchasing 5.0 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $97.4 million. The Company has also guaranteed Magnum's performance under certain operating leases, the longest of which extends through 2011. If the Company were required to perform under its guarantees of the operating lease agreements, it would be required to make $10.3 million of lease payments. As the Company does not believe that it is probable that it would have to purchase replacement coal or fulfill its obligations under the lease guarantees, no losses have been recorded in the financial statements as of December 31, 2007. However, if the Company would have to perform under these guarantees, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

In connection with the Company's acquisition of the coal operations of ARCO and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If the Company were to become liable, the maximum amount of potential future tax payments was $61.0 million at December 31, 2007, which is not recorded as a liability on the Company's financial statements. Since the indemnification is dependent upon the initiation of activities within the Company's control and the Company does not intend to initiate such activities, it is remote that the Company will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

21. Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

22. Segment Information

The Company has three reportable business segments, which are based on the major low-sulfur coal basins in which the Company operates. Each of these reportable business segments includes a number of mine complexes. The Company manages its coal sales by coal basin, not by individual mine complex. Geology, coal transportation routes to customers, regulatory environments and coal quality are generally consistent within a basin. Accordingly, market and contract pricing have developed by coal basin. Mine operations are evaluated based on their per-ton operating costs (defined as including all mining costs but excluding pass-through transportation expenses), as well as on other non-financial measures, such as safety and environmental performance. The Company's reportable segments are the Powder River Basin (PRB) segment, with operations in Wyoming; the Western Bituminous (WBIT) segment, with operations in Utah, Colorado and southern Wyoming; and the Central Appalachia (CAPP) segment, with operations in southern West Virginia, eastern Kentucky and Virginia.

Operating segment results for the years ended December 31, 2007, 2006 and 2005 are presented below. Results for the operating segments include all direct costs of mining. Corporate, Other and Eliminations includes

corporate overhead, land management, other support functions, and the elimination of intercompany transactions.

	PRB	WBIT	CAPP	Corporate, Other and Eliminations	Consolidated
			(In thousands)		
December 31, 2007					
Coal sales	$1,053,516	$ 540,061	$ 820,067	$ —	$2,413,644
Income (loss) from operations	126,444	102,758	79,139	(78,724)	229,617
Total assets	1,694,786	1,948,674	769,645	(818,506)	3,594,599
Depreciation, depletion and amortization	115,136	66,299	58,219	2,408	242,062
Capital expenditures	48,141	99,282	163,125	177,815	488,363
December 31, 2006					
Coal sales	$1,043,373	$ 458,946	$ 998,112	$ —	$2,500,431
Income (loss) from operations	215,696	126,387	58,835	(64,251)	336,667
Total assets	1,584,483	1,841,104	857,934	(962,707)	3,320,814
Depreciation, depletion and amortization	111,350	46,530	48,789	1,685	208,354
Capital expenditures	121,736	138,631	231,311	131,509	623,187
December 31, 2005					
Coal sales	$ 756,874	$ 402,233	$1,349,666	$ —	$2,508,773
Income (loss) from operations	132,174	59,747	(15,830)	(98,234)	77,857
Total assets	1,333,289	1,723,744	786,091	(791,684)	3,051,440
Depreciation, depletion and amortization	106,870	33,364	70,605	1,462	212,301
Capital expenditures	30,668	77,932	235,313	13,229	357,142

A reconciliation of segment income from operations to consolidated income before income taxes follows:

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Income from operations	$229,617	$336,667	$ 77,857
Interest expense	(74,865)	(64,364)	(72,409)
Interest income	2,600	3,725	9,289
Other non-operating expense	(2,273)	(7,447)	(11,264)
Income before income taxes	$155,079	$268,581	$ 3,473

23. Quarterly Financial Information (Unaudited)

Quarterly financial data for the years ended December 31, 2007 and 2006 is summarized below:

	March 31	June 30	September 30	December 31
		(a)	(a)	(a)
		(In thousands, except per share data)		
2007:				
Coal sales	$571,349	$598,745	$599,151	$644,399
Gross profit	64,399	58,331	64,089	96,478
Income from operations	50,863	53,850	49,824	75,080
Net income available to common stockholders	28,680	37,483	27,227	81,320
Basic earnings per common share	0.20	0.26	0.19	0.57
Diluted earnings per common share	0.20	0.26	0.19	0.56

	March 31	June 30	September 30	December 31
	(b)(c)	(b)(c)	(b)(c)(d)	(b)(c)
		(In thousands, except per share data)		
2006:				
Coal sales	$634,553	$637,476	$610,045	$618,357
Gross profit	105,782	113,867	81,946	80,660
Income from operations	94,137	99,848	82,201	60,481
Net income available to common stockholders	60,624	69,593	50,825	79,511
Basic earnings per common share(e)	0.43	0.49	0.35	0.56
Diluted earnings per common share(e)	0.42	0.48	0.35	0.55

(a) On June 29, 2007, the Company sold select assets and related liabilities associated with its Mingo Logan-Ben Creek mining complex in West Virginia for $43.5 million. The Company recognized a net gain of $8.1 million and $1.1 million in the second and third quarters of 2007 and a charge to earnings of $0.3 million in the fourth quarter of 2007 resulting from the sale.

(b) A combustion-related event in October 2005 caused the idling of the Company's West Elk mine in Colorado into the first quarter of 2006, which cost the Company an estimated $30.0 million in lost profits during the first quarter of 2006. The Company recorded insurance recoveries related to the event in the first, second, third and fourth quarters of 2006 of $10.0 million, $10.0 million, $10.0 million and $11.9 million, respectively. Of these recoveries, $19.5 million related to business interruption. The insurance recoveries are reflected as a reduction of cost of coal sales in the accompanying Consolidated Statements of Income.

(c) On December 31, 2005, the Company sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum. During the first, second, third and fourth quarters of 2006, the Company recorded a charge to earnings of $6.7 million, $1.7 million, $0.1 million and $0.2 million, respectively, related primarily to the finalization of working capital adjustments to the purchase price, pursuant to the Purchase Agreement, adjustments to estimated volumes associated with sales contracts acquired by Magnum and the settlement of pension obligations.

(d) During the third quarter of 2006, the Company acquired a 33⅓% equity interest in Knight Hawk in exchange for $15.0 million in cash and approximately 30.0 million tons of coal reserves. The Company recognized a $10.3 million gain reflected in other operating income, net on the transaction, representing the difference between the fair market value of the reserves surrendered and their carrying value, less the amount of gain attributable to the ownership interest retained through the investment.

(e) On May 15, 2006, the Company completed a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. The per share amounts reflect the split. The sum of the quarterly earnings per common share amounts may not equal earnings per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

Schedule II

Arch Coal, Inc. and Subsidiaries

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions (Reductions) Charged to Costs and Expenses	Charged to Other Accounts	Deductions(a)	Balance at End of Year
			(In thousands)		
Year ended December 31, 2007					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	$ 3,156	$ (1,187)	$ —	$1,753	$ 216
Current assets — supplies and inventory	15,422	555	(2,122)(b)	355	13,500
Deferred income taxes	114,034	(38,681)	(3,603)(c)	2,424	69,326
Year ended December 31, 2006					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	1,777	1,379	—	—	3,156
Current assets — supplies and inventory	15,335	614	—	527	15,422
Deferred income taxes	163,163	(49,129)	—	—	114,034
Year ended December 31, 2005					
Reserves deducted from asset accounts:					
Other assets — other notes and accounts receivable	3,001	1,345	(944)(d)	1,625	1,777
Current assets — supplies and inventory	22,976	(630)	(5,780)(d)	1,231	15,335
Deferred income taxes	163,005	(6,138)	6,296(e)	—	163,163

(a) Reserves utilized, unless otherwise indicated.

(b) Balance upon disposition of Mingo Logan-Ben Creek complex.

(c) Amount includes $1.0 million related to the adoption of FIN 48, which was recorded as a reduction of the beginning balance of retained earnings and $2.6 million related to the reversal of tax benefits from the exercise of employee stock options, which was recorded as paid-in capital.

(d) Balance upon disposition of Central Appalachian operations.

(e) Amount represents the valuation allowance for tax benefits from the exercise of employee stock options. The benefit, net of valuation allowance, was recorded to paid-in capital.

Signatures

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arch Coal, Inc.

Steven F. Leer
Chairman and Chief Executive Officer
February 29, 2008

Signatures	Capacity	Date
Steven F. Leer	Chairman and Chief Executive Officer (Principal Executive Officer)	February 29, 2008
Robert J. Messey	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 29, 2008
John W. Lorson	Controller (Principal Accounting Officer)	February 29, 2008
* James R. Boyd	Director	February 29, 2008
* Frank M. Burke	Director	February 29, 2008
* John W. Eaves	President, Chief Operating Officer and Director	February 29, 2008
* Patricia F. Godley	Director	February 29, 2008
* Douglas H. Hunt	Director	February 29, 2008
* Brian J. Jennings	Director	February 29, 2008
* Thomas A. Lockhart	Director	February 29, 2008
* A. Michael Perry	Director	February 29, 2008

Signatures	Capacity	Date
* Robert G. Potter	Director	February 29, 2008
* Theodore D. Sands	Director	February 29, 2008
* Wesley M. Taylor	Director	February 29, 2008

*By: [signature]

Robert G. Jones,
Attorney-in-fact

Exhibit Index

Exhibit	Description
2.1	Purchase and Sale Agreement, dated as of December 31, 2005, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed on January 6, 2006).
2.2	Amendment No. 1 to the Purchase and Sale Agreement, dated as of February 7, 2006, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated by reference to Exhibit 2.1 of the registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
2.3	Amendment No. 2 to the Purchase and Sale Agreement, dated as of April 27, 2006, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.1 of the registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2006).
2.4	Amendment No. 3 to the Purchase and Sale Agreement, dated as of August 29, 2007, by and between Arch Coal, Inc. and Magnum Coal Company (incorporated herein by reference to Exhibit 2.1 of the registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007).
3.1	Restated Certificate of Incorporation of Arch Coal, Inc. (incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed on May 5, 2006).
3.2	Restated and Amended Bylaws of Arch Coal, Inc. (incorporated by reference to Exhibit 3.2 of the registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
4.1	Form of Rights Agreement, dated March 3, 2000 (incorporated by reference to Exhibit 1 to the registrant's Current Report on Form 8-A filed on March 9, 2000).
4.2	Description of Indenture pursuant to Shelf Registration Statement (incorporated herein by reference to the Registration Statement on Form S-3 (Registration No. 333-58738) filed by the registrant on April 11, 2001).
4.3	Certificate of Designations Establishing the Designations, Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of the registrant's 5% Perpetual Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 3 to the Registration Statement on Form 8-A filed by the registrant on March 5, 2003).
4.4	Indenture, dated as of June 25, 2003, by and among Arch Western Finance, LLC, Arch Coal, Inc., Arch Western Resources, LLC, Arch of Wyoming, LLC, Mountain Coal Company, L.L.C., Thunder Basin Coal Company, L.L.C. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by Arch Western Finance, LLC on August 1, 2003).
10.1	Credit Agreement, dated as of December 22, 2004, by and among Arch Coal, Inc., the Banks party thereto, PNC Bank, National Association, as administrative agent, Citicorp USA, Inc., JPMorgan Chase Bank, N.A., and Wachovia Bank, National Association, as co-syndication agents, and Fleet National Bank, as documentation agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on December 28, 2004).
10.2	First Amendment to Credit Agreement, dated as of June 23, 2006, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks (incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed on June 27, 2006).
10.3	Second Amendment to Credit Agreement, dated as of October 3, 2006, by and among Arch Coal, Inc., the banks party thereto, Citicorp USA, Inc., JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, each in its capacity as syndication agent, Bank of America, N.A. (as successor-by-merger to Fleet National Bank), as documentation agent, and PNC Bank, National Association, as administrative agent for the banks (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on October 6, 2006).
10.4*	Employment Agreement, dated November 10, 2006, between Arch Coal, Inc. and Steven F. Leer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on November 16, 2006).
10.5*	Form of Employment Agreement for Executive Officers of Arch Coal, Inc. (other than Steven F. Leer) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on November 16, 2006).

Exhibit	Description
10.6	Coal Lease Agreement dated as of March 31, 1992, among Allegheny Land Company, as lessee, and UAC and Phoenix Coal Corporation, as lessors, and related guarantee (incorporated herein by reference to the Current Report on Form 8-K filed by Ashland Coal, Inc. on April 6, 1992).
10.7	Federal Coal Lease dated as of June 24, 1993 between the U.S. Department of the Interior and Southern Utah Fuel Company (incorporated herein by reference to Exhibit 10.17 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.8	Federal Coal Lease between the U.S. Department of the Interior and Utah Fuel Company (incorporated herein by reference to Exhibit 10.18 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.9	Federal Coal Lease dated as of July 19, 1997 between the U.S. Department of the Interior and Canyon Fuel Company, LLC (incorporated herein by reference to Exhibit 10.19 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.10	Federal Coal Lease dated as of January 24, 1996 between the U.S. Department of the Interior and the Thunder Basin Coal Company (incorporated herein by reference to Exhibit 10.20 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.11	Federal Coal Lease Readjustment dated as of November 1, 1967 between the U.S. Department of the Interior and the Thunder Basin Coal Company (incorporated herein by reference to Exhibit 10.21 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.12	Federal Coal Lease effective as of May 1, 1995 between the U.S. Department of the Interior and Mountain Coal Company (incorporated herein by reference to Exhibit 10.22 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.13	Federal Coal Lease dated as of January 1, 1999 between the Department of the Interior and Ark Land Company (incorporated herein by reference to Exhibit 10.23 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.14	Federal Coal Lease dated as of October 1, 1999 between the U.S. Department of the Interior and Canyon Fuel Company, LLC (incorporated herein by reference to Exhibit 10 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
10.15	Federal Coal Lease effective as of March 1, 2005 by and between the United States of America and Ark Land LT, Inc. covering the tract of land known as "Little Thunder" in Campbell County, Wyoming (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on February 10, 2005).
10.16	Modified Coal Lease (WYW71692) executed January 1, 2003 by and between the United States of America, through the Bureau of Land Management, as lessor, and Triton Coal Company, LLC, as lessee, covering a tract of land known as "North Rochelle" in Campbell County, Wyoming (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
10.17	Coal Lease (WYW127221) executed January 1, 1998 by and between the United States of America, through the Bureau of Land Management, as lessor, and Triton Coal Company, LLC, as lessee, covering a tract of land known as "North Roundup" in Campbell County, Wyoming (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
10.18	State Coal Lease executed October 1, 2004 by and between The State of Utah, Thru School & Institutional Trust Lands Admin, as lessor, and Ark Land Company and Arch Coal, Inc., as lessees, covering a tract of land located in Seiever County, Utah (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.19	State Coal Lease executed September 1, 2000 by and between The State of Utah, Thru School & Institutional Trust Lands Admin, as lessor, and Canyon Fuel Company, LLC, as lessee, for lands located in Carbon County, Utah (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
10.20	Federal Coal Lease executed September 1, 1996 by and between the Bureau of Land Management, as lessor, and Canyon Fuel Company, LLC, as lessee, covering a tract of land known as "The North Lease" in Carbon County, Utah (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).

Exhibit	Description
10.21	Form of Indemnity Agreement between Arch Coal, Inc. and Indemnitee (as defined therein) (incorporated herein by reference to Exhibit 10.15 of the Registration Statement on Form S-4 (Registration No. 333-28149) filed by the registrant on May 30, 1997).
10.22*	Arch Coal, Inc. Incentive Compensation Plan For Executive Officers (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the registrant on February 28, 2005).
10.23*	Arch Coal, Inc. (formerly Arch Mineral Corporation) Deferred Compensation Plan (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-8 (Registration No. 333-68131) filed by the registrant on December 1, 1998).
10.24*	Arch Coal, Inc. 1997 Stock Incentive Plan (as Amended and Restated on July 22, 2004) (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.25*	Arch Mineral Corporation 1996 ERISA Forfeiture Plan (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on Form S-4 (Registration No. 333-28149) filed by the registrant on May 30, 1997).
10.26*	Arch Coal, Inc. Outside Directors' Deferred Compensation Plan effective January 1, 1999 (incorporated herein by reference to Exhibit 10.30 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.27*	Second Amendment to the Arch Mineral Corporation Supplemental Retirement Plan effective January 1, 1998 (incorporated herein by reference to Exhibit 10.31 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
10.28	Receivables Purchase Agreement, dated as of February 3, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, as issuer, the financial institutions from time to time party thereto, as LC Participants, and PNC Bank, National Association, as Administrator on behalf of the Purchasers and as LC Bank (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 14, 2006).
10.29	First Amendment to Receivables Purchase Agreement, dated as of April 24, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the financial institutions from time to time party thereto, as LC Participants, and PNC Bank, National Association, as Administrator on behalf of the Purchasers and as LC Bank (incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006).
10.30	Second Amendment to Receivables Purchase Agreement, dated as of June 23, 2006, among Arch Receivable Company, LLC, Arch Coal Sales Company, Inc., Market Street Funding LLC, the various financial institutions party thereto and PNC Bank, National Association, as administrator and as LC Bank (incorporated by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K filed on June 27, 2006).
10.31*	Form of Restricted Stock Unit Contract (incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on February 24, 2006).
10.32*	Form of Performance Unit Contract (incorporated herein by reference to Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on February 24, 2006).
10.33*	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.35 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006).
12.1	Computation of ratio of earnings to combined fixed charges and preference dividends.
21.1	Subsidiaries of the registrant.
23.1	Consent of Ernst & Young LLP.
24.1	Power of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Steven F. Leer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Robert J. Messey.
32.1	Section 1350 Certification of Steven F. Leer.
32.2	Section 1350 Certification of Robert J. Messey.

* Denotes management contract or compensatory plan arrangements.

Exhibit 31.1

Certification

I, Steven F. Leer, certify that:

1. I have reviewed this annual report on Form 10-K of Arch Coal, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Steven F. Leer
Chairman and Chief Executive Officer

Date: February 29, 2008

Exhibit 31.2

Certification

I, Robert J. Messey, certify that:

1. I have reviewed this annual report on Form 10-K of Arch Coal, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Robert J. Messey

Robert J. Messey
Senior Vice President and Chief Financial Officer

Date: February 29, 2008

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This annual report contains certain non-GAAP financial measures, as defined under Regulation G of the Securities Exchange Act of 1934, as amended. We define adjusted EBITDA as net income before the effect of net interest expense, income taxes, depreciation, depletion and amortization, expenses resulting from early extinguishment of debt and other non-operating expenses. Adjusted EBITDA is not a measure of financial performance in accordance with accounting principles generally accepted in the United States, and items excluded to calculate adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, adjusted EBITDA should not be considered in isolation or as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under accounting principles generally accepted in the United States. We believe that adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, we believe industry analysts use analogous measures to evaluate our operating performance. You should be aware that our presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies. The table below shows how we calculate adjusted EBITDA:

	December 31		
	2007	2006	2005
	(Amounts in millions) (Unaudited)		
Net income, as reported	$174.9	$260.9	$ 38.1
Adjustments:			
Interest expense, net	72.3	60.6	63.1
Income tax (benefit) provision	(19.9)	7.7	(34.6)
Depreciation, depletion and amortization	242.1	208.4	212.3
Expenses from early extinguishment of debt and other non-operating expenses	2.3	7.4	11.3
Adjusted EBITDA	$471.7	$545.0	$290.2

Board of Directors

JAMES R. BOYD (a)(b)*(c)
Lead director, Arch Coal, Inc.; Retired Senior Vice President and Group Operating Officer, Ashland, Inc.

FRANK M. BURKE (a)*(b)(d)
Chairman, Chief Executive Officer and Managing Partner, Burke Mayborn Company, Ltd.

JOHN W. EAVES (c)(e)
President and Chief Operating Officer, Arch Coal, Inc.

PATRICIA F. GODLEY (a)(c)(e)*
Partner, Van Ness Feldman, P.C.

DOUGLAS H. HUNT (c)(d)(e)
Director of Acquisitions, Petro-Hunt, LLC

BRIAN J. JENNINGS (a)(c)(e)
Chief Financial Officer, Energy Transfer Partners GP, L.P.

STEVEN F. LEER (c)
Chairman and Chief Executive Officer, Arch Coal, Inc.

THOMAS A. LOCKHART (a)(c)(d)
State Representative, Wyoming House of Representatives
Retired Vice President, PacifiCorp

A. MICHAEL PERRY (a)(b)(e)
Retired Chairman of the Board, Bank One, West Virginia, N.A.

ROBERT G. POTTER (a)(b)(d)*
Retired Chairman and Chief Executive Officer, Solutia Inc.

THEODORE D. SANDS (c)*(d)(e)
President, HAAS Capital, LLC
Retired Managing Director, Investment Banking — Global Metals/Mining Group, Merrill Lynch & Co.

WESLEY M. TAYLOR (c)(d)(e)*
Retired President, TXU Generation

(a) Audit Committee

(b) Nominating and Corporate Governance Committee

(c) Finance Committee

(d) Personnel and Compensation Committee

(e) Energy and Environmental Policy Committee

* Committee Chair

Senior Officers

STEVEN F. LEER
Chairman and Chief Executive Officer

JOHN W. EAVES
President and Chief Operating Officer

C. HENRY BESTEN
Senior Vice President, Strategic Development

PAUL A. LANG
Senior Vice President, Operations

ROBERT J. MESSEY
Senior Vice President and Chief Financial Officer

SHEILA B. FELDMAN
Vice President, Human Resources

ROBERT G. JONES
Vice President — Law, General Counsel and Secretary

DAVID B. PEUGH
Vice President, Business Development

DECK S. SLONE
Vice President, Investor Relations and Public Affairs

DAVID N. WARNECKE
Vice President, Marketing and Trading

Other Officers

MICHAEL T. ABBENE
Vice President and Chief Information Officer

ANTHONY S. BUMBICO
Vice President, Safety

JOHN T. DREXLER
Vice President, Finance and Accounting

JAMES E. FLORCZAK
Treasurer

ALLEN P. KELLEY
Director, Internal Audit

JOHN W. LORSON
Controller

ROBERT W. SHANKS
President, Eastern Operations

C. DAVID STEELE
Vice President, Tax


ARCH COAL, INC.

Received SEC
MAR 21 2008
Washington, DC 20549

STEVEN F. LEER
Chairman and Chief Executive Officer

March 21, 2008

Dear fellow stockholder:

You are cordially invited to attend the annual meeting of stockholders of Arch Coal, Inc. on Thursday, April 24, 2008. We will hold the meeting at 10:00 a.m., Central Time, in the lower level auditorium at our headquarters at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141. You can find maps with directions to our headquarters near the back of the proxy statement that accompanies this letter.

In connection with the annual meeting, we have enclosed a notice of the meeting, a proxy statement and a proxy card. We have also enclosed a copy of our annual report for 2007 which contains detailed information about us and our operating and financial performance.

I hope that you will be able to attend the meeting, but I know that not every stockholder will be able to do so. Whether or not you plan to attend, I encourage you to vote your shares. You may vote by telephone or on the Internet, or complete, sign and return the enclosed proxy card in the postage-prepaid envelope, also enclosed. The prompt execution of your proxy will be greatly appreciated.

Sincerely,

Steven F. Leer

STEVEN F. LEER
Chairman of the Board and Chief Executive Officer

1 CityPlace Drive, Suite 300 St. Louis, Missouri 63141 t: (314) 994-2700



One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

March 21, 2008

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Arch Coal, Inc. will be held in the lower level auditorium at our headquarters at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141 on Thursday, April 24, 2008 at 10:00 a.m., Central Time. At the annual meeting, stockholders will consider the election of four nominees for director, ratification of the appointment of our independent public accounting firm and any other business properly introduced at the meeting.

By order of the Board of Directors

ROBERT G. JONES
Vice President-Law, General Counsel and Secretary



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PROXY STATEMENT

TABLE OF CONTENTS

	Page
PROXY AND VOTING INFORMATION	1
CORPORATE GOVERNANCE PRACTICES	5
Overview	5
Director Independence	5
Code of Conduct	5
Conflicts of Interest	5
Structure of the Board of Directors	6
Director Biographies	6
Board Meetings and Committees	8
Compensation Committee Interlocks and Insider Participation	10
Nomination Process for Election of Directors	11
Communicating with the Board of Directors	11
ELECTION OF DIRECTORS (Proxy Item No. 1)	11
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM (Proxy Item No. 2)	12
EXECUTIVE AND DIRECTOR COMPENSATION	13
Compensation Discussion and Analysis	13
Summary Compensation Table	22
Grants of Plan-Based Awards for the Year Ended December 31, 2007	24
Outstanding Equity Awards at December 31, 2007	25
Option Exercises and Stock Vested for the Year Ended December 31, 2007	26
Pension Benefits	27
Non-Qualified Deferred Compensation	28
Potential Payments Upon Termination of Employment or Change-in-Control	29
Director Compensation for the Year Ended December 31, 2007	36
Personnel and Compensation Committee Report	40
Audit Committee Report	41
Security Ownership of Directors and Executive Officers	42
Security Ownership of Certain Beneficial Owners	43
Section 16(a) Beneficial Ownership Reporting Compliance	44
Stockholder Proposals for the 2009 Annual Meeting	44
Internet Availability of Proxy Materials	45
Proxy Solicitation	45
Directions to the Annual Meeting	46

(This page intentionally left blank)

PROXY AND VOTING INFORMATION

Why am I receiving these proxy materials?

Our board of directors is soliciting proxies for the 2008 annual meeting of stockholders. On or about March 21, 2008, we expect to begin mailing these proxy materials to all stockholders at the close of business on February 25, 2008, the record date. On the record date, there were 143,954,798 shares of our common stock outstanding.

Where and when is the annual meeting?

The annual meeting will take place on April 24, 2008 in the lower level auditorium at our headquarters, located at CityPlace One, One CityPlace Drive, St. Louis, Missouri 63141. The meeting will begin at 10:00 a.m., Central Time. You can find maps with directions to our headquarters on page 46 of this proxy statement.

What am I voting on?

At the annual meeting, stockholders will consider the election of four nominees for director — James R. Boyd, John W. Eaves, Douglas H. Hunt and A. Michael Perry — and ratification of the appointment of Ernst & Young LLP as our independent public accounting firm. The stockholders will also consider any other matter if properly introduced at the annual meeting.

How many votes do I have?

You have one vote for each share of our common stock that you owned at the close of business on the record date. These shares include:

- Shares registered directly in your name with our transfer agent, for which you are considered the "stockholder of record;"
- Shares held for you as the beneficial owner through a broker, bank, or other nominee in "street name;" and
- Shares credited to your account in our employee thrift plan.

What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with our transfer agent, you are considered the "stockholder of record" with respect to those shares. We have sent these proxy materials directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of the shares held in street name. Your broker, bank or other nominee who is considered the stockholder of record with respect to those shares has forwarded these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee

on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

How can I vote my shares?

You can vote by proxy or in person.

How do I vote by proxy?

If you are a stockholder of record, you may vote by telephone, Internet, or mail. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers that can be found on the proxy card.

- Voting by telephone

You can vote by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on the day before the meeting. If you vote by telephone, you do not need to return your proxy card.

- Voting by Internet

You can vote via the Internet. The web site for Internet voting is on your proxy card. Internet voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on the day before the meeting. If you vote via the Internet, you do not need to return your proxy card.

- Voting by mail

If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

If you submit your proxy using any of these three methods, Steven F. Leer or Robert G. Jones will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some, or none of the nominees for director and for or against any other proposals properly introduced at the annual meeting. If you vote by telephone or Internet and choose to vote with the recommendation of our board of directors, or if you vote by mail, sign your proxy card, and do not indicate specific choices, your shares will be voted "FOR" the election of all four nominees for director and "FOR" ratification of the appointment of our independent public accounting firm.

If any other matter is presented, your proxy will authorize Steven F. Leer or Robert G. Jones to vote in accordance with their best judgment. At the time this proxy statement was printed, we knew of no matters to be considered at the annual meeting other than those referenced in this proxy statement.

If you wish to give a proxy to someone other than Steven F. Leer or Robert G. Jones, you may strike out their names on the proxy card and write in the name of any other person, sign the proxy, and deliver it to the person whose name has been substituted.

How can I revoke my proxy?

You may revoke a proxy in any one of the following three ways:

- Submit a valid, later-dated proxy;
- Notify Robert G. Jones, our secretary, in writing before the annual meeting that you have revoked your proxy; or
- Vote in person at the annual meeting.

How do I vote in person?

If you are a stockholder of record, you may attend the annual meeting and cast your vote in person.

If I hold shares in street name, how can I vote my shares?

You can submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this by telephone, over the Internet, or by mail. Please refer to the voting instruction card included with these materials by your broker, bank or other nominee.

How do I vote my shares in the dividend reinvestment plan or the direct stock purchase plan?

If you participate in our dividend reinvestment plan or our direct stock purchase plan, your proxy will also serve as an instruction to vote the whole shares you hold under those plans in the manner indicated on the proxy. If your proxy is not received, the shares you hold in those plans will not be voted.

How do I vote my shares held in the employee thrift plan?

If you are both a registered stockholder and a participant in our employee thrift plan, you will receive a single proxy card that covers shares of our common stock credited to your plan account as well as shares of record registered in exactly the same name. Accordingly, your proxy card also serves as a voting instruction for the trustee of the plan. If your plan account is not carried in exactly the same name as your shares of record, you will receive separate proxy cards for individual and plan holdings. If you own shares through this plan and you do not return your proxy by April 14, 2008, the trustee will vote your shares in the same proportion as the shares that are voted by the other participants in the plan. The trustee will also vote unallocated shares of our common stock held in the plan in direct proportion to the voting of allocated shares in the plan for which voting instructions have been received unless doing so would be inconsistent with the trustee's duties.

Is my vote confidential?

Yes. Voting tabulations are confidential except in extremely limited circumstances. Such limited circumstances include contested solicitation of proxies, when disclosure is required by law, to defend a claim against us or to assert a claim by us and when a stockholder's written comments appear on a proxy or other voting material.

What "quorum" is required for the annual meeting?

In order to have a valid stockholder vote, a quorum must exist at the annual meeting. For us, a quorum exists when stockholders holding a majority of the outstanding shares of our common stock are present or represented at a meeting. For these purposes, shares that are present or represented by proxy at the annual meeting will be counted toward a quorum, regardless of whether the holder of the shares or proxy fails to vote on a particular matter or whether a broker with discretionary voting authority fails to exercise such authority with respect to any particular matter.

What Vote Is Required?

Election of four directors (Proxy Item No. 1)	The nominees who receive the most votes for the available positions will be elected. If you indicate "withhold authority to vote" for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Abstentions are not counted in the election of directors and do not affect the outcome.
Ratification of the appointment of independent . . . . public accounting firm (Proxy Item No. 2)	The affirmative vote of a majority of the shares present and entitled to vote at the meeting is required for ratification of the appointment of Ernst & Young LLP as our independent public accounting firm.

If a broker indicates on its proxy that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals under the rules of the New York Stock Exchange, and the "beneficial owner" of those shares has not instructed the broker how to vote on those proposals. If you are a beneficial owner, your broker, bank or other nominee is permitted to vote your shares on the election of directors and the ratification of the appointment of our independent public accounting firm, even if the holder does not receive voting instructions from you. Shares represented by proxies that are marked vote "withheld" with respect to the election of any nominee will not be considered in determining whether such nominee has received the affirmative vote of a plurality of the shares. Shares represented by proxies that are marked "abstain" will have the effect of a negative vote.

Where can I find the voting results?

We intend to announce preliminary voting results at the annual meeting. We will publish the final results in our Quarterly Report on Form 10-Q for the first quarter of 2008, which we expect to file on or before May 10, 2008. You can obtain a copy of the Form 10-Q by logging on to our website at archcoal.com, by calling the Securities and Exchange Commission at 800-SEC-0330 for the location of the nearest public reference room, or through the EDGAR system at sec.gov. Information on our website does not constitute part of this proxy statement.

CORPORATE GOVERNANCE PRACTICES

Overview

We are dedicated to being a market-driven global leader in the coal industry and to creating superior long-term stockholder value. It is our policy to conduct our business with integrity and an unrelenting passion for providing the best value to our customers. All of our corporate governance materials, including the corporate governance guidelines, our code of conduct and board committee charters, are published under "Corporate Governance" in the Investors section of our website at archcoal.com. These materials are also available in print to any stockholder upon request. The board of directors continually reviews these materials, Delaware law, the rules and listing standards of the New York Stock Exchange and SEC regulations, as well as best practices suggested by recognized governance authorities, and modifies the materials as warranted.

Director Independence

It is the board of directors' objective to have an overwhelming majority of directors who are independent. We have adopted in our corporate governance guidelines the criteria established by the New York Stock Exchange for determining whether a director is independent. The board of directors has determined, in its judgment, that ten of the twelve members of the board of directors meet the New York Stock Exchange standards for independence. Other than Steven F. Leer and John W. Eaves, who are executive officers, each member of our board of directors satisfies the independence standards in the corporate governance guidelines. The independent members of the board of directors meet regularly without any members of management present. These sessions are normally held following or in conjunction with regular board meetings. Mr. James R. Boyd, chairman of the Nominating and Corporate Governance Committee and lead director, serves as the presiding director during executive sessions.

All members of our Audit, Nominating and Corporate Governance and Personnel and Compensation committees must be independent directors as defined by our corporate governance guidelines. Members of the Audit Committee must also satisfy a separate Securities and Exchange Commission independence requirement, which provides that they may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their directors' compensation.

Code of Conduct

All of our employees, including our chief executive officer, our chief financial officer and each of the other executives named in this proxy statement, and directors must act ethically at all times and in accordance with the policies comprising our code of conduct, which is published under "Corporate Governance" in the Investors section of our website at archcoal.com and available in print to any stockholder upon request. We intend to post amendments to or waivers from (to the extent applicable to one of our directors or executive officers) the code on our website.

Conflicts of Interest

Our code of conduct reflects our policy that all of our employees, including the executives named in this proxy statement, and directors must avoid any activity that creates, or may create, a conflict of interest,

that might interfere with the proper performance of their duties or that might be hostile, adverse or competitive with our business. In addition, each of our directors and executive officers is encouraged to notify our board of directors when confronted with any situation that may be perceived as a conflict of interest, even if the person does not believe that the situation would violate our code of conduct or corporate governance guidelines. Our board of directors will then determine, after consultation with counsel, whether a conflict of interest exists. Directors who have a material personal interest in a particular issue may not vote on any matters with respect to that issue.

Structure of the Board of Directors

Our certificate of incorporation and bylaws provide for a board of directors that is divided into three classes as equal in size as possible. The classes have three-year terms, and the term of one class expires each year in rotation at that year's annual meeting. The size of the board of directors can be changed by a two-thirds vote of its members and is currently set at 12 members. Vacancies on the board of directors may be filled by a majority of the remaining directors. A director elected to fill a vacancy, or a new directorship created by an increase in the size of the board of directors, serves for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. As a matter of policy, the board of directors will submit the nomination of a director elected to fill a vacancy to the vote of our stockholders at the next annual meeting.

Director Biographies

The following is a list of our directors, their ages as of February 25, 2008, their occupation during the last five years and certain other biographical information:

Name	Age	Director Since	Occupation and Other Information
James R. Boyd	61	1990	Mr. Boyd served as chairman of the board of directors from 1998 to April 2006, when he was appointed our lead director. Mr. Boyd served as Senior Vice President and Group Operating Officer of Ashland Inc. from 1989 until his retirement in 2002. Mr. Boyd also serves on the board of directors of Halliburton Inc.
Frank M. Burke	68	2000	Mr. Burke has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd., a private investment and consulting company, since 1984. Mr. Burke also serves on the board of directors of Corrigan Investments, Inc. and is a member of the National Petroleum Council.
John W. Eaves	50	2006	Mr. Eaves has been President and Chief Operating Officer since April 2006. From 2002 to April 2006, Mr. Eaves served as our Executive Vice President and Chief Operating Officer. Mr. Eaves also serves on the board of directors of ADA-ES, Inc.

Name	Age	Director Since	Occupation and Other Information
Patricia F. Godley	59	2004	Since 1998, Ms. Godley has been a partner with the law firm of Van Ness Feldman, practicing in the areas of economic and environmental regulation of electric utilities and natural gas companies. Ms. Godley is also a director of the United States Energy Association.
Douglas H. Hunt	55	1995	Since 1995, Mr. Hunt has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.
Brian J. Jennings	47	2006	Since April 2007, Mr. Jennings has served as Chief Financial Officer of Energy Transfer Partners GP, L.P., the general partner of Energy Transfer Partners, L.P., a publicly-traded partnership owning and operating a portfolio of midstream energy assets. From March 2004 to December 2006, Mr. Jennings served as Senior Vice President-Corporate Finance and Development and Chief Financial Officer of Devon Energy Corporation. Mr. Jennings served as Senior Vice President-Corporate Finance and Development of Devon Energy Corporation from 2001 to March 2004.
Steven F. Leer	55	1992	Mr. Leer has been our Chief Executive Officer since 1992. From 1992 to April 2006, Mr. Leer also served as our President. In April 2006, Mr. Leer became Chairman of the board of directors. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Western Business Roundtable and the University of the Pacific and is chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
Thomas A. Lockhart	72	2003	Mr. Lockhart has been a member of the Wyoming State House of Representatives since 2000. Mr. Lockhart also serves on the board of directors of First Interstate Bank of Casper, Wyoming and Blue Cross Blue Shield of Wyoming.
A. Michael Perry	71	1998	Mr. Perry served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 until his retirement in 2001. Mr. Perry also serves on the board of directors of Champion Industries, Inc. and Portec Rail Products, Inc.
Robert G. Potter	68	2001	Mr. Potter was Chairman and Chief Executive Officer of Solutia, Inc. from 1997 until his retirement in 1999. Mr. Potter also serves on the board of directors of Stepan Company.

Name	Age	Director Since	Occupation and Other Information
Theodore D. Sands	62	1999	Since 1999, Mr. Sands has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands also serves on the board of directors of Protein Sciences Corporation and Terra Nitrogen Corporation.
Wesley M. Taylor	65	2005	Mr. Taylor was President of TXU Generation, a company engaged in electricity infrastructure ownership and management. Mr. Taylor served at TXU for 38 years prior to his retirement in 2004. Mr. Taylor also serves on the board of directors of First Energy Corporation.

Board Meetings and Committees

The board of directors has the following five committees: Nominating and Corporate Governance, Finance, Personnel and Compensation, Audit and Energy and Environmental Policy. The table below contains information concerning the membership of each of the committees and the number of times the board and each committee met during 2007. Each director attended at least 75% of the total number of meetings of the board and of the committees on which he or she serves. In addition, all directors are expected to attend the annual meeting of stockholders, and all of them attended last year's annual meeting.

	Board	Nominating and Corporate Governance	Finance	Personnel and Compensation	Audit	Energy and Environmental Policy
Mr. Boyd	•	▲	•		•	
Mr. Burke	•	•		•	▲	
Mr. Eaves	•		•			•
Ms. Godley	•		•		•	▲
Mr. Hunt	•		•	•		•
Mr. Jennings	•		•		•	•
Mr. Leer	▲		•			
Mr. Lockhart	•		•	•	•	
Mr. Perry	•	•			•	•
Mr. Potter	•	•		▲	•	
Mr. Sands	•		▲	•		•
Mr. Taylor	•		•	•		▲
Number of 2007 meetings	7	6	5	4	10	1

▲ Chair • Member

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for the following items:

- identifying individuals qualified to become directors and recommending candidates for membership on the board of directors and its committees, as described under the heading "Nomination Process for Election of Directors" on page 11;
- developing and recommending the corporate governance guidelines to the board of directors;
- reviewing and recommending compensation of non-employee directors; and
- reviewing the effectiveness of board governance, including overseeing an annual assessment of the performance of the board of directors and each of its committees.

The board of directors has determined, in its judgment, that the Nominating and Corporate Governance Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and operates under a written charter adopted by the board of directors, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com and is available in print to any stockholder upon request.

Finance Committee

The Finance Committee reviews and approves fiscal policies relating to our financial structure, including our debt, cash and risk management policies. The Finance Committee also reviews and recommends to the board appropriate action with respect to significant financial matters, including dividends on our capital stock, major capital expenditures and acquisitions, and funding policies of our employee benefit plans.

Personnel and Compensation Committee

The Personnel and Compensation Committee is responsible for the following items:

- reviewing and recommending to the board of directors our compensation programs;
- reviewing and recommending to the board of directors the participation of executives and other key management employees in the various compensation plans; and
- monitoring our succession planning and management development practices.

The board has determined, in its judgment, that the Personnel and Compensation Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and operates under a written charter adopted by the entire board, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com and is available in print to any stockholder upon request. The report of the Personnel and Compensation Committee can be found on page 40 of this proxy statement.

Audit Committee

The Audit Committee is responsible for the following items:

- monitoring the integrity of our consolidated financial statements, internal accounting, financial controls, disclosure controls and financial reporting processes;
- confirming the qualifications and independence of our independent registered public accounting firm;
- evaluating the performance of our internal audit function and our independent registered public accounting firm; and
- reviewing our compliance with legal and regulatory requirements.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. The board of directors has determined, in its judgment, that the Audit Committee is composed entirely of independent directors as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934 and operates under a written charter adopted by the board of directors, a copy of which is published under "Corporate Governance" in the Investors section of our website at archcoal.com and is available in print to any stockholder upon request.

The board of directors has also determined, in its judgment, that Mr. Burke and Mr. Jennings are "audit committee financial experts" and that each member of the Audit Committee is "financially literate." Our corporate governance guidelines do not currently restrict the number of audit committees of public companies on which members of our Audit Committee may serve. The board of directors has determined that none of the members of the Audit Committee currently serves on the audit committees of more than three public companies. The report of the Audit Committee can be found on page 41 of this proxy statement.

Energy and Environmental Policy Committee

The Energy and Environmental Policy Committee reviews, assesses and provides advice to the board of directors on current and emerging energy and environmental policy trends and developments that affect or could affect us. In addition, the Energy and Environmental Policy Committee makes recommendations concerning whether and to what extent we should become involved in current and emerging energy and environmental policy issues.

Compensation Committee Interlocks and Insider Participation

None of the directors who served on the Personnel and Compensation Committee during 2007 has been an officer or employee of ours. None of our executives has served on the board of directors or compensation committee of any other entity that has or has had one or more executives serving as a member of our board of directors or compensation committee.

Nomination Process for Election of Directors

The Nominating and Corporate Governance Committee has responsibility for assessing the need for new directors to address specific requirements or to fill a vacancy. The committee initiates a search for a new candidate seeking input from our chairman and from other directors. The committee may retain an executive search firm to identify potential candidates. All candidates must meet the requirements specified in our corporate governance guidelines. Candidates who meet those requirements and otherwise qualify for membership on our board of directors are identified, and the committee initiates contact with preferred candidates. The committee regularly reports to the board of directors on the progress of the committee's efforts. The committee meets to consider and approve final candidates who are then presented to the board of directors for consideration and approval. Our chairman or the chairman of the Nominating and Corporate Governance Committee may extend an invitation to join the board of directors.

Stockholder recommendations should be submitted in writing to Robert G. Jones, our secretary, and should include information regarding nominees required under our bylaws. Individuals recommended by stockholders will receive the same consideration received by individuals identified to the Nominating and Corporate Governance Committee through other means.

Communicating with the Board of Directors

Our board of directors has established procedures intended to facilitate communication directly with the board of directors, the non-employee directors or the Audit Committee. Such communications may be confidential or anonymous, and may be reported by phone to our confidential hotline at 866-519-1881 or by writing to the individual directors or group in care of Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, Attention: Vice President-Law, General Counsel and Secretary. All such communications are promptly communicated to the chairman of the Audit Committee or our Director of Internal Audit, as appropriate.

ELECTION OF DIRECTORS (PROXY ITEM NO. 1)

The terms of four directors (Messrs. Boyd, Eaves, Hunt and Perry) will expire at the annual meeting. Our board of directors has nominated each of those individuals for re-election for a three-year term that will expire in 2011. The board of directors is not aware that any nominee will be unwilling or unable to serve as a director. All nominees have consented to be named in the proxy statement and to serve if elected. If, however, a nominee is unavailable for election, your proxy authorizes us to vote for a replacement nominee if the board of directors names one. As an alternative, the board of directors may reduce the number of directors to be elected at the meeting.

The board of directors recommends a vote "**FOR**" these nominees.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM (PROXY ITEM NO. 2)

Ernst & Young LLP was our independent public accounting firm for 2007. The Audit Committee has appointed Ernst & Young LLP as our independent public accounting firm for 2008. The Audit Committee and the board of directors are requesting that stockholders ratify this appointment as a means of soliciting stockholders' opinions and as a matter of good corporate governance. If the stockholders do not ratify the selection of Ernst & Young LLP, the Audit Committee will consider any information submitted by stockholders in connection with the selection of the independent public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interests and the best interests of our stockholders.

Representatives of Ernst & Young LLP will attend the annual meeting and will have the opportunity to make a statement if they desire to do so.

During 2007 and 2006, Ernst & Young LLP charged fees for services rendered to us as follows:

Service	Fee 2007	2006
Audit(1)	$1,464,800	$1,327,535
Audit-related(2)	17,000	461,150
Tax	—	—
All Other	—	—

(1) Audit services performed by Ernst & Young LLP in 2007 and 2006 included the annual financial statement audit (including required quarterly reviews) and other procedures performed by Ernst & Young LLP to form an opinion on our consolidated financial statements.

(2) Audit-related services performed by Ernst & Young include, for 2007, a review of certain performance conditions associated with our performance-contingent phantom stock award payouts and a review of a registration statement we filed with the Securities and Exchange Commission. For 2006, audit-related services included an audit of the properties we sold to Magnum Coal Company in December 2005.

The Audit Committee has adopted an audit and non-audit services pre-approval policy that requires the committee, or the chairman of the committee, to pre-approve services to be provided by our independent public accounting firm. The Audit Committee will consider whether the services to be provided by the independent public accounting firm are prohibited by the Securities and Exchange Commission's rules on auditor independence and whether the independent public accounting firm is best positioned to provide the most effective and efficient service. The Audit Committee is mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve such services. The Audit Committee has delegated to the chairman of the committee pre-approval authority between committee meetings, and the chairman must report any pre-approval decisions to the committee at the next regularly scheduled committee meeting.

The board of directors recommends a vote "**FOR**" ratification of the appointment of Ernst & Young LLP as our independent public accounting firm.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

We believe that our success in creating long-term value for our stockholders depends on our ability to attract, motivate and retain highly talented executives. As a result, our executive compensation program is designed to offer competitive compensation in a manner that promotes our strategic objective of being a leader in safety performance, environmental stewardship and stockholder return. We motivate our executives by providing them with opportunities to receive payouts under incentive awards upon the achievement of these objectives.

At the beginning of 2007, the Personnel and Compensation Committee reviewed the design of our executive compensation program. As a result of that assessment, the board of directors, upon the recommendation of the committee, determined to replace the value of restricted stock units and performance units with stock options. In making its recommendation, the committee determined that long-term stock price appreciation is reflective of our achievement of the long-term performance objectives established by our board of directors. As a result and in an effort to simplify our long-term incentive compensation programs, the board of directors determined to use stock options as a way to encourage long-term performance. The committee continually reviews the use of stock options and other forms of long-term compensation in order to determine those forms that it believes will most effectively achieve its compensation objectives.

Our Compensation Philosophy

Our Personnel and Compensation Committee believes that an effective executive compensation program should encompass the following fundamental objectives:

- Compensation should be competitive with other similarly-sized public companies in our industry.
- Compensation should vary with our performance as well as with fluctuations in the price of our common stock.
- Compensation should inspire performance that exceeds the performance targets that we set.
- A greater percentage of compensation for executives who have higher levels of responsibility for our performance should be subject to greater risk.

We have designed our executive compensation program around these beliefs. We believe our executive compensation program achieves our goal of attracting, motivating and retaining highly talented executives.

Our Compensation Process

The Personnel and Compensation Committee regularly reviews the design of our executive compensation program. In doing so, the committee analyzes competitive compensation data for a peer group and for the S&P Midcap 400 Index and other survey data for our industry provided by a compensation consultant. The consultant reports directly to the committee. For the past several years, Watson Wyatt has

assisted the committee in assessing the appropriateness of our peer group. For 2007, our peer group consisted of the following: Alpha Natural Resources, Inc., Cleveland-Cliffs, Inc., CONSOL Energy, Inc., Foundation Coal Holdings, Inc., International Coal Group, Inc., Martin Marietta Materials, Massey Energy Company, Minerals Technologies, Inc., Peabody Energy Corporation and Vulcan Materials Co. In addition, Watson Wyatt provided an assessment of our overall program design and compared total compensation for each of our executives to the corresponding amounts for the companies included in our peer group and other comparator groups.

Annually, the committee evaluates the performance of our chief executive officer and makes recommendations to the board of directors regarding his compensation. In doing so, the committee uses the information provided by the consultant and financial and operating performance data provided by management. The committee reviews the various elements of our chief executive officer's compensation, including his salary, annual and long-term incentive awards and perquisites. Historically, the committee has not considered accrued pension benefits, deferred compensation, thrift plan amounts or existing stock ownership in making its recommendations. The committee believes that the compensation opportunities granted to our chief executive officer, while higher in the aggregate than compensation granted to our other executives, is appropriate relative to the compensation of our other executives taking into consideration the level of our chief executive officer's responsibilities.

Our chief executive officer and Vice President-Human Resources assist the committee by recommending base salaries and targeted payout amounts under our annual and long-term incentive awards for each of the other executives. The committee considers the executive's level of responsibility and ability to impact our future performance when evaluating those recommendations. Neither our chief executive officer nor the Vice President-Human Resources recommends his or her own base salary or targeted payout amounts under our annual or long-term incentive awards.

After the end of the performance period to which a particular incentive award applies, the committee reviews our performance relative to the applicable performance targets and recommends payouts based on that performance. The committee retains discretion to recommend payouts that are above or below actual performance levels for the applicable performance period. For purposes of determining the amount of a payout to recommend, the committee may also consider infrequent or non-recurring items that are not reflective of ongoing operations or the effects of major corporate transactions or other items that the committee determines, in its judgment, significantly distort the comparability of our actual performance against the performance targets.

Elements of Our Compensation Program

In keeping with the philosophy established by our Personnel and Compensation Committee, we use the following compensation elements to achieve our objective of attracting, motivating and retaining highly talented executives:

- base salary;
- short- and long-term incentive opportunities;

- equity-based awards; and
- certain limited perquisites.

Each executive is eligible to participate in the same health and welfare plans as our other eligible employees. These plans include medical and dental insurance, life, travel and accidental death and dismemberment insurance, short- and long-term disability coverage and participation in our qualified defined benefit pension plan, our supplemental retirement plan and our qualified defined contribution plan. In addition, each executive receives an employment agreement and is eligible to participate in our deferred compensation plan.

We have included a description of each key element of our compensation program below:

Base salary — We provide each executive with an annual base salary. Base salaries for our executives depend on the scope of their responsibilities, competitive market compensation paid by other companies for similar positions and salaries paid to the executives' peers within the company. The Personnel and Compensation Committee believes that a higher percentage of total compensation for those executives with a greater ability to influence the achievement of our objectives should be variable and, therefore, subject to greater risk. In general, as the position and amount of responsibility for an executive increase, a greater percentage of that executive's total compensation will be variable. As a result, executives with the highest level and amount of responsibility generally have the lowest percentage of their total compensation fixed as base salary and the highest percentage of their total compensation dependent upon short- or long-term incentive awards.

At the beginning of 2007, upon the recommendation of the Personnel and Compensation Committee, our board of directors approved increases in the annual base salaries for our executives ranging from 0% to 27%, with higher percentages attributable to executives receiving promotions or significant increases in the scope of their responsibilities. The salaries of the executives named in this proxy statement for 2007 and 2006 are shown in the table on page 22 of this proxy statement.

Annual cash incentive awards — We provide approximately 225 key employees, including the executives named in this proxy statement, an opportunity to earn additional cash compensation through annual cash incentive awards. Early each year, the Personnel and Compensation Committee considers whether annual cash incentives should be awarded for that year. If so, the committee recommends to the board of directors the group of employees eligible to receive an award for that year. Annual cash incentive awards contain various incentive levels based on the participant's accountability and impact on our performance, with target opportunities established as a percentage of base salary. For 2007, the target opportunities available to the executives named in this proxy statement as a percentage of their base salaries ranged from 50% to 100%, with higher percentages attributable to those executives who are more likely to influence our annual performance.

Payouts under the annual cash incentive awards depend upon our earnings before interest, taxes, depreciation and amortization (EBITDA), earnings per share, safety and environmental performance and, for some employees, our production costs per ton. Some or all of these performance measures may be used

for our other key employees, and the performance measures may differ for various groups or classifications of employees. By identifying meaningful performance measures and by assigning certain measures greater weight, we are able to more closely align compensation to the achievement of those business objectives over which particular employees have the greatest impact.

In order to inspire performance above the targets that we set and to acknowledge certain levels of performance below the targets that we set, annual cash incentive awards contain minimum, target and maximum levels for each performance measure. Payouts under the awards depend upon the achievement of our objectives. The table below shows the threshold and maximum performance levels for the executives named in this proxy statement for 2007. We may prorate payouts under the annual cash incentive awards for performance levels that fall within these ranges.

Performance Measure	Threshold	Maximum
EBITDA	25%	200%
Earnings per share	25%	200%
Safety	25%	200%
Environmental	80%	150%
Production costs per ton	25%	200%

We base our EBITDA, earnings per share and production costs per ton performance targets on the annual budget reviewed and approved by the board of directors. We base our safety and environmental performance targets on our prior performance history. The Personnel and Compensation Committee considers the performance targets approved by the board of directors to be challenging given conditions prevailing within the coal industry at the time and, with respect to the safety and environmental performance targets, given the strength of our performance in those areas in recent periods. Over the past five years, we have paid amounts to the executives named in this proxy statement under annual cash incentive awards above the target levels in only one year.

In early 2008, upon the recommendation of the Personnel and Compensation Committee, the board of directors approved payouts under the annual cash incentive awards at levels slightly below target based on our performance relative to the performance targets approved by the board of directors at the beginning of 2007. Payouts under annual cash incentive awards for 2007 and 2006 for the executives named in this proxy statement are shown in the table on page 22 of this proxy statement. The threshold, target and maximum annual cash incentives awarded to the executives named in this proxy statement in 2007 are shown in the table on page 24 of this proxy statement.

Restricted stock and restricted stock units — From time to time, we may grant restricted stock or restricted stock units to our executives. In the past, the board of directors has used restricted stock and restricted stock unit awards as a retention incentive. Restricted stock and restricted stock units can provide a significant retention incentive since they have real, current value that an executive may forfeit if his or her employment terminates before the awards vest. Additionally, restricted stock and restricted stock units help achieve the Personnel and Compensation Committee's goal of compensating our executives for long-term stock price appreciation. In the past, the board of directors has used restricted stock units rather than

restricted stock because the executives could elect to defer receipt of the common stock and the corresponding tax obligations upon vesting.

Restricted stock awards generally cliff vest at the end of a specified period or, in some cases, may vest ratably over a specified period of time, subject to the executive's continued employment. Restricted stock unit awards generally vest over a three-year period, with one-third vesting on each anniversary of the grant date, subject to the executive's continued employment. The Personnel and Compensation Committee has not considered the number of shares of our common stock held by an executive in recommending subsequent awards of restricted stock or restricted stock units.

Holders of unvested restricted stock receive dividends in the same amounts and on the same record dates established by our board of directors for payment of common stock dividends. We pay dividend equivalent amounts in cash to the executives based on the number of unvested restricted stock units held by the executives on the record dates established by our board of directors for payment of common stock dividends. Dividend equivalents are paid on unvested restricted stock units at the same rate as the cash dividends we pay on our outstanding common stock.

We did not award restricted stock or restricted stock units to any of the executives named in this proxy statement during 2007. Unvested restricted stock or restricted stock units awarded to the executives named in this proxy statement in prior years are shown in the table on page 25 of this proxy statement.

In February 2008, upon the recommendation of the Personnel and Compensation Committee, the board of directors approved one-time awards of restricted stock units to Messrs. Leer and Eaves. In keeping with the philosophy established by our Personnel and Compensation Committee, the board of directors intend for these awards, together with the one-time stock option awards discussed below, to provide a significant retention incentive for these key executives. As such, one-half of the restricted stock units vests at the end of three years and the other half vests at the end of four years, subject to each executive's continued employment.

Performance units — From time to time, we may award performance units to key employees, including the executives named in this proxy statement, to motivate them to focus on our performance over a multi-year period. Performance units provide an opportunity for key employees to earn additional compensation upon the successful achievement of our objectives over a three-year performance period. Each performance unit represents the right to receive $1.00 per unit, which we may pay in cash, stock or a combination of cash and stock.

Payouts under the performance units generally depend upon the relationship of the compound annual growth rate of our EBITDA to that of a peer group and the percentage improvement in our safety and environmental performance. In the past, we have assigned greater weight to EBITDA performance and equal weight to our safety and environmental performance. In order to inspire performance above the targets we set, the performance units include target and maximum levels for each performance measure. In addition, in order to acknowledge certain levels of performance below the targets we set, the performance units include a threshold level for EBITDA. Payouts within these ranges depend upon our performance relative to the targets.

We base our EBITDA performance targets on the long-term forecast reviewed by the board of directors and on the recent growth in EBITDA for certain companies within our peer group. We base our safety and environmental performance targets on our prior performance history. The Personnel and Compensation Committee considers the performance targets approved by the board of directors to be challenging since higher payouts require us to outperform our peer group over an extended period of time.

In early 2008, upon the recommendation of the Personnel and Compensation Committee, the board of directors approved payouts under the performance units awarded in 2005 at levels slightly below target based on our safety and environmental performance over a three-year period relative to the performance targets approved by the board of directors at the beginning of 2005. Payouts for 2007 and 2006 under performance units awarded to the executives named in this proxy statement in prior years are shown in the table on page 22 of this proxy statement. We did not award performance units to any of the executives named in this proxy statement during 2007.

Stock options — From time to time, we may grant stock options to our executives. In the past, the board of directors has used stock options as a retention incentive. Stock options help achieve the Personnel and Compensation Committee's goal of compensating our executives for long-term stock price appreciation. Stock options represent the opportunity to buy shares of our common stock at a fixed price at a future date. Under the terms of our stock incentive plan, the exercise price of stock options cannot be less than the fair market value of a share of our common stock on the date the options are granted. As such, stock options have value for our executives only if the price of our common stock increases after the date the options are granted.

In general, the board of directors approves stock option grants annually in connection with our annual performance assessment and evaluation process. Our policy is to issue stock options on the dates on which the awards are approved and to set the exercise prices of these stock option awards equal to the closing market price of our common stock on the dates on which the awards are approved. Our stock options vest over stated vesting periods measured from the date of grant. In general, options are not fully exercisable until three years after the date of grant and expire after ten years, except in certain limited circumstances.

Upon the recommendation of the Personnel and Compensation Committee, the board of directors approved stock option awards to our executives during 2007. The grant date fair values of the stock options awarded to the executives named in this proxy statement as a percentage of their base salaries ranged from 150% to 214%, with higher percentages attributable to those executives who are most likely to influence our long-term performance. Certain information about the stock options awarded to the executives named in this proxy statement in 2007 is shown in the table on page 24 of this proxy statement. Unvested stock options awarded to the executives named in this proxy statement in 2007 are shown in the table on page 25 of this proxy statement. We did not award stock options to any of the executives named in this proxy statement during 2006.

In February 2008, upon the recommendation of the Personnel and Compensation Committee, the board of directors approved one-time awards of stock options to Messrs. Leer and Eaves. In keeping with the philosophy established by our Personnel and Compensation Committee, the board of directors intend

for these awards, together with the one-time restricted stock unit awards discussed above, to provide a significant retention incentive for these key executives. As such, one-half of the stock options vests at the end of three years and the other half vests at the end of four years, subject to each executive's continued employment.

Performance-contingent phantom stock — In 2005, we awarded performance-contingent phantom stock to our executives. The board of directors used performance-contingent phantom stock in order to provide executives with an opportunity to receive additional compensation ranging from 15% to 40% of their targeted total compensation for exceptional long-term financial performance. Target payouts under the performance-contingent phantom stock awards are based on the extent to which each executive has the ability to impact our long-term financial performance. In order to align the interests of our executives with the long-term interests of our stockholders, payouts under the performance-contingent phantom stock awards depend upon the attainment of a sustained average closing price of our common stock and the achievement of a minimum EBITDA over the trailing 12-month period. The Personnel and Compensation Committee considers the objectives used for these awards to be challenging since higher payouts require long-term stock price appreciation to be attributable, in part, to our achievement of specified levels of EBITDA instead of appreciation in the broader equity market or coal industry generally.

Under these awards, our executives could earn one-half of the performance-contingent phantom stock awards if the average closing price of our common stock for a period of 20 consecutive trading days meets or exceeds $35.00, subject to the achievement of the EBITDA component of the award. The other one-half of the 2005 performance-contingent phantom stock awards could be earned if the average closing price of our common stock for a period of 20 consecutive trading days meets or exceeds $40.00, subject to the achievement of the EBITDA component of the award. Payouts under the performance-contingent phantom stock awards depend on the extent to which the compound annual growth rate of our EBITDA for the preceding 12 months, with a starting value equal to a target EBITDA established at the time the award was granted, falls within certain ranges.

Under these awards, one-half of any payout amount that an executive elects not to defer is paid in the form of cash and the other one-half is paid in shares of our common stock. We will pay the amount that an executive elects to defer in shares of our common stock.

In early 2007, our board of directors determined that the performance conditions associated with one-half of the 2005 performance-contingent phantom stock awards had been satisfied, and, as a result, we paid out that portion of the award. In addition, in early 2008, our board of directors determined that the performance conditions associated with the remainder of the 2005 performance-contingent phantom stock awards had been satisfied, and, as a result, we paid that portion of the award in 2008. We did not award any performance-contingent phantom stock to our executives during 2007 or 2006.

Perquisites and other benefits — We provide some of our executives with other benefits that are not tied to any formal performance objectives. In particular, we pay for the cost of the following items for certain of our executives:

- financial and tax planning services;

- annual dues associated with social and professional club memberships;
- annual physical examinations; and
- tax gross-up amounts attributable to such benefits.

In limited circumstances approved by our chief executive officer, our president or our chief financial officer, some of our executives are permitted to use our corporate aircraft for personal travel. On occasion, we pay for the cost of spousal travel to out-of-town board meetings. The perquisites paid to the executives named in this proxy statement in 2007 and 2006 are shown in the table on page 23 of this proxy statement.

Supplemental pension plan benefits — We sponsor a tax-qualified defined benefit pension plan covering all of our eligible employees, including our executives. The Internal Revenue Code limits the amount of qualified retirement benefits we may provide for certain employees. As a result, we sponsor a supplemental retirement plan that provides eligible employees, including the executives named in this proxy statement, with additional retirement benefits that would otherwise be available under our defined benefit pension plan but for the limitations contained in the Internal Revenue Code. For more information about our defined benefit pension plan and our supplemental retirement plan, including the accumulated benefits attributable to the executives named in this proxy statement, you should see "Pension Benefits" beginning on page 27 of this proxy statement.

Deferred compensation plan — We sponsor a tax-qualified defined contribution plan covering all of our eligible employees, including the executives named in this proxy statement. Under this plan, eligible employees may contribute up to 50% of their base salaries to the plan, subject to certain limitations contained in the Internal Revenue Code. We contribute one dollar for each dollar contributed by our employees, up to a maximum of 6% of employees' base salaries. The Internal Revenue Code limits the amount certain of our employees may contribute to our defined contribution plan in any tax year. As a result, we sponsor a non-qualified deferred compensation plan that allows eligible employees, including the executives named in this proxy statement, to defer receipt of a portion of their base salaries and annual cash and long-term incentive awards not subject to these limits. The deferred compensation plan provides higher-paid employees with the full company matching contribution to which they would otherwise be entitled under our defined contribution plan but for the limitations contained in the Internal Revenue Code. For more information about our deferred compensation plan, including information about amounts attributable to the executives named in this proxy statement, you should see "Non-Qualified Deferred Compensation" beginning on page 28 of this proxy statement.

Employment agreements — In order to provide certain key employees, including the executives named in this proxy statement, with some financial security in the event their employment with us is terminated without cause or under certain circumstances following a change of control, we provide those employees with employment agreements. Those agreements provide for cash payments to the key employees in the event their employment with us is terminated under certain circumstances. The Personnel and Compensation Committee believes that the employment agreements we maintain with our key employees provide a meaningful mechanism by which to retain those individuals who are most capable of affecting our future

performance. For more information about the employment agreements with the executives named in this proxy statement, you should see "Potential Payments Upon Termination of Employment or Change-in-Control" beginning on page 29 of this proxy statement.

Stock ownership guidelines — Our board of directors has adopted stock ownership guidelines that are intended to promote meaningful stock ownership by our executives. These guidelines specify a number of shares of our common stock, including unvested restricted stock, unvested restricted stock units, shares held through our defined contribution plan and hypothetical shares of our common stock held through the deferred compensation plan described above, that our executives must accumulate by January 1, 2009 or, if elected after January 1, 2004, within five years of becoming an executive. The specific share holding requirements are determined based on a multiple of base salary ranging from one to three times, with the higher multiples applicable to the executives having the highest levels of responsibility. As of December 31, 2007, each of the executives satisfied the stock ownership goal adopted by the board of directors.

Impact of Tax Considerations on Compensation

The Internal Revenue Code limits the amount of the tax deduction we are entitled to take for compensation paid to the executives named in this proxy statement for a particular year unless the compensation meets specific standards. We may deduct compensation in excess of $1 million if compensation is "performance-based" and is paid pursuant to a plan that meets certain requirements. In developing, implementing and administering our executive compensation program, our Personnel and Compensation Committee considers the impact of these limits and balances the desire to maximize the deductibility of compensation with the goal of attracting, motivating and retaining highly talented executives.

We generally seek to maximize the tax deductibility of all elements of compensation. However, in light of the need to maintain flexibility in administering our executive compensation program, the committee retains discretion to recommend that the board of directors approve compensation in excess of the limits, even if a portion of it may not be deductible.

Summary Compensation Table

The following table is a summary of compensation information for our chief executive officer, our chief financial officer and each of the other three most highly compensated executives for 2007 and 2006:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Steven F. Leer	2007	$800,000	—	$ 224,775	$468,983	$1,272,800	$198,008	$102,634	$3,067,200
Chairman and Chief Executive Officer	2006	750,000	—	2,999,550	152,011	1,433,200	190,858	89,853	5,615,472
Robert J. Messey	2007	350,000	—	354,015	157,890	397,300	63,229	51,617	1,374,051
Senior Vice President and Chief Financial Officer	2006	335,000	—	1,432,161	47,568	582,800	52,982	51,765	2,502,276
John W. Eaves.	2007	500,000	—	611,786	303,797	690,400	68,185	125,440	2,299,608
President, Chief Operating Officer and Director	2006	450,000	—	2,197,614	49,929	811,200	83,273	78,971	3,670,987
Robert G. Jones.	2007	315,000	—	123,499	187,671	447,256	31,203	43,817	1,148,446
Vice President - Law, General Counsel and Secretary	2006	300,000	—	479,244	40,555	680,798	49,364	38,997	1,588,958
Paul A. Lang	2007	350,000	—	222,661	217,627	205,740	49,422	37,274	1,082,724
Senior Vice President - Operations	2006	350,000	—	482,820	16,666	348,051	62,377	30,693	1,290,607

(1) Amounts shown include amounts that the executives named in this proxy statement elected to defer, on a discretionary basis, pursuant to our deferred compensation plan.

(2) Amounts shown represent the compensation cost we recognized in our consolidated financial statements as a result of certain stock or stock option awards made during the year indicated and in prior years. We have determined the compensation cost in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.* The compensation cost is subject to certain estimates and assumptions described in Note 16 to our consolidated financial statements for the year ended December 31, 2007 and under the heading "Stock-Based Compensation" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2007. Amounts shown do not necessarily represent the actual amount of compensation received by the executives.

(3) Amounts shown include the following payouts:

Name	Year	Annual Cash Incentive Awards	Performance Unit Awards
Steven F. Leer	2007	$700,800	$572,000
	2006	523,200	910,000
Robert J. Messey	2007	153,300	244,000
	2006	155,800	427,000
John W. Eaves.	2007	350,400	340,000
	2006	251,200	560,000
Robert G. Jones.	2007	138,000	309,256
	2006	139,600	541,198
Paul A. Lang.	2007	145,900	59,840
	2006	251,700	96,351

Amounts shown include amounts that the executives named in this proxy statement elected to defer, on a discretionary basis, pursuant to our deferred compensation plan.

(4) Amounts shown represent the changes in the actuarial present value of the accumulated benefits for the executives named in this proxy statement under our defined benefit pension plans, including our supplemental retirement plan, computed in accordance with Statement of Financial Accounting Standards No. 87, *Employer's Accounting for Pensions.* The present value of accumulated benefits is subject to certain actuarial assumptions described in Note 13 to our consolidated financial statements for the year ended December 31, 2007 and under the heading "Employee Benefit Plans" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(5) Amounts shown include the following:

Name	Year	Matching Contributions to Thrift Plan	Credits Under Deferred Compensation Plan	Dividend Equivalents	Financial Planning Services	Club Membership Dues	Tax Reimbursements	Other*	Total
Steven F. Leer. . . .	2007	$12,250	$33,431	$ 2,376	$ 9,016	$11,860	$15,399	$18,302	$102,634
	2006	11,513	31,895	9,687	9,150	7,620	13,057	6,931	89,853
Robert J. Messey. .	2007	13,500	6,851	1,052	9,368	8,020	12,826	—	51,617
	2006	13,200	6,294	6,441	8,600	7,620	8,382	1,228	51,765
John W. Eaves . . .	2007	12,827	14,315	28,421	13,802	15,780	23,942	16,353	125,440
	2006	12,645	13,520	27,901	9,040	7,020	8,082	763	78,971
Robert G. Jones . .	2007	7,985	11,950	971	13,185	—	9,726	—	43,817
	2006	6,034	8,633	2,558	12,270	—	7,065	2,437	38,997
Paul A. Lang	2007	13,036	5,338	450	10,266	—	7,771	413	37,274
	2006	11,345	1,056	550	11,310	—	5,757	675	30,693

* Other items shown in the table above include reimbursement of the costs of annual physical examinations for Messrs. Leer and Jones, reimbursement of spousal travel expenses incurred in connection with their attendance at an out-of-town board meeting in 2006 for Messrs. Leer, Messey, Eaves and Jones, personal use of corporate aircraft in 2007 for Messrs. Leer and Eaves and matching contributions to institutions of higher education in 2006 for Mr. Leer. We determined the aggregate incremental cost of financial planning services, club membership dues, annual physical examinations and spousal travel expenses by reference to our actual out-of-pocket costs for such benefits or a prorated portion of our actual out-of-pocket costs in the event such costs were not separately identifiable. We determined the aggregate incremental cost of the personal use of corporate aircraft by reference to a cost-per-flight-hour charge developed by a nationally-recognized and independent service. This flight-hour charge reflects the direct operating costs of the aircraft, including fuel, additives and lubricants, airport fees and assessments, as well as aircraft landing and parking, customs and permit fees, in-flight supplies and food, and flight planning and weather services. In addition, the flight-hour charge provides for periodic engine and auxiliary power unit overhauling, outside labor and maintenance parts for the airframe, engine and avionics, crew travel expenses and other miscellaneous costs.

Grants of Plan-Based Awards for the Year Ended December 31, 2007

The following table shows information relating to the grants of certain equity and non-equity awards made to the executives named in this proxy statement during 2007:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Shares of Stock or Units (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)			
Steven F. Leer	02/22/07	$266,000	$800,000	$1,540,000	—	$ —	$ —
	02/22/07	—	—	—	133,050	32.99	1,878,948
Robert J. Messey . .	02/22/07	58,188	175,000	336,875	—	—	—
	02/22/07	—	—	—	44,800	32.99	632,576
John W. Eaves	02/22/07	133,000	400,000	770,000	—	—	—
	02/22/07	—	—	—	86,200	32.99	1,217,144
Robert G. Jones . . .	02/22/07	52,369	157,500	303,188	—	—	—
	02/22/07	—	—	—	53,250	32.99	751,890
Paul A. Lang	02/22/07	58,188	175,000	336,875	—	—	—
	02/22/07	—	—	—	61,750	32.99	871,910

(1) Amounts represent the potential amounts payable to the executives named in this proxy statement under the annual cash incentive awards for 2007 assuming threshold, target and maximum levels of performance. Amounts paid to the executives named in this proxy statement under our annual cash incentive awards for 2007 have been included under the column entitled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table on page 22 of this proxy statement.

(2) Amounts represent the number of stock options we granted to the executives named in this proxy statement during 2007. You should see the information under the heading "Elements of Our Compensation Program" in the section entitled "Compensation Discussion and Analysis" beginning on page 13 of this proxy statement for more information about our stock option awards.

(3) Amounts represent the grant date fair value of stock options we awarded to the executives named in this proxy statement for 2007 determined in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*. The compensation cost is subject to certain estimates and assumptions described in Note 16 to our consolidated financial statements for the year ended December 31, 2007 and under the heading "Stock-Based Compensation" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Outstanding Equity Awards at December 31, 2007

The following table shows information relating to the equity awards previously made to the executives named in this proxy statement which remain outstanding at December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Steven F. Leer . . .	218,900(2)	—	—	$ 9.08	02/28/12	—	$ —	—	$ —
	218,900(3)	—	—	11.30	04/25/12	—	—	—	—
	—	133,050(4)	—	32.99	02/22/17	—	—	—	—
	—	—	—	—	—	4,600(5)	206,678	—	—
	—	—	—	—	—	4,200(6)	188,706	—	—
	—	—	—	—	—	—	—	67,400(7)	3,028,282
Robert J. Messey. .	17,124(2)	—	—	9.08	02/28/12	—	—	—	—
	17,124(3)	—	—	11.30	04/25/12	—	—	—	—
	—	44,800(4)	—	32.99	02/22/17	—	—	—	—
	—	—	—	—	—	1,966(5)	88,332	—	—
	—	—	—	—	—	1,932(6)	86,805	—	—
	—	—	—	—	—	—	—	28,800(7)	1,293,984
John W. Eaves . . .	20,000(8)	—	—	5.34	02/25/09	—	—	—	—
	18,200(9)	—	—	10.98	02/22/11	—	—	—	—
	71,900(2)	—	—	9.08	02/28/12	—	—	—	—
	71,900(3)	—	—	11.30	04/25/12	—	—	—	—
	—	86,200(4)	—	32.99	02/22/17	—	—	—	—
	—	—	—	—	—	100,000(10)	4,493,000	—	—
	—	—	—	—	—	2,732(5)	122,749	—	—
	—	—	—	—	—	2,532(6)	113,763	—	—
	—	—	—	—	—	—	—	40,100(7)	1,801,693
Robert G. Jones . .	9,500(11)	—	—	4.25	02/24/10	—	—	—	—
	25,800(9)	—	—	10.98	02/22/11	—	—	—	—
	58,400(2)	—	—	9.08	02/28/12	—	—	—	—
	58,400(3)	—	—	11.30	04/25/12	—	—	—	—
	—	53,250(4)	—	32.99	02/22/17	—	—	—	—
	—	—	—	—	—	1,866(5)	83,839	—	—
	—	—	—	—	—	1,732(6)	77,819	—	—
	—	—	—	—	—	—	—	8,200(7)	368,426
Paul A. Lang	6,000(3)	—	—	11.30	04/25/12	—	—	—	—
	—	61,750(4)	—	32.99	02/22/17	—	—	—	—
	—	—	—	—	—	1,666(6)	74,853	—	—
	—	—	—	—	—	20,000(12)	898,600	—	—
	—	—	—	—	—	—	—	7,400(7)	332,482

(1) Calculated using the closing price for our common stock as reported on the New York Stock Exchange on December 31, 2007.

(2) Stock options vested at the rate of 25% per year, with vesting dates of February 28, 2003, February 28, 2004, February 28, 2005 and February 28, 2006.

(3) Stock options vested at the rate of 25% per year, with vesting dates of April 25, 2003, April 25, 2004, April 25, 2005 and April 25, 2006.

(4) Stock options vest at the rate of 33⅓% per year, with vesting dates of February 22, 2008, February 22, 2009 and February 22, 2010.

(5) Restricted stock units vest at the rate of 33⅓% per year, with vesting dates of February 24, 2006, February 24, 2007 and February 24, 2008.

(6) Restricted stock units vest at the rate of 33⅓% per year, with vesting dates of February 23, 2007, February 23, 2008 and February 23, 2009.

(7) Performance-contingent phantom stock units vest upon the attainment of a sustained average closing price of our common stock and the achievement of a minimum EBITDA over the trailing 12-month period.

(8) One-sixth of the stock options vested on each of February 25, 2000 and February 25, 2003, and one-third of the stock options vested on each of February 25, 2001 and February 25, 2002.

(9) Stock options vested at the rate of 33⅓% per year, with vesting dates of February 22, 2002, February 22, 2003 and February 22, 2004.

(10) Restricted stock units vest on January 31, 2008.

(11) Stock options vested at the rate of 33⅓% per year, with vesting dates of February 24, 2001, February 24, 2002 and February 24, 2003.

(12) Restricted stock vests on February 24, 2009.

Option Exercises and Stock Vested for the Year Ended December 31, 2007

The following table shows information relating to the exercise or vesting of certain equity awards previously made to the executives named in this proxy statement during 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Steven F. Leer	333,400	$9,719,122	124,930	$4,359,392
Robert J. Messey	—	—	54,622	1,899,409
John W. Eaves	53,000	1,416,041	74,858	2,608,862
Robert G. Jones	4,800	129,516	18,928	644,821
Paul A. Lang	—	—	10,634	388,156

(1) Amounts shown represent the value realized upon exercise of outstanding stock options calculated by multiplying the number of shares acquired upon exercise by the difference between the option exercise price and the fair market value of our common stock on the date of exercise.

(2) Amounts shown represent the portion of outstanding restricted stock units and performance-contingent phantom stock awards that vested during 2007, including shares that the executive elected to defer, on a discretionary basis, under our deferred compensation plan as follows: 124,930 shares for Mr. Leer, 16,322 shares for Mr. Messey, 27,564 shares for Mr. Eaves and 4,173 shares for Mr. Jones.

(3) Amounts shown represent the value realized upon vesting of restricted stock units or performance-contingent phantom stock awards calculated by multiplying the number of shares or units that vested during 2007 by the fair market value of our common stock on the date of vesting.

Pension Benefits

Defined Benefit Pension Plan. We sponsor a defined benefit pension plan covering all of our eligible employees, including our executives. Employees become eligible to participate in the plan after working 1,000 hours. We credit each participant in the plan with a cash balance account. Participants become vested in their cash balance accounts after serving three years with us. Upon retirement or upon termination of employment following three years of service with us, participants or their beneficiaries may elect to receive benefits in a lump sum, in installments over a period of time or at a later date. Under the terms of the plan, normal retirement occurs on the first day of the month following the date a participant turns 65.

We credit each participant's cash balance account with a monthly interest amount based on the U.S. Treasury rate, subject to a minimum rate of 4.25% and a maximum rate of 10%. In addition, we may provide transition credits to employees who participated in certain predecessor plans for a period up to the number of years of credited service with the predecessor plan, subject to certain maximum amounts depending upon the particular plan. The transition contribution rates range from 1% to 4% of compensation, depending upon the participant's age at the end of the year. Annually, we also credit each participant's cash balance account with an amount, reflected as a percentage of compensation, based on the participant's age at the end of the year. For purposes of determining the contribution amount, compensation includes salary, regular wages, overtime pay, earned vacation pay, short-term incentive compensation payments and amounts contributed by the participant to a qualified profit-sharing or cafeteria plan maintained by us, subject to certain limits imposed under the Internal Revenue Code. The following table shows the percentages of compensation we contribute to each participant's account, based on the participant's age at the end of the year:

Age at End of Year	Contribution Rate (% of Compensation)
Less than 30	3%
30-39	4%
40-44	5%
45-49	6%
50-54	7%
55 and over	8%

Supplemental Retirement Plan. We sponsor a supplemental retirement plan covering all of our eligible employees, including our executives, whose retirement benefits under our defined benefit pension plan are limited by the Internal Revenue Code. Under our supplemental retirement plan, each eligible employee is entitled to receive a lump sum amount equal to the difference between the amount that would have been paid under our defined benefit pension plan but for the limitations contained in the Internal Revenue Code and the actual amount that the employee is entitled to receive under our defined benefit pension plan after taking into account the limitations imposed by the Internal Revenue Code. Subject to the limitations contained in the Internal Revenue Code, benefits under the supplemental retirement plan commence on the same date an eligible employee is entitled to begin receiving benefits under the defined benefit pension plan.

The following table shows information relating to the accumulated benefits to which the executives named in this proxy statement are entitled under our defined benefit pension plans at December 31, 2007:

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Steven F. Leer	Arch Coal, Inc. Retirement Account Plan	27	$ 432,457	$ —
	Arch Coal, Inc. Supplemental Retirement Plan	27	1,314,684	—
Robert J. Messey	Arch Coal, Inc. Retirement Account Plan	7	152,076	—
	Arch Coal, Inc. Supplemental Retirement Plan	7	162,472	—
John W. Eaves	Arch Coal, Inc. Retirement Account Plan	26	281,956	—
	Arch Coal, Inc. Supplemental Retirement Plan	26	332,144	—
Robert G. Jones	Arch Coal, Inc. Retirement Account Plan	17	227,822	—
	Arch Coal, Inc. Supplemental Retirement Plan	17	131,272	—
Paul A. Lang	Arch Coal, Inc. Retirement Account Plan	24	237,108	—
	Arch Coal, Inc. Supplemental Retirement Plan	24	96,647	—

(1) Under our defined benefit pension plans, certain executives named in this proxy statement have been credited with additional years of service attributable to employment with one or more predecessor entities as follows: Mr. Leer — 16 years, Mr. Eaves — 15 years, Mr. Jones — 6 years and Mr. Lang — 14 years. In addition to an annual credit to our defined benefit pension plans, each of the executives receives a transition credit ranging from 1% to 4% of his compensation as a result of the additional years of service.

(2) Amounts shown for each named executive represent the actuarial present value of the named executive's accumulated benefit under our defined benefit pension plans as of December 31, 2007, computed in accordance with Statement of Financial Accounting Standards No. 87, *Employer's Accounting for Pensions*. The present value of accumulated benefits is subject to certain actuarial assumptions described in Note 14 to our consolidated financial statements for the year ended December 31, 2007 and under the heading "Employee Benefit Plans" in the section entitled "Critical Accounting Policies" included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Non-Qualified Deferred Compensation

We maintain a deferred compensation plan that allows an eligible employee to defer receipt of his or her base salary and/or annual incentive payment until the date or dates elected by the participant. The amounts deferred are invested in cash accounts that mirror the gains and/or losses of a number of different investment funds, including a hypothetical investment in shares of our common stock. The deferred compensation plan offers participants a wide-range of publicly-available investment funds, including international, U.S. equity, bond and money market funds. These investment funds are substantively similar to the investment alternatives offered to participants of our defined contribution plan. The plan does not offer any above-market rates of return to our executives.

Participants in the plan may defer up to 85% of their base salaries and up to 100% of their annual incentive awards. The plan also allows participants to defer receipt of up to 100% of the shares issuable under any restricted stock units or performance-contingent phantom stock awards granted to executives under our long-term incentive program. Participants are always vested in their deferrals to the plan and any related earnings. We contribute one dollar for each dollar of base salary deferred by participants in the plan, up to a maximum of 6% of the participant's base salaries. We have established a grantor trust to fund our obligations under the deferred compensation plan. The trust has purchased corporate-owned life

insurance to offset these obligations. Participants have an unsecured contractual commitment by us to pay the amounts due under the deferred compensation plan.

Under the plan, we credit each participant's account with the number of units equal to the number of shares or units that the participant could purchase or receive with the amount of compensation deferred under the plan on the date we credit the participant's account, based upon the fair market value of the underlying investment on that date. We will pay the amount of compensation deferred under the plan to the participant (or to his or her designated beneficiary in the event of death) in annual installments or in a lump sum, at the participant's election, following the participant's termination of employment or on the date or dates specified by the participant in his or her payment election. The amount we pay will be based on the number of units credited to each participant's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on the date payment occurs. We may also pay a participant the amount of compensation deferred under the plan prior to the date the participant initially elected to receive payment if we determine that the employee has a demonstrated financial hardship.

The following table shows information relating to the activity in the deferred compensation plan accounts for the executives named in this proxy statement during 2007:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(2)
Steven F. Leer.	$4,584,679	$33,431	$4,541,850	$—	$17,528,169
Robert J. Messey	499,360	6,851	689,626	—	2,230,796
John W. Eaves	1,010,562	14,315	1,081,311	—	4,386,626
Robert G. Jones	171,660	11,950	349,006	—	1,473,908
Paul A. Lang	61,265	5,338	15,501	—	268,502

(1) Amounts shown represent credits we made under our deferred compensation plan to the named executive's account that are intended to provide the named executive with the full company matching contributions to which they would otherwise be entitled under our defined contribution plan but for certain limitations contained in the Internal Revenue Code. We have included these amounts in the column entitled "All Other Compensation" contained in the Summary Compensation Table on page 22.

(2) Amounts shown include the following that we have reported as compensation for 2006 in the Summary Compensation Table on page 22: Mr. Leer — $31,895; Mr. Messey — $6,294; Mr. Eaves — $13,520; Mr. Jones — $8,633 and Mr. Lang — $1,056.

Potential Payments Upon Termination of Employment or Change-in-Control

We maintain certain agreements or arrangements with each of the executives named in this proxy statement that provide for the payment or acceleration of certain benefits in the event that such executive's employment is terminated without cause or following a change-in-control. In addition to the benefits described below, the executives named in this proxy statement would also be entitled to receive certain benefits under our defined benefit pension plan, supplemental retirement plan and deferred compensation plan. You should see the section entitled "Pension Benefits" beginning on page 27 of this proxy statement for more information on the benefits accumulated under our defined benefit pension plan and our supplemental retirement plan that are attributable to each of the executives named in this proxy statement and the section entitled "Non-Qualified Deferred Compensation" beginning on page 28 of this proxy

statement for more information on the aggregate balance maintained under our deferred compensation plan by each of the executives named in this proxy statement.

Potential Payments Upon Termination of Employment

We maintain employment agreements with each of our executives, including the executives named in this proxy statement, and certain other key employees. Each of the employment agreements has a term of one year that is automatically extended for successive one-year periods unless either party terminates the agreement upon at least one year notice prior to the end of any one-year term. Under the employment agreements and certain other arrangements we have with the executives named in this proxy statement, we may be required to provide compensation in the event of a termination of employment or a change in control of the company. As a condition to each executive's entitlement to receive payments under the employment agreements, the executive is required to execute a waiver of claims against us and to abide by certain non-disclosure, non-competition and non-solicitation requirements. These restrictions prohibit executives from engaging in any business that competes with any of our business operations for a period of six months following the date of termination and from soliciting for employment, hiring or retaining any of our employees for a period of one year following the date of termination.

Voluntary termination and termination for cause — Each of the executives named in this proxy statement may terminate his or her employment at any time. In addition, we may terminate the employment of the executives named in this proxy statement for cause at any time. Under the terms of the employment agreements with the executives named in this proxy statement, a termination is for cause if it is for any of the following reasons:

- a willful and continual failure to perform his or her duties;
- gross misconduct that is materially and demonstrably detrimental to us; or
- the commission of a felony.

If we terminate an executive's employment for cause or if an executive terminates his or her employment for any reason prior to a change of control or for other than good reason following a change of control, then we will pay the executive an amount equal to the executive's accrued and unpaid base salary and unused vacation time. If we terminate an executive's employment for cause or if the executive terminates his or her employment for any reason without our consent, then all of the unexpired, unvested restricted stock, restricted stock units, performance units, stock options, performance-contingent phantom stock or other awards granted to the executive under our stock incentive plan that remain outstanding on the date of termination shall automatically be forfeited. If we terminated each of the executives named in this proxy statement for cause or if each of the executives named in this proxy statement terminated his employment on December 31, 2007, then the executives would not have been entitled to receive any amounts from us.

Termination without cause prior to a change of control — Each of the executives named in this proxy statement may be entitled to certain benefits if we terminate the executive's employment for reasons other

than cause. If we terminate an executive without cause prior to a change of control, then under the terms of the employment agreement we will pay the executive a lump sum cash amount equal to the following:

- one times (two times for Mr. Leer) the executive's annual base salary;
- 12 times (18 times for Mr. Leer) the effective monthly COBRA rate;
- 12 times (24 times for Mr. Leer) the applicable monthly life insurance premium rate;
- a pro-rata portion of any amounts to which the executive would be entitled under our annual cash incentive awards or our long-term cash and equity-based incentive awards;
- one times the higher of the executive's annual cash incentive award for the most recent year or the average annual cash incentive award for the three preceding years;
- the matching contribution under our defined contribution plan and executive deferred compensation plan and the annual cash balance credit amounts under our defined benefit plans as if the executive continued to participate in those plans for a period of 12 months (24 months for Mr. Leer) and the amount of any related income taxes; and
- the value of any unused vacation time.

In addition, if we terminate an executive for reasons other than for cause prior to a change of control, all unexpired stock options held by the executive on the date of termination will immediately vest and become exercisable by the executive in accordance with the terms of our stock incentive plan and related stock option award agreements. Also, we have agreed to reimburse the executives named in this proxy statement for the cost of financial counseling services (up to a maximum of $5,000) for a period of 12 months (24 months for Mr. Leer), the cost of reasonable outplacement services for a period of 12 months (24 months for Mr. Leer) and the amount of any excise taxes imposed on the executive under the Internal Revenue Code.

The following table shows the amounts each of the executives named in this proxy statement would receive if we terminated his employment for reasons other than for cause prior to a change of control on December 31, 2007:

	Steven F. Leer	Robert J. Messey	John W. Eaves	Robert G. Jones	Paul A. Lang
Cash payments:					
Cash severance	$2,400,000	$ 525,000	$ 900,000	$ 472,500	$ 525,000
Healthcare coverage	23,750	10,245	15,833	15,833	15,833
Life insurance premiums	7,872	1,722	2,460	1,550	1,722
Incentive awards(1)	2,015,000	703,333	1,125,000	810,670	443,133
Retirement benefits	1,160,030	160,525	331,220	147,564	186,984
Financial counseling and outplacement services	30,000	20,000	20,000	20,000	20,000
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Restricted stock units	—	—	—	—	—
Stock options	1,588,617	534,912	1,029,228	635,805	737,295
Performance-contingent phantom stock	—	—	—	—	—
Total	$7,225,269	$1,955,737	$3,423,741	$2,103,922	$1,929,967

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards or our long-term cash and equity-based incentive awards, we have assumed that we achieved target levels of performance under those awards.

Termination in connection with a change of control — Each of the executives named in this proxy statement may be entitled to certain benefits if we terminate the executive's employment for reasons other than cause following a change of control or if the executive terminates his or her employment for good reason during the two years following a change of control. Under the terms of the employment agreements with the executives named in this proxy statement, a termination is for good reason if it is for any of the following reasons:

- a material diminution in position, title, duties, responsibilities or authority;
- a reduction in base salary or a failure to increase base salary by a percentage that is similar to the average percentage increase in base salary for other officers;
- (i) the discontinuation of an incentive, retirement, stock ownership or health and welfare plan, (ii) the adoption of changes to those plans that would adversely affect participation or materially reduce benefits or (iii) the reduction of incentive compensation levels;
- the relocation of our executive offices outside the St. Louis metropolitan area or the failure to pay relocation expenses, including the amount of any loss on the sale of a personal residence;
- a material breach of the employment agreement; or
- a failure to require a successor to assume the employment agreement.

Under the terms of the employment agreements with the executives named in this proxy statement, a change of control means any of the following:

- a consolidation, merger or similar transaction in which we do not survive or in which shares of our common stock are converted into cash, securities or other property, other than a merger in which the holders of our common stock immediately prior to the merger maintain substantially the same proportionate ownership of the common stock of the surviving entity immediately after the merger;
- the sale, lease, exchange or other transfer of all or substantially all of our assets;
- the approval by our stockholders of a plan of liquidation or dissolution; or
- the failure of our directors to constitute a majority of our board of directors at any time during any two consecutive years.

If we terminate an executive for reasons other than for cause following a change of control or if the executive terminates his or her employment for good reason during the two years following a change of control, then under the terms of the employment agreement we will pay the executive a lump sum cash amount equal to the following:

- two times (three times for Mr. Leer) the executive's highest annual base salary during the preceding three years;
- 18 times the effective monthly COBRA rate;
- 24 times (36 times for Mr. Leer) the applicable monthly life insurance premium rate;
- the full amount of any long-term cash awards and a pro-rata portion of any amounts to which the executive would be entitled under our annual cash incentive awards;
- two times (three times for Mr. Leer) the higher of the executive's annual cash incentive award for the most recent year or the average annual cash incentive award for the three years preceding the date of termination;
- the matching contribution under our defined contribution plan and nonqualified executive deferred compensation plan and the annual credit amounts under our defined benefit plans as if the executive continued to participate in those plans for a period of 24 months (36 months for Mr. Leer) and the amount of any related income taxes; and
- the value of any unused vacation time.

In addition to the foregoing, if we terminate an executive for reasons other than for cause following a change of control, all unexpired stock options held by the executive on the date of termination will immediately vest and become exercisable by the executive in accordance with the terms of our stock incentive plan and related equity award agreements. Also, we have agreed to reimburse the executives named in this proxy statement for the cost of financial counseling services (up to a maximum of $5,000) for a period of 24 months (36 months for Mr. Leer), the cost of reasonable outplacement services for a

period of 24 months (36 months for Mr. Leer) and the amount of any excise taxes imposed on the executive under the Internal Revenue Code.

The following table shows the amounts each of the executives named in this proxy statement would receive if we terminated their employment on December 31, 2007 for reasons other than for cause following a change of control or if each of the executives named in this proxy statement terminated his or her employment on December 31, 2007 for good reason following a change of control:

	Steven F. Leer	Robert J. Messey	John W. Eaves	Robert G. Jones	Paul A. Lang
Cash payments:					
Cash severance	$4,800,000	$1,050,000	$1,800,000	$ 945,000	$1,120,667
Healthcare coverage	23,750	15,368	23,750	23,750	23,750
Life insurance premiums	11,808	6,888	9,840	6,199	6,888
Incentive awards(1)	800,000	175,000	400,000	157,500	175,000
Retirement benefits	1,671,512	293,929	544,714	273,615	342,113
Financial counseling and outplacement services	30,000	20,000	20,000	20,000	20,000
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up(2)	—	—	—	—	162,512
Acceleration of equity awards:					
Restricted stock units	—	—	—	—	—
Stock options	1,588,617	534,912	1,029,228	635,805	737,295
Performance-contingent phantom stock	—	—	—	—	—
Total	$8,925,687	$2,096,097	$3,827,532	$2,061,869	$2,588,225

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards, we have assumed that we achieved target levels of performance under those awards. Payouts under performance units would be triggered upon a change of control and, accordingly, we have not included those payouts in the table above. Instead, payouts under performance units have been included in the table below under the heading "Potential Payments Upon Change-in-Control."

(2) We have assumed that the effective federal income tax rate is 35% and that the effective state income tax rate is 6%.

Retirement, death and disability — In the event an executive's employment is terminated as a result of his or her retirement, death or disability, then we will pay the executive an amount equal to the executive's accrued and unpaid base salary, unused vacation time and all other amounts, including payouts under our annual cash incentive awards, that the executive has earned but which have not yet been paid. If an executive's employment is terminated as a result of his or her retirement, death or disability, then all of the vested stock options that remain outstanding will remain exercisable for a period of one year from the date of termination and any restricted stock, restricted stock units, performance units, unvested stock options, performance-contingent phantom stock or other awards granted to the executive under our stock incentive plan that remain outstanding on the date of termination, other than the restricted stock units awarded to our executives in 2004 and the restricted stock awarded to Mr. Eaves in 2002, will immediately be forfeited.

The following table shows the amounts each of the executives named in this proxy statement would receive if the employment of the executive terminated on December 31, 2007 as a result of his retirement, death or disability:

	Steven F. Leer	Robert J. Messey	John W. Eaves	Robert G. Jones	Paul A. Lang
Cash payments:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Healthcare coverage	—	—	—	—	—
Life insurance premiums	—	—	—	—	—
Incentive awards(1)	800,000	175,000	400,000	157,500	175,000
Retirement benefits	—	—	—	—	—
Financial counseling and outplacement services	—	—	—	—	—
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Restricted stock units(2)	—	—	4,493,000	—	—
Stock options	—	—	—	—	—
Performance-contingent phantom stock	—	—	—	—	—
Total	$800,000	$175,000	$4,893,000	$157,500	$175,000

(1) For purposes of estimating the amounts payable by us under our annual cash incentive awards, we have assumed that we achieved target levels of performance under those awards.

(2) For purposes of estimating the amounts payable under our restricted stock unit award agreements, we have calculated the value of accelerated vesting of restricted stock units by multiplying the number of shares underlying unvested restricted stock units outstanding at December 31, 2007 by the closing price of our common stock on December 31, 2007.

Potential Payments Upon Change-in-Control.

Under the terms of our stock incentive plan and the agreements governing the various awards outstanding at December 31, 2007, the executives named in this proxy statement would be entitled to certain benefits in the event a change in control occurs. Under the terms of our stock incentive plan, all outstanding stock options will become fully exercisable and will remain exercisable for the original term of the options, all outstanding restricted stock and restricted stock units will become fully vested and be distributed to the executive and all of the performance units and performance-contingent phantom stock will be paid out in the event a change of control occurs.

Under the terms of the stock incentive plan, a change in control means any change in control that would be required to be reported as such with the Securities and Exchange Commission, including without limitation any of the following:

- a consolidation or merger in which we do not survive or in which shares of our common stock are converted to cash, securities or other property, other than a merger in which the holders of our common stock immediately prior to the merger maintain more than 50% of the ownership of common stock of the surviving corporation immediately after the merger;

- the sale, lease, exchange or other transfer of all or substantially all of our assets;
- the adoption by our board of directors of a plan of liquidation or dissolution; or
- the acquisition by any person of more than 20% of our outstanding common stock.

The following table shows the amounts each of the executives named in this proxy statement would receive if we had undergone a change of control on December 31, 2007.

	Steven F. Leer	Robert J. Messey	John W. Eaves	Robert G. Jones	Paul A. Lang
Cash payments:					
Cash severance	$ —	$ —	$ —	$ —	$ —
Healthcare coverage	—	—	—	—	—
Life insurance premiums	—	—	—	—	—
Incentive awards(1)	2,930,000	1,280,000	1,750,000	1,572,940	729,600
Retirement benefits	—	—	—	—	—
Financial counseling and outplacement services	—	—	—	—	—
Accrued salary and accrued vacation	—	—	—	—	—
Excise tax and gross up	—	—	—	—	—
Acceleration of equity awards:					
Restricted stock units(2)	395,384	175,137	236,512	161,658	74,853
Stock options	—	—	—	—	—
Performance-contingent phantom stock(2)	4,030,221	1,720,819	2,394,769	489,737	440,314
Total	$7,355,605	$3,175,956	$4,381,281	$2,224,335	$1,244,767

(1) For purposes of estimating the amounts payable by us under performance unit awards, we have assumed that we achieved maximum levels of performance under those awards.

(2) For purposes of estimating the amounts payable under the stock incentive plan in the event of a change of control, we have calculated the value of accelerated vesting of (i) restricted stock units by multiplying the number of shares underlying unvested restricted stock units outstanding at December 31, 2007 by the closing price of our common stock on December 31, 2007 and (ii) performance-contingent phantom stock by multiplying the maximum number of shares issuable under the awards outstanding at December 31, 2007 by the closing price of our common stock on December 31, 2007.

Director Compensation for the Year Ended December 31, 2007

Our director compensation program is designed to compensate our non-employee directors, through a simple and understandable structure, for the amount of work required for a company of our size and scope and to align the interests of our non-employee directors with the long-term interests of our stockholders. Directors who are employees do not receive separate retainers or attendance fees for their service as directors.

The following table sets forth compensation paid to each non-employee director during 2007.

Name	Fees Earned or Paid in Cash(1)	All Other Compensation ($)(2)	Total ($)
James R. Boyd	$130,000	$6,000	$136,000
Frank M. Burke	136,250	6,000	142,250
Patricia F. Godley	105,000	—	105,000
Douglas H. Hunt	96,250	6,000	102,250
Brian J. Jennings	103,750	—	103,750
Thomas A. Lockhart	103,750	2,870	106,620
A. Michael Perry	105,000	—	105,000
Robert G. Potter	106,250	—	106,250
Theodore D. Sands	101,250	6,000	107,250
Wesley M. Taylor	96,250	—	96,250

(1) Amounts shown include amounts that the directors elected to defer, on a discretionary basis, pursuant to our deferred compensation plan for non-employee directors described below.

(2) Amounts shown represent contributions under our director matching gift program.

The Nominating and Corporate Governance Committee periodically reviews the compensation structure and amounts for our non-employee directors. Our human resources department supports the committee by researching the structures and amounts of compensation programs sponsored by other similarly-sized public companies and compiling the results of that research for the committee. From time to time, the committee may engage a compensation consultant to provide survey or proxy data on the structure and amount of director compensation for other companies.

At the end of 2007, our Nominating and Corporate Governance Committee engaged a compensation consultant to assess the competitiveness of our non-employee director compensation program. In performing its assessment, the compensation consultant reviewed each element of our director compensation program, including the annual retainer, meeting fees, chairperson fees, equity grants and total compensation, and compared those elements with comparable elements for the S&P Midcap 400 Index and a peer group consisting of several similarly-sized public companies, including several coal companies. The compensation consultant also considered several published director compensation surveys.

Based on the information provided by the compensation consultant, the committee determined that total compensation for our non-employee directors was significantly lower than the average total compensation for the peer group with which we compete for director talent. In approving changes to the director compensation program, the committee considered the form in which to pay director compensation. In doing so, the committee sought to balance the need to align the interests of our directors with the long-term interests of our stockholders against the income tax, accounting and cash flow consequences of various payment alternatives. As a result of the assessment performed by the compensation consultant, our board of directors, upon the recommendation of our Nominating and Corporate Governance Committee, decided to increase director compensation, to eliminate meeting attendance fees and to make certain other changes to the director compensation program.

The following table compares the components of our director compensation programs for 2007 and 2008:

Compensation Component	2007	2008
Annual retainer, paid quarterly	$75,000	$120,000(1)
Additional annual retainer for lead director	$15,000	$15,000
Additional annual retainer for committee chairpersons	$30,000 for Audit Committee and $5,000 for all other committees	$30,000 for Audit Committee, $15,000 for Personnel and Compensation Committee and $10,000 for all other committees
Additional committee retainer	N/A	$15,000 for Audit Committee and $10,000 for all other committees
Board and committee attendance fee	$1,250 for each meeting	N/A
New director fee	$30,000	$60,000(2)

(1) In lieu of equity awards, non-employee directors will be required to defer 50% of the annual retainer into a hypothetical investment in our common stock pursuant to our deferred compensation plan for non-employee directors described below. This policy is intended to align the interests of our directors with the long-term interests of our stockholders by tying a portion of the annual retainer to the performance of our common stock.

(2) Non-employee directors must defer 100% of the new director fee into a hypothetical investment in our common stock pursuant to our deferred compensation plan for non-employee directors described below. This policy is intended to quickly align the interests of new directors with the long-term interests of our stockholders by tying a portion of the director's wealth to the performance of our common stock.

Deferred Compensation Plan. Our board of directors has adopted a deferred compensation plan for non-employee directors. Under the plan, non-employee directors may choose to defer receipt of any or all of the compensation paid to them in a cash account that mirrors the gains and/or losses of a number of different investment funds, one of which is a hypothetical investment in shares of our common stock. Beginning in 2008, non-employee directors will be required to defer 50% of the annual retainer and 100% of the new director fee into a hypothetical investment in our common stock in order to more closely align the interests of our directors with the long-term interests of our stockholders. We credit each non-employee director's account with the number of units equal to the number of shares or units that the non-employee director could purchase or receive with the amount of compensation deferred under the plan on the date we credit the non-employee director's account, based upon the fair market value of the underlying investment on that date.

When a director terminates his or her service as a director, we will pay the amount of compensation deferred under the plan to the director (or to his or her designated beneficiary in the event of death) in annual installments or in a lump sum, at the director's election. The amount we pay will be based on the number of units credited to each director's account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on the date payment occurs. We may also pay a director the amount of compensation deferred under the plan prior to the termination of a

director's service as a director if the board determines that the director has a demonstrated financial hardship.

Other Compensation Arrangements. In addition to the compensation elements described above, we sponsor a director matching gift program. Under our matching gift program, we donate $2.00 for each dollar contributed by a director to accredited institutions of higher education up to a maximum of $6,000 each year. We have included the matching gifts paid on behalf of each of our non-employee directors for 2007 in the table on page 37 of this proxy statement. We have included the matching gifts paid on behalf of Mr. Leer in the table on page 23 of this proxy statement. During 2007, we did not pay any matching gifts on behalf of Mr. Eaves. We reimburse each director for their travel expenses incurred in connection with attendance at board and committee meetings and other matters related to service on our board and for the costs of attending continuing education seminars. We also pay the premiums for directors' liability insurance and travel accident insurance for each director. These amounts are not included in the table above since they are deemed to be business-related payments and not perquisites. We do not maintain a directors' retirement plan, and non-employee directors do not participate in our health, welfare or benefit plans.

Stock Ownership Guidelines. In order to more closely align the interests of our non-employee directors with the long-term interests of our stockholders and in lieu of granting equity awards to our directors, our board of directors has adopted stock ownership guidelines for non-employee directors. The guidelines establish a goal for each of our non-employee directors to own a number of shares of our common stock equal in value to five times the portion of the annual retainer that the directors are not required to defer, or $300,000. Each non-employee director is expected to satisfy this goal by April 27, 2011 or, if elected after April 27, 2006, within five years of becoming a director. As of December 31, 2007, each of the non-employee directors who has been on our board of directors for at least five years satisfied the stock ownership goal adopted by the board of directors. You should see the table under the heading "Security Ownership of Directors and Executive Officers" beginning on page 42 of this proxy statement for more information about the beneficial ownership of our common stock by our non-employee directors.

PERSONNEL AND COMPENSATION COMMITTEE REPORT

The Personnel and Compensation Committee is comprised entirely of independent directors and has the responsibility for reviewing and recommending changes in our executive compensation policies and programs to the board of directors. The committee also reviews and makes recommendations for all compensation payments to our chief executive officer and other executives, which are approved by the board of directors as a whole.

The Personnel and Compensation Committee has reviewed and met with management to discuss the disclosures contained in the section entitled "Compensation Discussion and Analysis" beginning on page 13 of this proxy statement. Based on that review and discussions with management, the Personnel and Compensation Committee recommended to the board of directors, and the board of directors approved, including the disclosures contained in the section entitled "Compensation Discussion and Analysis" in this proxy statement and, by incorporating that section by reference, in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

PERSONNEL AND COMPENSATION COMMITTEE
Robert G. Potter, Chairman
Frank M. Burke
Douglas H. Hunt
Thomas A. Lockhart
Theodore D. Sands
Wesley M. Taylor

AUDIT COMMITTEE REPORT

The Audit Committee oversees our financial reporting process on behalf of the board of directors. Management is primarily responsible for the financial statements and reporting process, including the systems of internal controls, while the independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed our audited consolidated financial statements and has met with and held discussions with management, our internal auditors and with Ernst & Young, LLP, our independent registered public accounting firm, to discuss those financial statements and related matters. The Audit Committee reviewed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee also met, at least quarterly, with the auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. The Audit Committee also reviewed with the independent auditors their judgment as to the quality and the appropriateness of our accounting principles and financial controls and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States.

Our independent registered public accounting firm also provided to the Audit Committee the written disclosures required by the Independence Standards Board Standards No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors that firm's independence, including those matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90. The Audit Committee considered whether the performance by Ernst & Young LLP of non-audit services was compatible with their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the board of directors approved, including the audited consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee has retained Ernst & Young LLP as our independent registered public accounting firm for 2008.

While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that our financial statements are complete and accurate or are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor.

AUDIT COMMITTEE
Frank M. Burke, Chairman
James R. Boyd
Patricia F. Godley
Brian J. Jennings
Thomas A. Lockhart
A. Michael Perry
Robert G. Potter

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of February 25, 2008, information concerning the beneficial ownership of our common stock by each director, each of the executives named in this proxy statement and all current directors and executive officers as a group. Under rules of the Securities and Exchange Commission, persons who have power to vote or dispose of securities, either alone or jointly with others, are deemed to be the beneficial owners of such securities. Each person reflected in the table below has both sole voting and investment power with respect to the shares included in the table, except as described in the footnotes below.

Name of Beneficial Owner	Number of Actual Shares Owned Directly or Indirectly(1)	Options Exercisable Within 60 Days(2)	Amount and Nature of Beneficial Ownership	Percent of Class	Other Stock-Based Items(3)	Total Stock-Based Ownership
James R. Boyd, Director(4)	67,372	—	67,372	*	70,501	137,873
Frank M. Burke, Director(4)	100,000	—	100,000	*	35,638	135,638
John W. Eaves, President, Chief Operating Officer and Director	209,775	210,734	420,509	*	22,966	443,475
Patricia F. Godley, Director	—	—	—	*	14,854	14,854
Douglas H. Hunt, Director(4)	212,000	—	212,000	*	41,742	253,742
Brian J. Jennings, Director	—	—	—	*	4,820	4,820
Steven F. Leer, Chairman and Chief Executive Officer(4)	475,283	482,150	957,433	*	34,650	992,083
Thomas A. Lockhart, Director	200	—	200	*	12,050	12,250
A. Michael Perry, Director	12,558	—	12,558	*	23,717	36,275
Robert G. Potter, Director(4)	21,000	—	21,000	*	39,132	60,132
Theodore D. Sands, Director	50,000	—	50,000	*	56,188	106,188
Wesley M. Taylor, Director	15,103	—	15,103	*	8,068	23,171
Robert G. Jones, Vice President-Law, General Counsel and Secretary	39,562	169,850	209,412	*	866	210,278
Paul A. Lang, Senior Vice President-Operations	25,734	20,584	46,318	*	833	47,151
Robert J. Messey, Senior Vice President and Chief Financial Officer	106,930	14,934	121,864	*	966	122,830
All of our directors and executive officers as a group (20 persons)	1,484,377	1,064,111	2,548,488	1.8%	370,555	2,919,043

* Less than one percent of the outstanding shares.

(1) Includes, for executive officers, shares of restricted stock, shares of our common stock that the executives have elected to defer under our deferred compensation plan for executive officers and indirect interests in shares of our common stock held under our defined contribution plan.

(2) Represents shares of our common stock that could be acquired by exercising stock options through April 25, 2008.

(3) Includes, for directors, indirect interests in shares of our common stock held under our deferred compensation plan for non-employee directors. Includes, for executive officers, unvested restricted stock units awarded to executives under our equity-based compensation plans and indirect interests in shares of our common stock held under our deferred compensation plan for executive officers. While restricted stock units and indirect interests in shares of our common stock under our deferred compensation plans may not be voted or, transferred, we have included them in the table as they represent an economic interest in our common stock that is subject to the same market risk as ownership of actual shares of our common stock.

(4) Includes, for Mr. Boyd, 2,090 shares and, for Mr. Leer, 2,020 shares held jointly with such person's spouse and for which such person shares voting and investment power. Includes, for Mr. Burke, 40,000 shares held by Burke, Mayborn Co., Ltd. for which Mr. Burke has voting and investment power and 60,000 shares held in Mr. Burke's SEP-IRA account for which Mr. Burke has sole voting and investment power. Includes, for Mr. Hunt, 190,000 shares held by the Lyda Hunt-Herbert Trusts — Douglas Herbert Hunt under which Mr. Hunt is a beneficiary but for which Mr. Hunt has no voting or investment power. Includes, for Mr. Potter, 20,000 shares held by the Robert G. Potter Trust dated 11/05/92, Robert G. Potter, as trustee, for which Mr. Potter has voting and investment power and 1,000 shares held by Mr. Potter's spouse.

Security Ownership of Certain Beneficial Owners

The following table shows all persons or entities that we know were "beneficial owners" of more than five percent of our common stock on February 25, 2008.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	21,463,485(1)	15.0%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	8,434,845(2)	5.9%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	7,800,000(3)	5.5%

(1) Based on its filings with the Securities and Exchange Commission, Fidelity Management & Research Company, a subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 19,410,017 shares of our common stock as a result of acting as investment advisor to various investment companies registered under the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management & Research Company, each has sole power to dispose of 19,410,017 shares of common stock. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' board of trustees.

Strategic Advisers, Inc., a subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, provides investment advisory services to individuals. Strategic Advisers, Inc. is the beneficial owner of 278 shares of our common stock. Fidelity International Limited and various foreign-based subsidiaries of FMR LLC provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 2,053,190 shares of our common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, or trusts for their benefit, own shares of voting stock of Fidelity International Limited with the right to cast approximately 47% of the total votes which may be cast by all such holders.

(2) Based on its filings with the Securities and Exchange Commission, Wellington Management Company, LLP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 8,434,845 as a result of acting as investment advisor to various clients. Wellington Management Company, LLP shares the power to vote 5,668,133 shares of common stock and shares the power to dispose of 8,403,145 shares of common stock.

(3) Based on its filings with the Securities and Exchange Commission, Capital World Investors is the beneficial owner of 7,800,000 shares of our common stock as a result of Capital Research and Management Company acting as investment advisor to various investment companies registered under the Investment Company Act of 1940. Capital World Investors has the sole power to vote 3,000,000 shares of common stock and the sole power to dispose of 7,800,000 shares of common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any persons beneficially holding more than ten percent of our common stock to report their ownership of common stock and any changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. The Securities and Exchange Commission has established specific due dates for these reports, and we are required to report in this proxy statement any failure to file by these dates. Based solely on a review of the copies of the reports furnished to us and written representations that no other such statements were required, we believe that all such reports of our directors and executive officers were filed on a timely basis, except that a Form 4 reporting one transaction was filed on behalf of each non-employee director after the due date of the report.

Stockholder Proposals for the 2009 Annual Meeting

If you wish to submit proposals for possible inclusion in our 2009 proxy materials, we must receive them at our principal executive offices no later than the close of business on November 21, 2008. Proposals should be addressed to Robert G. Jones, Vice President-Law, General Counsel and Secretary, Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

If you wish to nominate directors and/or propose proper business from the floor for consideration at the 2008 annual meeting of stockholders, our bylaws provide that:

- you must notify our Secretary in writing;
- your notice must have been received at our headquarters not earlier than January 24, 2009 and not later than February 13, 2009; and
- your notice must contain the specific information required in our bylaws.

We will send copies of these requirements to any stockholder who writes to us requesting this information. Please note that these three requirements apply only to matters that you wish to bring before your fellow stockholders at the 2009 annual meeting of stockholders without submitting them for possible inclusion in our 2009 proxy materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 24, 2008

The notice of annual meeting, proxy statement and our 2007 annual report may be viewed online under "Annual Reports" in the Investors section of our website at http://investor.archcoal.-com/annuals.cfm. Information on our website does not constitute part of this proxy statement. You may find more information about the date, time and location of the annual meeting of stockholders, as well as the items to be voted on by stockholders at the annual meeting, in the section entitled "Proxy and Voting Information" beginning on page 1 of this proxy statement. There, you will also find information about attending the annual meeting and voting your proxy, including where you may find the individual control numbers necessary to vote your shares by telephone or over the Internet.

If you are a stockholder of record and are interested in receiving future proxy statements and annual reports electronically, you should contact our transfer agent by accessing your account at amstock.com and selecting "Shareholder Account Access." If you hold shares of our common stock through a broker, bank or other nominee, please refer to the instructions provided by that entity for instructions on how to elect this option.

PROXY SOLICITATION

We are paying the cost of preparing, printing, and mailing these proxy materials. We will reimburse brokerage firms, banks and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions.

Proxies will be solicited by mail and also may be solicited by our executive officers and other employees personally, by telephone or by electronic means, but such persons will not be specifically compensated for such services. It is contemplated that brokerage firms, banks, custodians, fiduciaries and other nominees will be requested to forward the soliciting material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable expenses incurred. If we decide to retain a proxy solicitor, we will pay the fees charged by the proxy solicitor.

DIRECTIONS TO THE ANNUAL MEETING

From downtown St. Louis: Take Highway 40 West approximately 14 miles to Interstate 270 North (Exit #25). Continue approximately two miles on Interstate 270 North to Olive Boulevard (Exit #14). Take Olive Boulevard East one mile to CityPlace Drive. Turn North on CityPlace Drive and continue to our headquarters at CityPlace One.



From Lambert International Airport: Take Highway 70 West approximately three miles to Interstate 270 South (Exit #232). Continue approximately six miles on Interstate 270 South to Olive Boulevard (Exit #14). Take Olive Boulevard East one mile to CityPlace Drive. Turn North on CityPlace Drive and continue to our headquarters at CityPlace One.



SEC Mail
Mail Processing
Section
MAR 21 2008
Washington DC

By order of the Board of Directors,

Robert G. Jones
Vice President — Law, General Counsel and Secretary

March 21, 2008

Arch Coal, Inc. Shareholder Information

Common Stock

Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol ACI. On February 25, 2008, our common stock closed at $54.90, and we had approximately 8,200 holders of record of our common stock on that date.

Dividends

Arch paid dividends on our common stock totaling $0.27 per share in 2007. There is no assurance as to the amount or payment of dividends in future periods because they are dependent on our future earnings, capital requirements and financial condition.

Code of Business Conduct

We operate under a code of business conduct that applies to all of our salaried employees, including our chief executive officer, chief financial officer and controller. The code is published under "Corporate Governance" at http://investor.archcoal.com.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that address various matters pertaining to director selection and duties. The guidelines are published under "Corporate Governance" at http://investor.archcoal.com.

Independent Public Accounting Firm

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, Missouri 63105

Financial Information

Please direct any inquiries or requests for documents to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2897
www.archcoal.com

Transfer Agent

Questions regarding shareholder records, stock transfers, stock certificates, dividends or other stock inquiries (other than our dividend reinvestment and direct stock purchase plan) should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
(800) 360-4519
www.amstock.com

Requests for information about our dividend reinvestment and direct stock purchase plan should be directed to:

American Stock Transfer & Trust Company
P.O. Box 922, Wall Street Station
New York, New York 10269-0560
(877) 390-3073
www.amstock.com

Corporate Social Responsibility Report



We published our inaugural Corporate Social Responsibility Report in 2007. This report details the company's commitment to acting as a responsible energy company during its first 10 years as a public corporation. The full report may be downloaded at www.archcoal.com.

Clean Coal. America's Power.

Learn more about coal's contribution to America's power at www.americaspower.org.



Design: Falk Harrison Creative, St. Louis, Missouri – www.falkharrison.com

Powering America's past, present and future energy needs. Choose smart, choose coal, choose Arch.

